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As filed with the Securities and Exchange Commission on May 12, 2006

Registration No. 333-132981

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RBS GLOBAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	551112 (Primary Standard Industrial Classification Number)	04-3722228 (IRS Employer Identification No.)

RBS Global, Inc.
4701 Greenfield Avenue
Milwaukee, WI 53214
(414) 643-3000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Robert A. Hitt
President and Chief Executive Officer
RBS Global, Inc.
4701 Greenfield Avenue
Milwaukee, WI 53214
(414) 643-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc D. Jaffe, Esq. Rachel W. Sheridan, Esq. Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, NY 10022 (212) 906-1200	William J. Whelan III, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

                Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

                If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

                If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion
Preliminary Prospectus dated                         , 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

                  Shares

RBS Global, Inc.

Common Stock

              This is RBS Global, Inc.'s initial public offering. RBS Global, Inc. is selling    shares and RBS Global, Inc.'s stockholders are selling    shares.

              We expect the public offering price to be between $              and $                per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol "RXN." Upon completion of the offering, we will be a "controlled company" within the meaning given to that term under the rules of the New York Stock Exchange.

              Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 9 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to RBS Global, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

              The underwriters may also purchase up to an additional                        shares from RBS Global, Inc., and up to an additional                        shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about                        , 2006.

Merrill Lynch & Co.	Credit Suisse

The date of this prospectus is                        , 2006.

[INSIDE FRONT COVER]

              You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

TRADEMARKS

              The following terms used in this prospectus are our trademarks: Rex®, Falk®, MB®, Duralon®, Thomas®, Omega®, Rex® Viva®, Addax®, ModulFlex®, Shafer® Bearing, PSI® Bearing, Cartriseal®, Planetgear™, Drive One®, SteelFlex® and A-Plus®. All other trademarks appearing in this prospectus are the property of their holders.

i

SUMMARY

              The following summary highlights information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus, including the "Risk Factors" section and our consolidated financial statements and notes to those statements, before making an investment decision. The terms "Rexnord," "we," "our," "us," and the "Company" refer to RBS Global, Inc. and its subsidiaries. References to "fiscal year" mean the year ending March 31 of the corresponding calendar year. For example, "fiscal year 2006" or "fiscal 2006" means the period from April 1, 2005 to March 31, 2006.

Our Company

              We are one of the world's leading manufacturers of highly-engineered precision motion technology products, primarily focused on power transmission, or PT, products serving industrial and aerospace end markets. We manufacture what we believe to be the broadest product portfolio in the PT industry. Our product portfolio includes gears, couplings, industrial bearings, flattop chain and modular conveyer belts, special components, industrial chain and aerospace bearings and seals. We have the number one or number two share in the majority of our served markets, which we believe is attributable to the innovative design, premium quality, brand reputation and reliability of our products. We are led by an outstanding management team that employs a proven management system, the Rexnord Business System, or RBS, derived from the Danaher Business System which has been successfully implemented at the Danaher Corporation, to drive performance at every level of the organization. For the fiscal year ended March 31, 2006, we had revenues of $1,081.4 million, net income of $22.9 million and earnings before interest, taxes, depreciation and amortization, or EBITDA, of $159.4 million.

              We have a large and growing installed base of products consisting primarily of moving, wearing components that are consumed in use and have a predictable replacement cycle. In addition, due to the complexity of our customers' manufacturing operations and the high cost of process failure, our customers have demonstrated a strong preference to replace their worn Rexnord products with new Rexnord products. This replacement dynamic drives recurring replacement sales, which we refer to as aftermarket sales, that we estimate accounted for approximately 60% of our North American PT sales for the fiscal year ended March 31, 2006.

              Our products are either incorporated into products sold by original equipment manufacturers, or OEMs, sold to end users directly or sold through industrial distributors as aftermarket products. Our products are marketed globally under brands such as Rex®, Falk® and Link-Belt®, using both direct and indirect channels, to over 400 industrial distributors working through over 1,900 branches worldwide and over 2,000 OEMs. We have 28 manufacturing and four repair facilities located around the world. As of March 31, 2006, we had approximately 5,800 full-time employees.

              Our products are used in a diverse group of end-market industries, including aerospace, aggregates and cement, air handling, construction equipment, chemicals, energy, food and beverage, forest and wood products, mining, material and package handling, marine, natural resource extraction and petrochemical. No end market accounted for more than 15% of our revenues for the fiscal year ended March 31, 2006. Our key product offerings include:

  •
  Gears. We are a leading manufacturer of gearsets and gearboxes, with the number one position in the North American market for parallel shaft, right angle reducers and inline drives.

  •
  Couplings. We are the market leader in North America in lubricated and non-lubricated couplings.

  •
  Industrial Bearings. We have the leading position in the mounted roller bearing market in North America.

  •
  Flattop. We are the number one producer of flattop chain for the global beverage and container end markets.

  •
  Special Components. We are the market leader in Solenoid Actuated motor brakes.

  •
  Industrial Chain. We are the largest North American supplier of engineered chain used in a variety of conveyor systems and drive applications. We also have the leading position in the non-commodity engineered chain and conveying equipment markets in North America.

  •
  Aerospace Bearings and Seals. We are the leading global producer of rolling element airframe control bearings and slotted entry and split ball bearings.

              We were formed by certain affiliates of The Carlyle Group in connection with the acquisition on November 25, 2002 by RBS Acquisition Corporation, our indirect wholly owned subsidiary, from Invensys plc and certain of its affiliates, of all of the capital stock of 16 entities that comprised the Rexnord Group of Invensys. We refer to this transaction throughout this prospectus as the Acquisition.

Our Industry

              According to Industrial Market Information, Inc., the domestic PT industry is approximately an $84 billion per year industry. Of this overall estimated PT products industry, the relevant domestic market for our current product offerings is approximately $5 billion, which includes all product categories in all industries in which we currently compete. The PT industry is fragmented and most participants have limited product lines and serve specific geographies. While there are numerous limited product line competitors, there are only a few national and international competitors of a size comparable to us, including the Emerson Power Transmission Division of Emerson Electric Co. and the Dodge Manufacturing Division of Rockwell Automation, Inc. The industry's customer base is broadly diversified across many sectors of the economy. We believe that market growth in the PT industry is closely tied to overall growth in industrial production.

              Precision motion technology products are generally critical components in the machinery or plant in which they operate, yet they typically represent only a fraction of an end user's total production cost. However, because the costs associated with product failure to the end user can be substantial, we believe end users in most of the markets we serve focus on products with quality, reliability and availability, rather than considering price alone, when making a purchasing decision. We believe that the key to success in our industry is to develop a reputation for quality and reliability, as well as an extensive distribution network to maintain attractive margins on products and gain market share.

              Our industry is also characterized by relatively high barriers to entry, including the need for significant start-up capital expenditures, experience with sophisticated engineering requirements, the ability to produce a broad number of niche products with very little lead time and long-standing customer relationships. In addition, we believe there is an industry trend of customers increasingly consolidating their vendor bases, which we expect should allow those companies with broader product offerings to capture additional market share. We believe entry into our markets by foreign competitors with low cost labor will be limited due to the fact that we manufacture highly specialized niche products for which access to distribution channels is limited.

Our Strengths

              Market Leadership Positions in Diversified End Markets.    We derive our high-margin performance from holding leading industry positions in the markets in which we compete. We believe we have achieved this market leadership because of our extensive offering of high quality products, positive brand perception, highly-engineered product lines, market experience and focus on customer satisfaction. We believe we have further enhanced our position as a market leader with the Falk Acquisition in May 2005, which is one of the preeminent and most recognized brands in the industry. The Falk Acquisition has established our gear and coupling product lines as market leaders with meaningful relative market shares giving us increased exposure to new end markets in which Falk has had a sizeable market presence such as mining, natural resource extraction, cement and aggregates.

              Significant Installed Base and Extensive Distribution Network.    Over the past century, we have established long-term relationships with OEMs serving a wide variety of industries. As a result of incorporating our moving, wearing components into their products, our sales to OEMs have created a broad installed base for our products, and one which generates significant aftermarket sales for us as our products are consumed in use. These aftermarket sales from the installed base in turn create a recurring revenue stream from our distribution partners. We believe our scale, end-user preference and product line breadth make our portfolio an attractive package to distributors in our industry, and our network of distributors is as broad as that of any PT company, critical factors that contribute to our high base of recurring aftermarket revenues.

              The Rexnord Business System.    RBS was originally established in 2001 by our CEO, Bob Hitt, and then augmented by Carlyle in partnership with George Sherman, our chairman of the board, former CEO of the Danaher Corporation and architect of the Danaher Business System. RBS is at the heart of our performance-driven culture and drives both our strategic development and operational improvements. The purpose of RBS is to deliver the highest level of customer satisfaction. RBS is based on three basic tenets: People, Plan and Process, and focuses on the development of industry leading talent, a rigorous strategic planning process and deployment of a lean process necessary to achieve the strategic plan. RBS embodies a wide-ranging lean enterprise strategy based on eliminating waste from every business process to provide world class quality, delivery and service to customers while maximizing the quality of earnings and return on investment. Implementation of RBS is focused on accelerating growth, improving quality and delivery and reducing costs. Prior to the Falk Acquisition in May 2005, the implementation of RBS resulted in the achievement of significant operational improvements, including: on-time delivery improvement from 68% in March 2003 to 91% in March 2005; a reduction in selling, general and administrative expenses as a percentage of sales from 21% for the period from November 25, 2002 through March 31, 2003 to 18.9% in fiscal 2005; the reduction of our overall fixed cost base by consolidating manufacturing locations; the reduction of headcount by 12% from 5,400 in March 2002 to 4,760 in March 2005; and the rationalization of our product offerings. We continue to aggressively implement operational excellence initiatives through RBS.

              New Product Development and Application Engineering Expertise.    We possess strong application engineering and new product development capabilities, and we believe we have a reputation as an innovator in our markets. As a result of our extensive library of product applications, knowledge and expertise applied across our extensive portfolio of stock keeping units, or SKUs, we are well positioned to develop customized solutions in response to customer needs. We believe our product development expertise is another driving factor that has enabled us to achieve leading positions across all of our core product lines.

              Experienced, High-Caliber Management Team.    Our management team is headed by Bob Hitt, President, Chief Executive Officer and Director, who joined Rexnord in 2000 after serving for six years in leadership positions at Invensys plc and its predecessor, Siebe plc. Mr. Hitt has led the successful implementation of RBS. Other members of our management team include Tom Jansen, Executive Vice President of Finance and Chief Financial Officer, who has spent 24 years at Rexnord and Mike Andrzejewski, Vice President of Business Development, who has been with Rexnord for 32 years. In addition, this management team has had numerous successes integrating acquisitions, including the integration of Falk.

Our Business Strategy

              We believe we are well positioned to achieve sustainable growth in excess of the U.S. gross domestic product because of our focus on end markets where we can exert leadership, our diverse, premier customer base, our strong application engineering and product development expertise, the inherent barriers to entry and expansion opportunities in markets outside of North America. We plan to use the following strategies to further our growth:

              Apply the Rexnord Business System.    The purpose of RBS is to deliver the highest level of customer satisfaction. Grounded in three key tenets—People, Plan and Process—RBS focuses on the development of industry leading talent, a rigorous strategic planning process and deployment of lean processes necessary to achieve the strategic plan. Our implementation of RBS is focused on accelerating growth, improving quality and delivery and reducing costs. RBS is at the heart of our performance-driven culture and drives both our strategic development and operational improvements. Despite significant successes achieved to date in the areas of inventory management, headcount and operating margins, we expect to achieve further operational efficiencies by continuing to aggressively implement RBS throughout our businesses.

              Leverage Distributor Channels.    By marketing our products to both OEMs and directly to end users, we create an expressed end-user preference for our products. We believe this customer preference is important in differentiating our products from our competitors' products and preserving our ability to influence OEMs and distributors to select our products. In addition, because it is more cost effective for distributors to deal with multi-line suppliers, we believe our relative market power with distributors is and will continue to be enhanced by the fact that we have one of the most extensive product portfolios in the industry. We also believe entry into our markets by foreign competitors with low cost labor will be limited due to the fact that we manufacture highly specialized niche products for which access to distribution channels is limited. We believe the combination of these factors, in addition to joint marketing and other collaborative efforts, will position us to gain additional share with these distributors.

              Continue Product Group Focus.    Since the Acquisition, we have aligned the organization to provide improved focus on the development and execution of the various product group strategies while maintaining alignment with the overall corporate growth strategy. We put in place the corporate-level resources, including field sales, customer service, logistics and technology, to allow our products groups to take advantage of existing cost and marketplace leverage. We believe this organization, in addition to being a major advantage in competing with industrial PT companies with more limited product offerings, provides us with enhanced market visibility and focus, which we believe positions us to capture additional market share.

              Pursue Strategic Acquisitions.    With our breadth of offerings across the universe of PT and related products, our strong customer and distributor relationships and our know-how in implementing lean enterprise initiatives through RBS, we have an ideal platform for acquiring and successfully integrating related businesses, as evidenced through our acquisition and integration of Falk. Management believes that there may be a number of attractive potential acquisition candidates in the future, in part due to the fragmented nature of the industry, and we will continue to pursue strategic acquisitions to augment our growth, enhance our industry leadership and create value.

The Falk Acquisition

              In May 2005, we acquired The Falk Corporation, or Falk, from Hamilton Sundstrand, a division of United Technologies Corporation, for $301.3 million ($306.2 million purchase price including related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. Falk is a manufacturer of gears and lubricated couplings with calendar year 2004 sales of $203.1 million, and recognized leader in the gear and coupling markets with exceptional "brand equity" as evidenced by its number one rating in gearboxes and couplings in Plant Services Magazine's "Reader's Choice Award" in 2004. The Falk Acquisition significantly enhanced our position as a leading manufacturer of highly-engineered precision motion technology products. By combining our leadership positions in flattop chain, industrial bearings, non-lubricated couplings and industrial chain with Falk's complementary leadership positions in gears and lubricated couplings, as well as a growing gear repair business, the Falk Acquisition created a comprehensive, market-leading product portfolio that we believe to be the broadest in the industry.

Our Controlling Stockholder

              Entities controlled by The Carlyle Group, or Carlyle, own approximately 95% of our equity before giving effect to the offering. Carlyle is a global private equity firm based in Washington, DC with investment professionals in 14 countries around the world. Carlyle invests in buyouts, venture, real estate and leveraged finance in North America, Europe, and Asia. Founded in 1987, Carlyle has invested $14.9 billion in 439 transactions and has achieved a strong track record over the last 18 years. Carlyle has approximately $35 billion of capital under management and conducts its investment activities through focused industry groups that leverage the extensive operating, corporate and financial expertise of its partners. Carlyle will beneficially own        % of our common stock after the offering, or        % if the underwriters exercise the over-allotment option in full. We pay an annual fee of $2 million to Carlyle for advisory and other consulting services.

              We are a Delaware corporation. Our principal executive offices are located at 4701 Greenfield Avenue, Milwaukee, Wisconsin 53214. Our telephone number is (414) 643-3000. Our website is located at www.rexnord.com. The information that appears on our website is not a part of, and is not incorporated into, this prospectus.

The Offering

Common Stock offered by RBS Global, Inc.	shares.
Common Stock to be offered by the selling stockholders	shares.
Shares outstanding after the offering	shares.
Use of proceeds
We estimate that our net proceeds from this offering without exercise of the over-allotment option will be approximately $ million. We intend to use these net proceeds to repay a portion of our outstanding indebtedness.
Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.
NYSE symbol	"RXN."

              The number of shares outstanding after the offering excludes shares reserved for issuance under our stock option plans, of which options to purchase            shares at an average option price of $                              have been issued. This number assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we or the selling shareholders will issue and sell an additional                        shares. Unless we indicate otherwise, all information in this prospectus gives effect to a    for    stock split of our common stock that will occur immediately prior to the closing of this offering.

Summary Financial Data

              The summary historical financial data as of March 31, 2005 and 2006 and for the years ended March 31, 2004, 2005 and 2006, have been derived from our consolidated financial statements and related notes thereto included in this prospectus, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The summary historical financial data as of March 31, 2004 has been derived from financial statements audited by Ernst & Young LLP, which are not included in this prospectus. The following data should be read in conjunction with "Selected Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Fiscal Year Ended March 31,
(Dollars in millions)
	2004	2005	2006(1)
Statements of Income Data:
Net sales	$712.8	$811.0	$1,081.4
Cost of sales(2)	485.4	555.8	742.3

Gross profit	227.4	255.2	339.1
Selling, general and administrative expenses	148.1	153.6	187.8
Restructuring and other similar costs	2.6	7.3	31.1
Curtailment gain	(6.6)	—	—
Amortization of intangible assets	13.9	13.8	15.7

Income from operations	69.4	80.5	104.5
Interest expense, net	(45.4)	(44.0)	(61.5)
Other expense, net	(1.1)	(0.7)	(3.8)

Income before income taxes	22.9	35.8	39.2
Provision for income taxes	8.7	14.2	16.3

Net income	$14.2	$21.6	$22.9

Other Information:
EBITDA(3)	$113.7	$125.2	$159.4
Net Cash provided by (used for)
Operating activities	45.0	67.4	91.9
Investing activities	(30.7)	(19.3)	(336.1)
Financing activities	(31.2)	(42.0)	240.6
Depreciation and amortization of intangible assets	45.4	45.4	58.7
Capital expenditures	22.1	25.7	37.1
	Fiscal Year Ended March 31,
(Dollars in millions)
	2004	2005	2006(1)
Balance Sheets Data:
Cash	$21.8	$26.3	$22.5
Working capital(4)	117.6	118.9	159.2
Total assets	1,299.1	1,277.4	1,608.1
Total debt(5)	550.8	506.7	753.7
Total stockholders' equity	399.1	424.7	441.1

Footnotes on following page

(1)
Consolidated financial data as of and for the year ended March 31, 2006 reflects the estimated fair value of assets acquired and liabilities assumed in connection with the Falk Acquisition. The comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of the Falk Acquisition.

(2)
We capitalize overhead variances into inventories based on estimates of related cost drivers, which are generally either raw material purchases or standard labor. In fiscal 2005, we re-evaluated these estimates to ensure we were valuing our inventories at actual cost. As a result, we revised certain of these estimates which increased inventories and reduced cost of sales by $7.0 million in fiscal 2005.

(3)
EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is presented because management believes it is an important supplemental measure of performance and it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Other companies in our industry may calculate EBITDA differently. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of operating performance or any other measures of performance derived in accordance with generally accepted accounting principles. Because EBITDA is calculated before recurring cash charges, including interest expense and taxes, and is not adjusted for capital expenditures or other recurring cash requirements of the business, it should not be considered as a measure of discretionary cash available to invest in the growth of the business. A reconciliation of net income to EBITDA is as follows:

	Fiscal Year Ended March 31,
(Dollars in millions)
	2004	2005	2006
Net income	$14.2	$21.6	$22.9
Interest expense, net	45.4	44.0	61.5
Provision for income taxes	8.7	14.2	16.3
Depreciation and amortization of intangibles	45.4	45.4	58.7

EBITDA	$113.7	$125.2	$159.4

EBITDA for the fiscal year ended March 31, 2004 includes $2.6 million of restructuring charges, a $6.6 million curtailment gain related to our pension and postretirement plans, other expenses of $1.1 million and a $0.4 million "last-in, first-out," or LIFO, benefit. EBITDA for the fiscal year ended March 31, 2005 includes $7.3 million of restructuring charges, a $1.6 million charge related to the write-off of excess and obsolete inventory that was on-hand on the date that the Acquisition was consummated for which no reserves were established in purchase accounting, other expenses of $0.7 million and a $2.0 million LIFO charge. EBITDA for the fiscal year ended March 31, 2006 includes $31.1 million of restructuring charges, a $0.7 million charge to write-off excess and obsolete inventory related to certain consolidation and integration activities and other expenses of $3.8 million. Additionally, in fiscal 2006 we recorded $3.0 million of LIFO expense on our non-Falk inventories, offset by $2.8 million of LIFO income due to fair value adjustments we recorded on the acquired Falk inventories, resulting in a net $0.2 million change in our LIFO reserve.

(4)
Represents total current assets less total current liabilities.

(5)
Total debt represents long-term debt plus the current portion of long-term debt.

RISK FACTORS

              Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock. If any of the following risks materialize, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business

Our markets within the PT industry are very competitive.

              We operate in highly fragmented markets within the PT industry. As a result, we compete against numerous different companies. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we operate, and some of our competitors have greater financial and other resources than we do. Competition in our business lines is based on a number of considerations including product performance, cost of transportation in the distribution of our products, brand reputation, quality of client service and support and price. Additionally, some of our larger, more sophisticated customers are attempting to reduce the number of vendors from which they purchase in order to increase their efficiency. If we are not selected to become one of these preferred providers, we may lose access to certain sections of the end markets in which we compete. Our customers increasingly demand a broad product range and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in manufacturing, customer service and support, marketing and our distribution networks. We may also have to adjust the prices of some of our products to stay competitive. We cannot assure you that we will have sufficient resources to continue to make these investments or that we will maintain our competitive position within each of the markets we serve.

We rely on independent distributors.

              In addition to our own direct sales force, we depend on the services of independent distributors to sell our products and provide service and aftermarket support to our customers. We support an extensive distribution network, with over 1,900 distributor locations nationwide. Rather than serving as passive conduits for delivery of product, our industrial distributors are active participants in the overall competitive dynamic in the PT industry. Industrial distributors play a significant role in determining which of our products are stocked at the branch locations, and hence are most readily accessible to aftermarket buyers, and the price at which these products are sold. For the fiscal year ended March 31, 2006, approximately 21.9% of our net sales were generated through sales to three of our key independent distributors: Motion Industries, Inc. (which accounted for 11.8%), Applied Industrial Technologies, Inc. and Kaman Corporation. Almost all of the distributors with whom we transact business offer competitors' products and services to our customers. In addition, the distribution agreements we have are typically cancelable by the distributor after a short notice period. The loss of a substantial number of these distributors or an increase in the distributors' sales of our competitors' products to our customers could materially reduce our sales and profits.

We are highly leveraged, and we may not be able to meet our future debt service requirements.

              As of March 31, 2006, our total debt was $753.7 million (which includes the term loan used to fund the Falk Acquisition). Our ability to make scheduled payments of principal of, pay interest on, or refinance our indebtedness will depend on our future performance. Our performance depends, in part, on prevailing economic conditions and financial, business and other factors, including factors beyond our control. To the extent that we use a substantial portion of our cash flow from operations to pay the principal and interest on our indebtedness, that cash flow will not be available to fund our future operations and capital expenditures. We cannot be sure our operating cash flow will be sufficient to fund our future capital expenditures and debt service requirements or to fund future operations. In addition, our ability to comply with certain financial covenants included in our debt agreements will depend on our future cash flows and results of operations.

Our business depends upon general economic conditions, and we serve customers in cyclical industries.

              Our financial performance depends, in large part, on conditions in the markets that we serve and in the U.S. and global economy generally. Some of the industries we serve are highly cyclical, such as the aerospace, energy and industrial equipment industries. While we are currently experiencing an upturn in the economic environment, it is uncertain how long this upturn will continue. We have undertaken cost reduction programs as well as diversified the end-market served to mitigate the effect of a downturn in economic conditions, however, such programs may be unsuccessful in the event a downturn occurs. Any sustained weakness in demand or downturn or uncertainty in the economy generally would reduce our sales and profitability.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

              The successful implementation of our business strategy requires us to continuously evolve our existing products and introduce new products to meet customers' needs in the industries we serve and want to serve. Our products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. If we fail to meet these requirements, our business could be at risk. We believe that our customers rigorously evaluate their suppliers on the basis of a number of factors, including product quality, price competitiveness, technical and manufacturing expertise, development and product design capability, new product innovation, reliability and timeliness of delivery, operational flexibility, customer service and overall management. Our success will depend on our ability to continue to meet our customers' changing specifications with respect to these criteria. We cannot assure you that we will be able to address technological advances or introduce new products that may be necessary to remain competitive within our businesses. Furthermore, we cannot assure you that we can adequately protect any of our own technological developments to produce a sustainable competitive advantage.

If we lose certain of our key sales, marketing or engineering personnel, our business may be adversely affected.

              Our success depends on our ability to recruit, retain and motivate highly-skilled sales, marketing and engineering personnel. Competition for these persons in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers, develop new products and provide acceptable levels of customer service could suffer. In addition, while we have entered into employment agreements with some of our key personnel, we cannot assure you that these individuals will stay with us. If any of these key personnel were to leave our company it could be difficult to replace him, and our business could be harmed.

Increases in the cost of our raw materials, in particular sheet, plate and bar steel, casting, forgings and high-performance engineered plastic, or the loss of a substantial number of our suppliers could adversely affect our financial health.

              In the fiscal year ended March 31, 2006, approximately 30% of our net sales were applied towards the purchase of raw materials required for our manufacturing processes. We generally purchase our materials on the open market. However, in certain situations we have found it advantageous to enter into contracts for certain large commodity purchases, although we currently are not a party to any unconditional purchase obligations pursuant to any take-or-pay or through-put contracts. In the past, these contracts generally have had one-to-five year terms and have contained competitive and benchmarking clauses to ensure competitive pricing. While we currently maintain alternative sources for raw materials, our business is subject to the risk of price fluctuations and periodic delays in the delivery of many of our raw materials. We do not typically enter into hedge transactions to reduce our exposure to price risks and cannot assure you that we would be successful in passing on any attendant costs if these risks were to materialize. In addition, if we are unable to continue to purchase our required quantities of raw materials on commercially reasonably terms, or at all, or if we are unable to maintain or enter into our purchasing contracts for our larger commodities, our business operations could be disrupted and our profitability could be adversely impacted.

We may be unable to make necessary capital expenditures.

              We periodically make capital investments to, among other things, maintain and upgrade our facilities and enhance our products' processes. As we grow our businesses, we may have to incur significant capital expenditures. We believe that we will be able to fund these expenditures through cash flow from operations and borrowings under the senior credit facilities of our subsidiary, Rexnord Corporation, which we guarantee. However, the agreement that governs the senior credit facilities, or the Credit Agreement, contains limitations that could affect our ability to fund our future capital expenditures and other capital requirements. We cannot assure you that we will have, or be able to obtain, adequate funds to make all necessary capital expenditures when required, or that the amount of future capital expenditures will not be materially in excess of our anticipated or current expenditures. If we are unable to make necessary capital expenditures, our product line may become dated, our productivity may be decreased and the quality of our products may be adversely affected, which, in turn, could reduce our sales and profitability.

Restrictive covenants in the senior credit facilities and the indenture may restrict our ability to pursue our business strategies.

              The indenture and the senior credit facilities limit our ability, among other things, to:

  •
  incur additional indebtedness or contingent obligations;

  •
  pay dividends or make distributions to our stockholders;

  •
  repurchase or redeem our stock;

  •
  make investments;

  •
  grant liens;

  •
  make capital expenditures;

  •
  enter into transactions with our stockholders and affiliates;

  •
  sell assets; and

  •
  acquire the assets of, or merge or consolidate with, other companies.

              In addition, the senior credit facilities require us to maintain certain financial ratios. Although we are currrently in compliance, we may not be able to maintain these ratios. If we default under the senior credit facilities, we could be prohibited from making any payments on the notes, and the lenders under the senior credit facilities could require immediate repayment of the entire principal outstanding under these facilities. If the lenders under our senior credit facilities require immediate repayment, we will not be able to repay them and also repay the notes in full. For additional information regarding the limitations our indebtedness imposes on us, please refer to the section entitled "Description of Indebtedness—Covenants and Other Matters."

Our international operations are subject to uncertainties, which could adversely affect our operating results.

              Our business is subject to certain risks associated with doing business internationally. Our net sales outside the United States represented approximately 29% of our total sales for fiscal year 2006. Accordingly, our future results could be harmed by a variety of factors, including:

  •
  fluctuations in currency exchange rates;

  •
  exchange controls;

  •
  compliance with U.S. Department of Commerce export controls;

  •
  tariffs or other trade protection measures and import or export licensing requirements;

  •
  potentially negative consequences from changes in tax laws;

  •
  interest rates;

  •
  unexpected changes in regulatory requirements;

  •
  differing labor regulations;

  •
  requirements relating to withholding taxes on remittances and other payments by subsidiaries;

  •
  restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

  •
  restrictions on our ability to repatriate dividends from our subsidiaries; and

  •
  exposure to liabilities under the Foreign Corrupt Practices Act.

              As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

We may incur significant costs for environmental compliance and/or to address liabilities under environmental laws and regulations.

              Our operations and facilities are subject to extensive federal, state, local and foreign laws and regulations related to pollution and the protection of the environment, health and safety, including those governing, among other things, emissions to air, discharges to water, the generation, handling, storage, treatment and disposal of waste and other materials, and the remediation of contaminated sites. We have incurred and expect to continue to incur significant costs to maintain or achieve compliance with these environmental laws and regulations. We believe that our business, operations and facilities are being operated in material compliance with applicable environmental laws and regulations. However, the operation of manufacturing plants entails risks in these areas, and a failure by us to comply with applicable environmental laws, regulations, or the permits required for our operations could result in civil or criminal fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. Moreover, if applicable environmental laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated.

              Several environmental laws and regulations, including the federal Superfund law, impose liability to investigate and remediate contamination on present and former owners and operators of facilities and sites, and on potentially responsible parties, or PRPs, for sites to which such parties may have sent waste for disposal. Such liability can be imposed without regard to fault and, under certain circumstances, may be joint and several, resulting in one PRP being held responsible for the entire obligation. Liability may also include damages to natural resources. We are currently conducting investigations and cleanup of known or potential contamination at several of our current and former facilities, and have been named as a PRP at several third party Superfund sites. See "—Legal Proceedings". In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger remediation requirements that are not currently applicable to our operating facilities, and as a result, we could incur significant unanticipated costs. The discovery of additional contamination, or the imposition of more stringent cleanup requirements, could require significant expenditures by us. We may also face liability for alleged personal injury or property damage due to exposure to hazardous substances used at our facilities or that may be contained within our current or former products.

              We believe that, subject to various terms and conditions, we enjoy certain indemnification protection from Invensys with respect to certain environmental liabilities that may have occurred prior to the Acquisition, including certain liabilities associated with our Downers Grove, Illinois facility and with personal injury claims for alleged exposure to hazardous materials. We also believe that, subject to various terms and conditions, we enjoy certain indemnification protection from Hamilton Sundstrand Corporation, or Hamilton Sundstrand, with respect to certain environmental liabilities that may have occurred prior to the Falk Acquisition, including certain liabilities associated with personal injury claims for alleged exposure to hazardous materials. See "—Legal Proceedings" for a discussion regarding certain matters that we believe may enjoy such indemnification protection. We cannot assure you, however, that Invensys or Hamilton Sundstrand will be able to satisfy their respective indemnification obligations. If Invensys or Hamilton Sundstrand becomes unable to, or otherwise does not, comply with their respective indemnity obligations, or if certain contamination or other liability for which we are obligated is not subject to this indemnity, we could become subject to significant liabilities. As a result, it is possible that we will not be able to recover pursuant to these indemnities a substantial portion, if any, of the costs that we may incur.

We rely on intellectual property that may be misappropriated or subject to claims of infringement.

              We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection, as well as licensing agreements and third-party nondisclosure and assignment agreements. We cannot assure you that any of our applications for protection of our intellectual property rights will be approved or that others will not infringe on or challenge our intellectual property rights. We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants and advisors to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. If we are unable to maintain the proprietary nature of our technologies, our ability to sustain margins on some or all of our products may be affected, which could reduce our sales and profitability. In addition, in the ordinary course of our operations, from time to time we pursue and are pursued in potential litigation relating to the protection of certain intellectual property rights, including some of our more profitable products, such as flattop chain.

We could face potential product liability claims relating to products we manufacture or distribute.

              We may be subject to product liability claims in the event that the use of our products, or the exposure to our products or their raw materials is alleged to have resulted in injury or other adverse effects. We currently maintain product liability insurance coverage, but we cannot assure you that we will be able to obtain such insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome. An unsuccessful product liability defense could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, our business depends on the strong brand reputation we have developed. In the event that this reputation is damaged as a result of a product liability claim, we may face difficulty in maintaining our pricing positions and market share with respect to some of our products, which would reduce our sales and profitability.

We, our customers and our shippers have unionized employees that may stage work stoppages, which could seriously impact the profitability of our business.

              As of March 31, 2006, we had approximately 5,800 employees, of whom approximately 4,150 were employed in the United States and the remainder were employed abroad. Approximately 630 of our North American employees are represented by labor unions. The four U.S. collective bargaining agreements to which we are a party will expire in September 2006, April 2008, July 2008 and February 2009. Additionally, approximately 19% of our workforce is employed in Europe where trade union membership is common. Although we believe that our relations with our employees are good currently, if our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations, which could interfere with our ability to deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. In addition, if a greater percentage of our workforce becomes unionized, our business and financial results could be materially adversely affected. Many of our direct and indirect customers have unionized workforces. Strikes, work stoppages or slowdowns experienced by these customers or their suppliers could result in slowdowns or closures of assembly plants where our products are used. In addition, organizations responsible for shipping our products may be impacted by occasional strikes staged by the International Brotherhood of Teamsters, or Teamsters Union. Any interruption in the delivery of our products could reduce demand for our products and could have a material adverse effect on us.

We may be unable to successfully realize all of the intended benefits from the Falk Acquisition, and we may be unable to identify or realize the intended benefits of other potential acquisition candidates.

              We acquired Falk on May 16, 2005 and are still in the process of integrating it into our business. If we are unable to manage this process effectively, or if unforeseen circumstances arise, we may not realize the intended benefits from this acquisition. We may also evaluate other potential acquisitions, some of which could be material, and engage in discussions with acquisition candidates. We cannot assure you that suitable acquisition candidates will be identified and acquired in the future, that the financing of any such acquisition will be available on satisfactory terms or that we will be able to accomplish our strategic objectives as a result of any such acquisition. Nor can we assure you that our acquisition strategies will be successfully received by customers or achieve their intended benefits. Often acquisitions are undertaken to improve the operating results of either or both of the acquiror and the acquired company and we cannot assure you that we will be successful in this regard. We will encounter various risks in acquiring other companies, including the possible inability to integrate an acquired business into our operations, diversion of management's attention and unanticipated problems or liabilities, some or all of which could materially and adversely affect us.

The Carlyle Group controls us and may have conflicts of interest with our other shareholders in the future.

              Entities controlled by Carlyle own 95% of our equity and are able to control our affairs in all cases. After this offering, Carlyle will beneficially own     % of our common stock, or    % if the underwriters exercise their over-allotment option in full. As a result, Carlyle will continue to be able to control the election and removal of our directors and determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales and other significant corporate transactions. This concentration of ownership may delay or deter possible changes in control of our company, which may reduce the market price of our stock. We cannot assure you that the interests of Carlyle will coincide with the interests of other holders of our common stock.

              In addition, upon completion of the offering, we will be a "controlled company" within the meaning given to that term under the rules of the New York Stock Exchange, or NYSE. As a controlled company, we will be exempt from the requirements that our board of directors be comprised of a majority of independent directors or that our compensation committee and governance and nominating committee be comprised of independent directors. Directors who are independent from Rexnord will from time to time after this offering comprise less than a majority of our board of directors and, if so, independent directors will have less influence over our corporate governance and other issues in which stockholders may have an interest than if they comprised a majority of our board of directors.

Our future required cash contributions to our pension plans may increase if new pension funding requirements are enacted into law.

              Congress is considering legislation to reform funding requirements for underfunded pension plans on a prospective basis. The proposed legislation as currently drafted would, among other things, increase the percentage funding target from 90% to 100% and require the use of a more current mortality table in the calculation of minimum yearly funding requirements. This proposed legislation is preliminary and could change significantly before it is enacted into law. Our future required cash contributions to our two underfunded U.S. defined benefit pension plans may increase based on the funding reform provisions that are ultimately enacted into law.

Risks Related to this Offering

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

              Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the initial public offering price.

We cannot assure you that an active trading market will develop for our stock.

              There has never been a public market for our common stock. While we intend to file an application for the listing of our common stock on the NYSE, an active public market for our common stock may not develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. The initial public offering price of our common stock will be determined through negotiations between the underwriters, us and the selling shareholders and may not be indicative of the price that will prevail in the open market following this offering.

A substantial number of our shares of common stock may be sold in the public market by our principal stockholders who hold shares with large unrealized gains, or otherwise, which could adversely affect the market price of our shares, which in turn could negatively impact your investment in us.

              Future sales of substantial amounts of our shares of common stock in the public market (or the perception that such sales may occur) could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through future sales of our equity securities. Upon completion of this offering, we will have                        shares of common stock issued and outstanding (including                        shares which we expect to be issued upon exercise of stock options by certain of the selling stockholders and resold in this offering). All of the shares we and the selling stockholders are selling in this offering, plus any shares sold upon the exercise of the underwriters' over-allotment option, will be freely tradeable without restriction under the Securities Act of 1933, unless purchased by our affiliates. A number of our other shares also are freely tradeable. Upon completion of this offering,                         of our shares of common stock will be restricted or control securities within the meaning of Rule 144 under the Securities Act of 1933 (                        shares of common stock if the underwriters' over-allotment option is exercised in full). The rules affecting the sale of these securities are summarized under "Shares Eligible for Future Sale." Following this offering, without giving effect to the over-allotment option, stockholders that collectively own                        shares of our common stock will have registration rights with respect to their shares.

              Subject to certain exceptions described under the caption "Underwriting," we and all of our directors and executive officers and certain of our stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the underwriters for a period of            days from the date of this prospectus. When this period expires we and our locked-up stockholders will be able to sell our shares in the public market. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall.

              Our principal stockholders hold (and following completion of this offering will continue to hold) shares of our common stock in which they have a very large unrealized gain, and these stockholders may wish, to the extent they may permissibly do so, to realize some or all of that gain relatively quickly by selling some or all of their shares.

              We also may issue our shares of common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

You will experience immediate and substantial dilution.

              The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock. Accordingly, if you purchase common stock in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of           million shares of common stock by us at an assumed initial public offering price of $         per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), you will incur immediate dilution of approximately $      in the net tangible book value per share. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below estimated initial public offering price of our common stock. To the extent that these options are exercised, you will experience further dilution.

Because we have not paid dividends in the past and do not anticipate paying dividends on our common stock in the foreseeable future, you should not expect to receive dividends on shares of our common stock.

              We have no present plans to pay cash dividends to our stockholders and, for the foreseeable future, intend to retain all of our earnings for use in our business. The declaration of any future dividends by us is within the discretion of our board of directors and will be dependent on our earnings, financial condition and capital requirements, as well as any other factors deemed relevant by our board of directors. In addition, the Credit Agreement governing the senior credit facilities contains covenants limiting the payment of cash dividends without the consent of the lenders and the indenture governing the 10.125% senior subordinated notes due 2012, or the senior subordinated notes, of our subsidiary, Rexnord Corporation, contain covenants limiting the payment of cash dividends without the consent of the holders of the senior subordinated notes.

Although we already file periodic reports with the Securities and Exchange Commission, becoming a public company will increase our expenses and administrative burden, in particular to bring our company into compliance with the Sarbanes Oxley Act of 2002.

              As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to create or revise the roles and duties of our board committees, adopt additional internal controls and disclosure controls and procedures, retain a transfer agent and adopt an insider trading policy in compliance with our obligations under the securities laws.

              In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission and the New York Stock Exchange, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

              Our disclosure and analysis in this prospectus concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and the realization of sales from our backlog, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. Although these statements are based upon reasonable assumptions, including projections of orders, sales, operating margins, earnings, cash flow, research and development costs, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled "Risk Factors." Accordingly, we can give no assurance that we will achieve the results anticipated or implied by our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

USE OF PROCEEDS

              Assuming an initial public offering price of $            per share, we estimate that we will receive net proceeds from this offering of approximately $            million, after deducting underwriting discounts and commissions and other estimated expenses of $            million payable by us. This estimate assumes an initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

              We intend to use the net proceeds from the offering to pay a portion of our term loans, a portion of which were used to fund the Falk Acquisition. The senior credit facilities provide for $587 million of term loans and a $75 million revolving credit facility, each of which will terminate in fiscal 2012. The weighted average interest rate under the senior credit facilities for all borrowings outstanding as of March 31, 2006 was 6.9% per year.

DIVIDEND POLICY

              We intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. We do not anticipate paying any dividends for the foreseeable future, and the Credit Agreement governing the senior credit facilities and the indenture governing the senior subordinated notes limit our ability to pay dividends or other distributions on our common stock. See "Description of Our Indebtedness." The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements.

CAPITALIZATION

              The following table sets forth our capitalization as of March 31, 2006:

  •
  on an actual basis, and

  •
  on an as adjusted basis to give effect to our sale of            shares of common stock in this offering at an assumed offering price of $            .

              You should read this table in conjunction with the consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included elsewhere in this prospectus.

	As of March 31, 2006
	Actual	As Adjusted
	(unaudited)
	(in millions)
Long-term debt	753.7

Stockholders' equity:
Common stock	0.1
Additional paid-in capital	363.4
Retained earnings	68.3
Accumulated other comprehensive income	9.3

Total stockholders' equity	441.1

Total capitalization(1)	$1,194.8	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) each of cash, additional paid-in capital, total stockholders' equity and total capitalization by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

              Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in the offering exceeds the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

              Our net tangible book value as of March 31, 2006 was $            million, or $            per share. After giving effect to the receipt and our intended use of approximately $            million of estimated net proceeds from our sale of            shares of common stock in the offering at an assumed offering price of $            per share, our as adjusted net tangible book value as of March 31, 2006 would have been approximately $            million, or $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors:

Per Share
Assumed initial public offering price per share	$
Net tangible book value before the offering
Increase per share attributable to investors in the offering

Pro forma net tangible book value after the offering

Dilution per share to new investors	$

              The following table illustrates the per share dilution to new investors upon exercise of the over-allotment option in full:

Per Share
Pro forma net tangible book value after the offering	$
Increase in net tangible book value to existing stockholders

Dilution to new investors	$

              A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our pro forma net tangible book deficit by $            , the as adjusted net tangible book deficit per share after this offering by $            per share and the dilution per share to new investors in this offering by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

              The following table summarizes on an as adjusted basis as of March 31, 2006:

  •
  the total number of shares of common stock purchased from us;

  •
  the total consideration paid to us, assuming an initial public offering price of $            per share (before deducting the estimated underwriting discount and commissions and offering expenses payable by us in connection with this offering); and

  •
  the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration
Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
Investors in the offering		%		%

Total		100%		$100%

              The following table illustrates the effect of the exercise of all outstanding stock options as of March 31, 2006:

Total Consideration
Shares Purchased
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors in the offering			%			%

Total		100%			$100%

              A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) total consideration paid by existing stockholders, total consideration paid by new investors and the average price per share by $            , $            and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and without deducting underwriting discounts and commissions and estimated expenses payable by us.

SELECTED FINANCIAL INFORMATION

              The selected historical financial data as of March 31, 2005 and 2006 and for the years ended March 31, 2004, 2005 and 2006, have been derived from our consolidated financial statements and related notes thereto included in this prospectus, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The selected historical financial data as of March 31, 2003 and 2004 and for the period from November 25, 2002 through March 31, 2003 have been derived from financial statements audited by Ernst & Young LLP, which are not included in this prospectus. The selected historical financial data for periods prior to November 25, 2002, which have been audited by Ernst & Young LLP, have a different basis of accounting and consist of the combined historical financial data of the wholly owned subsidiaries of Invensys and its affiliates that were acquired by our indirect wholly owned subsidiary RBS Acquisition Corporation in the Acquisition. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor Basis of Accounting(2)
			Period From November 25, 2002 through March 31, 2003
		Period From April 1, 2002 through November 24, 2002		Fiscal Year Ended March 31
	Fiscal Year Ended March 31, 2002
				2004	2005	2006(1)
	(dollars in millions)
Statement of Income Data:
Net Sales	$722.2	$469.3	$252.5	$712.8	$811.0	$1,081.4
Cost of Sales(3)	477.1	310.5	162.1	485.4	555.8	742.3

Gross Profit	245.1	158.8	90.4	227.4	255.2	339.1
Selling, General and Administrative Expenses	146.2	103.1	52.9	148.1	153.6	187.8
Restructuring and Other Similar Costs	55.9	7.5	—	2.6	7.3	31.1
Curtailment Gain	—	—	—	(6.6)	—	—
Income from Litigation Settlement	—	(2.3)	—	—	—	—
Amortization of Intangible Assets	18.8	1.1	4.6	13.9	13.8	15.7

Income from Operations	24.2	49.4	32.9	69.4	80.5	104.5
Interest Expense, Net	(24.0)	(13.0)	(16.3)	(45.4)	(44.0)	(61.5)
Other Income (Expense), Net	0.9	(0.1)	(0.5)	(1.1)	(0.7)	(3.8)

Income Before Income Taxes	1.1	36.3	16.1	22.9	35.8	39.2
Provision for Income Taxes	9.6	16.0	6.5	8.7	14.2	16.3

Net Income (Loss)	$(8.5)	$20.3	$9.6	$14.2	$21.6	$22.9

Other Data:
EBITDA(4)	$77.7	$73.5	$47.2	$113.7	$125.2	$159.4
Net Cash Provided By (Used For)
Operating Activities	66.0	(27.0)	51.1	45.0	67.4	91.9
Investing Activities	(14.6)	(11.2)	(920.0)	(30.7)	(19.3)	(336.1)
Financing Activities	(52.2)	16.4	906.3	(31.2)	(42.0)	240.6
Depreciation and Amortization of Intangible Assets	52.6	24.2	14.8	45.4	45.4	58.7
Capital Expenditures	21.7	11.8	6.9	22.1	25.7	37.1

	Predecessor Basis of Accounting(2) March 31, 2002
		March 31,
		2003	2004	2005	2006(1)
	(dollars in millions)
Balance Sheet Data:
Cash	$21.6	$37.2	$21.8	$26.3	$22.5
Working Capital(5)	110.1	135.8	117.6	118.9	159.2
Total Assets	1,183.4	1,314.2	1,299.1	1,277.4	1,608.1
Total Debt(6)	412.9	580.5	550.8	506.7	753.7
Stockholders' Equity	477.3	375.0	399.1	424.7	441.1

(1)
Consolidated financial data as of and for the year ended March 31, 2006 reflects the estimated fair value of assets acquired and liabilities assumed in connection with the Falk Acquisition. The comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of the Falk Acquisition.

(2)
Consolidated financial data for all periods subsequent to November 25, 2002 (the date of the Acquisition) reflect the fair value of assets acquired and liabilities assumed in connection with the Acquisition. The comparability of the operating results for the periods presented is affected by the revaluation of the assets acquired and liabilities assumed on the date of the Acquisition. RBS Global, Inc. was formed on November 4, 2002. The financial data for periods prior to November 25, 2002 have a different basis of accounting and consist of the combined historical financial data of the wholly owned subsidiaries of Invensys and its affiliates that were acquired by our indirect wholly owned subsidiary, RBS Acquisition Corporation, in the Acquisition (Predecessor Basis of Accounting).

(3)
We capitalize overhead variances into inventories based on estimates of related cost drivers, which are generally either raw material purchases or standard labor. In fiscal 2005, we re-evaluated these estimates to ensure we were valuing our inventories at actual cost. As a result, we revised certain of these estimates which increased inventories and reduced cost of sales by $7.0 million in fiscal 2005.

(4)
EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is presented because management believes it is an important supplemental measure of performance and it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Other companies in our industry may calculate EBITDA differently. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of operating performance or any other measures of performance derived in accordance with generally accepted accounting principles. Because EBITDA is calculated before recurring cash charges, including interest expense and taxes, and is not adjusted for capital expenditures or other recurring cash requirements of the business, it should not be considered as a measure of discretionary cash available to invest in the growth of the business. A reconciliation of net income (loss) to EBITDA is as follows:

	Predecessor Basis of Accounting(2)
			Period From November 25, 2002 through March 31, 2003
		Period From April 1, 2002 through November 24, 2002		Fiscal Year Ended March 31
	Fiscal Year Ended March 31, 2002
				2004	2005	2006(1)
	(dollars in millions)
Net Income (Loss)	$(8.5)	$20.3	$9.6	$14.2	$21.6	$22.9
Interest Expense, net	24.0	13.0	16.3	45.4	44.0	61.5
Provision for Income Taxes	9.6	16.0	6.5	8.7	14.2	16.3
Depreciation and Amortization	52.6	24.2	14.8	45.4	45.4	58.7

EBITDA	$77.7	$73.5	$47.2	$113.7	$125.2	$159.4

EBITDA for the period from April 1, 2002 through November 24, 2002 includes $7.5 million of restructuring charges, other expenses of $0.1 million, $2.3 million of income from a litigation settlement, losses of $0.7 million related to the operating results of the Hansen P4 product line which was retained by our former parent company, Invensys plc, and excludes $1.6 million of pro forma expenses related to costs that the Company would have expected to incur had the Company operated as a separate legal entity from Invensys prior to November 25, 2002. EBITDA for the period from November 25, 2002 through March 31, 2003 includes other expenses of $0.5 million and a $0.3 million "last-in, first-out," or LIFO, benefit. EBITDA for the fiscal year ended March 31, 2004 includes $2.6 million of restructuring charges, a $6.6 million curtailment gain related to our pension and postretirement plans, other expenses of $1.1 million and a $0.4 million LIFO benefit. EBITDA for the fiscal year ended March 31, 2005 includes $7.3 million of restructuring charges, a $1.6 million charge related to the write-off of excess and obsolete inventory that was on-hand on the date that the Acquisition was consummated for which no reserves were established in purchase accounting, other expenses of $0.7 million and a $2.0 million LIFO charge. EBITDA for the fiscal year ended March 31, 2006 includes $31.1 million of restructuring charges, a $0.7 million charge to write-off excess and obsolete inventory related to certain consolidation and integration activities and other expenses of $3.8 million. Additionally, in fiscal 2006 we recorded $3.0 million of LIFO expense on our non-Falk inventories, offset by $2.8 million of LIFO income due to fair value adjustments we recorded on the acquired Falk inventories, resulting in a net $0.2 million change in our LIFO reserve.

(5)
Represents total current assets less total current liabilities.

(6)
Total debt represents long-term debt plus the current portion of long-term debt, and includes intercompany loans in 2002 with our former parent, net.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion together with our financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of the factors we describe under "Risk Factors" and elsewhere in this prospectus.

Overview

        We believe that we are one of the leading manufacturers of highly-engineered precision motion technology products, primarily focused on PT products serving industrial and aerospace end markets. We manufacture and market a very broad product portfolio, including flattop chain and modular conveyor belts, industrial bearings, aerospace bearings and seals, special components, couplings and gears and industrial chain. Our products are used in the plants and equipment of companies in diverse industries including food and beverage, energy, aerospace, forest products, cement and construction. Our products are either incorporated into products sold by original equipment manufacturers or sold to end users through industrial distributors as aftermarket products. We have a large installed base of products consisting primarily of moving, wearing components that are consumed in use and that have a predictable replacement cycle. Although our results of operations are dependent on general economic conditions, our large installed base generates aftermarket sales that partially mitigate the impact of economic downturns on our results of operations. Due to the similarity of our products, historically we have not experienced significant changes in gross margins due to changes in sales product mix or sales channel mix.

        The PT industry is comprised of numerous participants, most serving specific geographies with discrete product lines. The industry's end-user base is broadly diversified across many sectors of the economy and end users increasingly are focusing on limiting their supplier base, creating the opportunity for companies with broader product offerings to capture additional market share.

        The PT products sold by industry participants generally are critical components in the machinery or plant in which they operate and range from highly-engineered products, such as flattop conveyor chain, to products that are more commoditized in nature, such as roller chain. Regardless of the level of sophistication of the product, PT components typically represent only a fraction of an end user's total production cost. However, because the cost of product failure to the end user is substantial, we believe end users of PT components look to quality, reliability, service, availability and selection, rather than price alone, in making their purchasing decisions.

        In recent years, we have increased our manufacturing focus on highly-engineered products, rather than lower margin commodity products or products with commodity-like qualities. On the other hand, we do continue to manufacture roller chain in Europe. We are continuing to explore outsourcing opportunities for components where high-quality, low-cost sourcing alternatives are available.

Impact of the Acquisition and Related Financing Transactions

        On November 25, 2002, pursuant to a Stock Purchase Agreement between RBS Acquisition Corporation, our indirect wholly owned subsidiary, and Invensys plc and certain of its affiliates, RBS Acquisition Corporation acquired the outstanding stock of the Predecessor for $923.9 million, including direct costs of the Acquisition of $11.8 million. The purchase price was financed by a $359.5 million equity investment from affiliates of Carlyle and certain members of management of the Company, $360 million of term loans under the senior credit facilities and $225 million of the senior subordinated notes.

The Falk Acquisition

        In May 2005, we acquired Falk from Hamilton Sundstrand, a division of United Technologies Corporation, for $301.3 million ($306.2 million purchase price including transaction related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. Falk is a manufacturer of gears and lubricated couplings with calendar year 2004 sales of $203.1 million, and is a recognized leader in the gear and coupling markets. The Falk Acquisition significantly enhanced our position as a leading manufacturer of highly-engineered precision motion technology products. By combining our leadership positions in flattop chain, industrial bearings, non-lubricated couplings and industrial chain with Falk's complementary leadership positions in gears and lubricated couplings, as well as a growing gear repair business, the Falk Acquisition created a comprehensive, market-leading product portfolio that we believe to be the broadest in the industry.

        The Falk Acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to identifiable assets acquired and liabilities assumed based upon their estimated fair values. The estimated fair values included in the purchase price allocation are preliminary and based upon currently available information. We are still in the process of strategically assessing our combined business which may give rise to additional purchase liabilities. Accordingly, final adjustments to the purchase price allocation may be required. We expect to finalize the purchase price allocation within one year from the date of the Falk Acquisition. We fully integrated Falk into our existing product offerings in fiscal 2006, and therefore we do not manage Falk as a standalone business. Prior to our acquisition, the standalone Falk business had annual revenues of $203.1 million in calendar 2004, their latest pre-acquisition fiscal year.

Financial Statement Presentation

        The following paragraphs provide a brief description of certain items and accounting policies that appear in our financial statements and general factors that impact these items.

        Net Sales.    Net sales represent gross sales less deductions taken for sales returns and allowances and incentive rebate programs.

        As discussed above, our products are industrial products that are used in a number of diverse end-markets and consist of moving, wearing components that are consumed in use. As a result of these characteristics, we believe our net sales are primarily driven by overall changes in the general economy and, specifically, changes in industrial production, the replacement cycles of our products and the maintenance and capital spending trends of the end-users of our products. In addition, the cyclicality of the industries in which our end-users operate also can affect our net sales. Our relative strength in certain end-markets, however, such as food and beverage, and our aftermarket sales through our distributors, which historically have not been as dependent on economic conditions as our sales to original equipment manufacturers, partially mitigate the impact of this market cyclicality. We estimate that aftermarket sales accounted for approximately 60% of our North American PT sales for the year ended March 31, 2006 which we believe is representative of after-market sales in the prior periods presented in this prospectus.

        Changes in levels of our net sales historically have lagged behind changes in the levels of overall industrial production by three to six months, both when industrial production is increasing and when it is declining. This lag is a result of order lead times and end-user budget cycles, as well as levels of existing inventory at our distributors, which levels historically have been lower at the end of economic downturns. Any reduction in inventory held by our industrial distributors has a negative impact on our sales to industrial distributors during that same period.

        Cost of Sales.    Cost of sales includes all costs of manufacturing required to bring a product to a ready for sale condition. Such costs include direct and indirect materials, direct and indirect labor costs, including fringe benefits, supplies, utilities, depreciation, insurance, pension and post-retirement benefits, information technology costs and other manufacturing related costs.

        The largest component of our cost of sales is cost of materials, which represented approximately 30% of net sales in fiscal 2006. The principal materials used in our manufacturing processes are commodities that are available from numerous sources and include sheet, plate and bar steel, castings, forgings, high-performance engineered plastics and a wide variety of other components. We have a strategic sourcing program to significantly reduce the number of direct and indirect suppliers we use and to lower the cost of purchased materials.

        The next largest component of our cost of sales is direct and indirect labor, which represented approximately 22% of net sales in fiscal 2006. Direct and indirect labor and related fringe benefit costs are susceptible to inflationary trends. As we continue to implement the Rexnord Business System with the goal of eliminating waste from business processes at all business levels, including labor input, we expect that any productivity gains from the Rexnord Business System will help to offset inflationary price pressure on labor and benefit costs.

        Selling, General and Administrative Expenses.    Selling, general and administrative expense primarily includes sales and marketing, finance and administration, engineering and technical services and distribution. Our major cost elements include salary and wages, fringe benefits, pension and post-retirement benefits, insurance, depreciation, advertising, travel and information technology costs.

Critical Accounting Estimates

        The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. We evaluate our estimates and judgments on an on-going basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate and different assumptions or estimates about the future could change our reported results.

        We believe the following accounting policies are the most critical to us in that they are important to our financial statements and they require our most difficult, subjective or complex judgments in the preparation of our consolidated financial statements.

        Revenue recognition.    Sales are recorded upon transfer of title of product, which occurs upon shipment to the customer. Because we enter into sales rebate programs with some of our customers, which require us to make rebate payments to them from time to time, we estimate amounts due under these sales rebate programs at the time of shipment. Net sales relating to any particular shipment are based upon the amount invoiced for the shipped goods less estimated future rebate payments and sales returns. These rebates are primarily volume-based and are estimated based upon our historical experience. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known to us. The value of returned goods during fiscal 2006, 2005 and 2004 was less than 0.5% of net sales. Other than our standard product warranty, there are no post-shipment obligations.

        Inventory.    We value inventories at the lower of cost or market. Cost of certain domestic inventories are determined on a last-in, first-out (LIFO) basis. Cost of the remaining domestic inventories and all foreign inventories are determined on a first-in, first-out (FIFO) basis. The valuation of inventories includes variable and fixed overhead costs and requires significant management estimates to determine the amount of overhead variances to capitalize into inventories. We capitalize overhead variances into inventories based on estimates of related cost drivers, which are generally either raw material purchases or standard labor. Due to changes in our manufacturing processes, we re-evaluated these estimates in fiscal 2005 to ensure we were valuing our inventories at actual cost. As a result, we revised certain of these estimates which increased inventories and reduced cost of sales by $7.0 million in fiscal 2005.

        In some cases we have determined a certain portion of our inventories are excess or obsolete. In those cases, we write down the value of those inventories to their net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The total write-down of inventories charged to expense was $4.9 million, $3.1 million, and $1.5 million during the fiscal years ended March 31, 2006, 2005 and 2004, respectively.

        Impairment of intangible assets and tangible fixed assets.    Our intangible assets and tangible fixed assets are held at historical cost, net of depreciation and amortization, less any provision for impairment. Tangible fixed assets are depreciated to their residual values on a straight-line basis over their estimated useful lives as follows:

Land	No depreciation
Buildings and improvements	13 to 50 years
Machinery and equipment	3 to 13 years
Hardware and software	3 to 5 years

        An impairment review of intangible or tangible fixed assets is performed if an indicator of impairment, such as an operating loss or cash outflow from operating activities or a significant adverse change in the business or market place, exists. Estimates of future cash flows used to test the asset for impairment are based on current operating projections extended to the useful life of the asset group and are, by their nature, subjective.

        Our recorded goodwill is not amortized but is tested annually for impairment using a discounted cash flow analysis. The test for impairment was conducted in the fourth quarter of fiscal 2006 and 2005 and no impairment was found for any reporting unit.

        The Company is expected to recognize amortization expense on the intangible assets subject to amortization of $12.2 million in the fiscal year ending March 31, 2007, $4.1 million in the fiscal year ending March 31, 2008, $3.9 million in the fiscal year ending March 31, 2009, $3.9 million in the fiscal year ending March 31, 2010 and $3.9 million in the fiscal year ending March 31, 2011.

        Retirement benefits.    Pension obligations are actuarially determined and are affected by assumptions including discount rate and assumed annual rate of compensation increase for plan employees, among other assumptions. Changes in discount rate and differences from actual results for each assumption as well as the actual return on plan assets compared to the expected rate of return on plan assets will affect the amount of pension expense we recognize in future periods. As of March 31, 2006, our pension plans had benefit obligations of $249.8 million as compared to plan assets of $155.8 million. Approximately $39.0 million of the total $94.0 million of benefit obligations in excess of plan assets is related to plans of our foreign subsidiaries, principally in Germany, where such plans are typically not funded.

        Market interest rates continued to decline during fiscal 2006 and, as a result, after consultation with our actuarial consultants, we reduced the discount rate from 5.78% at March 31, 2005 to 5.54% at March 31, 2006. We also updated the mortality tables used in our March 31, 2006 actuarial valuations. As a result of these two assumption changes, our projected pension and postretirement benefit obligations increased by approximately $9.2 million and $1.6 million, respectively, at March 31, 2006. Our estimated return on plan assets remained at 8.5% in fiscal 2006 and fiscal 2005 based on historical experience.

        The obligation for post-retirement benefits other than pension also is actuarially determined and is affected by assumptions including the discount rate and expected future increase in per capita costs of covered post-retirement health care benefits. Changes in the discount rate and differences between actual and assumed per capita health care costs may affect the recorded amount of the expense in future periods.

        Income taxes.    At the end of each interim period, we estimate the effective tax rate expected to be applicable for the full fiscal year. The estimated effective tax rate contemplates the expected jurisdiction where income is earned as well as tax planning strategies. If the actual results are different from our estimates, adjustments to the effective tax rate may be required in the period such determination is made.

        We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, we have established a full valuation allowance against our deferred tax assets relating to foreign loss carryforwards and a partial valuation allowance against our deferred tax assets relating to certain state net operating loss and foreign tax credit carryforwards.

Results of Operations

	Fiscal Year Ended March 31,
(in millions)
	2004	2005	2006
Sales	$712.8	$811.0	$1,081.4
Cost of sales	485.4	555.8	742.3

Gross profit	227.4	255.2	339.1
Gross profit % of sales	31.9%	31.5%	31.4%
Selling, general & administrative expenses	148.1	153.6	187.8
Restructuring and other similar costs	2.6	7.3	31.1
Curtailment gain	(6.6)	—	—
Amortization of intangible assets	13.9	13.8	15.7

Income from operations	69.4	80.5	104.5
% of sales	9.7%	9.9%	9.7%
Interest expense, net	(45.4)	(44.0)	(61.5)
Other expense, net	(1.1)	(0.7)	(3.8)

Income before income taxes	22.9	35.8	39.2
Provision for income taxes	8.7	14.2	16.3

Net income	$14.2	$21.6	$22.9

Year Ended March 31, 2006 Compared with the Year Ended March 31, 2005

        Net Sales.    Net sales in fiscal 2006 were $1,081.4 million, an increase of $270.4 million or 33.3%, from last year's net sales of $811.0 million. The increase in net sales was due primarily to the additional sales from the newly-acquired Falk business. We fully integrated Falk into our existing product offerings in fiscal 2006, and therefore we do not manage Falk as a standalone business. Prior to our acquisition, the standalone Falk business had annual revenues of $203.1 million in calendar 2004, their latest pre-acquisition fiscal year.

        We continued to experience solid performance in our industrial products end markets of forest products, energy, construction equipment, natural resource extraction, metals processing and infrastructure expansion (mining, cement, aggregates), as well as strong demand for our aerospace products. The net impact of foreign currency fluctuations on fiscal 2006 net sales was not significant.

        Cost of Sales.    Cost of sales were $742.3 million in fiscal 2006, an increase of $186.5 million, or 33.6%, from our fiscal 2005 cost of sales of $555.8 million. Cost of sales in fiscal 2006 includes a charge of $0.7 million to write-off certain excess and obsolete inventory in connection with plant consolidation and integration activities. Cost of sales in fiscal 2005 includes (i) a $7.0 million benefit due to a change in estimate regarding the capitalization of certain overhead variances into inventory, and (ii) a $1.6 million one-time charge to write-off certain excess and obsolete inventory that was on-hand at the date of the Carlyle Acquisition for which no reserves were established in purchase accounting. The remaining year over year increase in cost of sales is due primarily to the increase in net sales in fiscal 2006.

        Gross Profit.    Gross profit was $339.1 million in fiscal 2006, an increase of $83.9 million from our fiscal 2005 gross profit of $255.2 million. The increase in gross profit was due to the changes in net sales and cost of sales discussed above. As a percent of net sales, gross profit margins were 31.4% in fiscal 2006 compared to 31.5% in fiscal 2005. We were able to hold our fiscal 2006 gross profit margins relatively consistent with the prior year even though the acquired Falk business historically had lower gross margins than Rexnord (Falk's historical gross margins were 18.3% in calendar 2004, their latest pre-acquisition fiscal year). We accomplished this primarily due to synergies and fixed cost reductions resulting from integrating the Falk and Rexnord businesses.

        Selling, General and Administrative Expenses ("SG&A").    SG&A expenses increased by $34.2 million, or 22.3%, in fiscal 2006 to $187.8 million as compared to $153.6 million in fiscal 2005. As a percentage of net sales, SG&A expenses declined to 17.4% in fiscal 2006 compared to 18.9% in fiscal 2005. The reduction in SG&A expenses as a percent of sales is due primarily to SG&A cost reduction efforts associated with the integration of the acquired Falk business. As a result, we were able to achieve higher sales volume in fiscal 2006 with a comparatively lower SG&A cost structure. The $34.2 million increase in SG&A dollars in fiscal 2006 is primarily due to the Falk Acquisition.

        Restructuring and Other Similar Costs.    We expensed $31.1 million of restructuring and other similar costs in fiscal 2006, including $6.9 million of non-cash asset impairments, related to plans we initiated in fiscal 2006 to restructure certain manufacturing operations and reduce headcount at certain locations. The non-cash asset impairments related to the closure of our Flattop plant in Puerto Rico and a decision to outsource certain portions of our Industrial Chain manufacturing operations. We also incurred $16.5 million of plant consolidation and integration costs consisting primarily of (i) the closure of our Coupling plant in Warren, Pennsylvania, (ii) the closure of our Flattop plant in Puerto Rico, and (iii) Falk integration costs, including the continuation of certain Falk plant consolidation efforts that had been initiated prior to our acquisition of Falk. All of these consolidation and integration actions were substantially complete as of March 31, 2006. The remaining $7.7 million of restructuring and other similar costs in fiscal 2006 relate primarily to severance, relocation and recruiting expenses for certain headcount reduction and management realignment initiatives.

        During fiscal 2005, we expensed $7.3 million of restructuring and other similar costs related primarily to severance, recruiting and relocation costs incurred as part of our effort to realign management and upgrade talent.

        Amortization of Intangible Assets.    We continue to amortize the cost of our intangible assets which include patents, customer relationships (including distribution network), a covenant not to compete and software. Amortization of these intangible assets amounted to $15.7 million in fiscal 2006 and $13.8 million in fiscal 2005. The increase between years is due to amortization of the acquired Falk intangible assets.

        Interest Expense, net.    Interest expense, net was $61.5 million in fiscal 2006 compared to $44.0 million in fiscal 2005. Approximately $13.4 million of the $17.5 million increase in our net interest expense between years was attributable to interest on the additional $312 million term loan used to fund the Falk acquisition. The remainder of the increase in net interest expense was due to higher interest rates year over year on our variable-rate term debt.

        Other Expense, net.    Other expense, net for fiscal 2006 consisted of management fees of $2.0 million, attorney fees related to the refinancing of our credit agreement of $1.0 million, losses on the sale of plant, property and equipment of $0.4 million and exchange losses of $0.4 million. Other expense, net for fiscal 2005 consisted of gains on the sales of plant, property and equipment of $2.1 million, exchange losses of $0.8 million and management fees of $2.0 million.

        Provision for Income Taxes.    The effective income tax rate for fiscal 2006 of 41.6% is up slightly from our fiscal 2005 effective income tax rate of 39.7% due to certain one-time non-deductible expenses and higher foreign-related tax expense, offset in part by the realization of certain state and local income tax benefits. See Note 12 of the consolidated financial statements for more information on income taxes.

        Net Income.    Net income in fiscal 2006 was $22.9 million as compared to $21.6 million in the prior year due to the factors described above.

Year Ended March 31, 2005 Compared with the Year Ended March 31, 2004

        Net Sales.    Net sales in fiscal 2005 were $811.0 million, an increase of $98.2 million or 13.8%, from last year's net sales of $712.8 million. The sales growth in fiscal 2005 occurred as each of our major product offerings (bearing, coupling, industrial chain, gearing, flattop, aerospace and special components) posted year over year improvements. Business conditions in the end markets where our products are utilized, including construction, mining, cement, energy, heavy duty truck and aerospace, have improved over fiscal 2004, and our distribution channel partners have decreased the magnitude of inventory reductions in the channel compared to fiscal 2004. Approximately $15.5 million of the fiscal 2005 sales growth was the result of changes in currency rates, principally related to the Euro, from those in effect during fiscal 2004.

        Cost of Sales.    Cost of sales were $555.8 million in fiscal 2005, an increase of $70.4 million, or 14.5%, from our fiscal 2004 cost of sales of $485.4 million. Cost of sales in fiscal 2005 includes a $2.0 million charge to appropriately reflect the valuation of our domestic inventories to the last-in, first-out (LIFO) method of inventory valuation, a $1.6 million one-time charge to write-off certain excess and obsolete inventory that was on-hand at the date of the Carlyle Acquisition for which no reserves were established in purchase accounting, and a $7.0 million benefit due to a change in estimate regarding the capitalization of certain overhead variances into inventory. This change in estimate resulted from a re-evaluation of our process for capitalizing overhead costs into inventory to ensure we were valuing our inventories at actual cost. Cost of sales in fiscal 2004 includes a favorable LIFO benefit of $0.5 million. The remaining increase in cost of sales between years is due primarily to the increase in net sales in fiscal 2005.

        Gross Profit.    Gross profit was $255.2 million in fiscal 2005, an increase of $27.8 million from our fiscal 2004 gross profit of $227.4 million. The increase in gross profit was due to the changes in net sales and cost of sales discussed above. As a percent of sales, gross profit margins were 31.5% in fiscal 2005 compared to 31.9% in fiscal 2004. We estimate that our gross profit margins were adversely affected in fiscal 2005 by approximately 100 basis points due to increased raw materials prices. Higher LIFO expense year-over-year and the $1.6 million charge we recorded to write-off certain excess and obsolete inventory that was on-hand at the date of the Carlyle Acquisition for which no reserves were established in purchase accounting also adversely our fiscal 2005 gross profit margins by a combined 50 basis points. These reductions in gross profit margins in fiscal 2005 were partially offset by the favorable impact of the $7.0 million change in estimate regarding the capitalization of certain overhead variances into inventory discussed above.

        Selling, General and Administrative Expenses ("SG&A").    SG&A expenses increased by $5.5 million, or 3.7%, in fiscal 2005 to $153.6 million as compared to $148.1 million in fiscal 2004. As a percentage of net sales, SG&A declined to 18.9% in fiscal 2005 compared to 20.8% in fiscal 2004. The reduction in SG&A expenses as a percent of sales is due primarily to the impact of our restructuring actions taken during fiscal 2005 to reduce overhead and administrative headcount. As a result, we were able to achieve higher sales volume in fiscal 2005 with a comparatively lower SG&A cost structure. This reduction in SG&A expenses was partially offset by adverse changes in currency exchange rates which had the impact of increasing SG&A expenses by $3.2 million in fiscal 2005 as compared to fiscal 2004. Increased sales volume accounted for the remainder of the dollar increase in SG&A expenses in fiscal 2005.

        Restructuring and Other Similar Costs.    Restructuring costs of $7.3 million were incurred during fiscal 2005 compared to $2.6 million in fiscal 2004. The fiscal 2005 amount consisted of severance, recruiting and relocation costs incurred as part of our effort to realign management and upgrade talent.

        Curtailment Gain.    In December 2003, we made significant modifications to our defined benefit pension plan covering certain U.S. employees by freezing credited service as of March 31, 2004. The changes to the defined benefit plan resulted in a curtailment of the plan under accounting principles generally accepted in the U.S. Accordingly, a pretax curtailment gain of $5.6 million was recorded in the third quarter of fiscal 2004. In the fourth quarter of fiscal 2004, the Company eliminated postretirement benefits for certain active employees and recognized a curtailment gain of $1.1 million. There was no curtailment gain in fiscal 2005.

        Amortization of Intangible Assets.    We are amortizing the cost of intangible assets acquired in the acquisition of the Rexnord Group including patents, a distribution network and a covenant not to compete. Amortization of these intangible assets amounted to $13.8 million in fiscal 2005 and $13.9 million in fiscal 2004. We did not acquire any new intangible assets during fiscal 2005 or fiscal 2004.

        Interest Expense, net.    Interest expense (net of interest income) was $44.0 million in fiscal 2005 compared to $45.4 million in fiscal 2004. The reduction in interest expense in fiscal 2005 is due primarily to lower overall debt levels compared to fiscal 2004 as we repaid $45 million of term loans in fiscal 2005. Interest on the subordinated notes was 10.125% per annum in both fiscal 2005 and 2004 and interest on the term loans averaged approximately 5.0% during fiscal 2005 as compared to 5.1% during fiscal 2004.

        Other Expense, net.    Other expense, net for fiscal 2005 consisted of gains on the sales of plant, property and equipment of $2.1 million, exchange losses of $0.8 million and management fees of $2.0 million. Other income (expense), net for fiscal 2004 consisted of gains on the sales of plant, property and equipment of $0.9 million and management fees of $2.0 million.

        Provision for Income Taxes.    The effective income tax rate for fiscal 2005 of 39.7% is up slightly from our fiscal 2004 effective income tax rate of 38.0% due to higher state and local income taxes.

        Net Income.    Net income in fiscal 2005 was $21.6 million as compared to $14.2 million in fiscal 2004 due to the factors described above.

Liquidity and Capital Resources

        Our working capital at March 31, 2006 was $159.2 million, reflecting an increase of $40.3 million from our prior year-end working capital of $118.9 million. The increase in working capital is primarily due to the Falk Acquisition in May 2005.

        Our primary sources of liquidity are available cash, cash flow from operations and borrowings under the $75 million revolving credit facility. We had $22.5 million of cash at March 31, 2006 and had approximately $62.5 million of borrowings available under our revolving credit facility. At March 31, 2006, there were no borrowings outstanding under the revolving credit facility; however, approximately $12.5 million of the facility was utilized in connection with outstanding letters of credit. Borrowings under the revolving credit facility are available to fund our working capital requirements, capital expenditures and other general corporate purposes.

        As of March 31, 2006, we had $753.7 million of total indebtedness outstanding as follows (in millions):

	Total Debt at March 31, 2006	Short-Term Debt and Current Maturities of Long-Term Debt	Long-Term Portion
Senior Credit Facilities—variable rate	$524.0	$—	$524.0
Senior Subordinated Notes—fixed rate	225.0	—	225.0
Other Debt	4.7	1.9	2.8

	$753.7	$1.9	$751.8

        Our Credit Agreement contains numerous terms, covenants and conditions which impose substantial limitations on us including: (i) a minimum consolidated interest coverage ratio of 2.25 to 1.00 through March 31, 2006 and 2.50 to 1.00 through March 31, 2007; (ii) a maximum consolidated leverage ratio of 5.50 to 1.00 through September 30, 2006, and (iii) a maximum annual capital expenditures limit of $50 million. We were in compliance with all such debt covenants as of March 31, 2006 and 2005. The Credit Agreement is guaranteed by RBS Global, Inc. and the Guarantor Subsidiaries and is secured by substantially all of the Guarantor Subsidiaries' real and personal property. We are required under the Credit Agreement to make mandatory prepayments of our loan facilities out of, among other things: (i) net cash proceeds received from the sales of certain assets; (ii) the issuance of capital stock or subordinated debt; and (iii) a percentage of our excess cash flow, as defined.

        Our ability to make scheduled payments of principal on our indebtedness, or to pay interest on, or to refinance, our indebtedness, including the senior subordinated notes, or to fund planned capital expenditures, will depend on our ability to generate cash in the future. This is subject to general economic, competitive, legislative, regulatory and other factors that are beyond our control.

        Net cash provided by operating activities in fiscal 2006 was $91.9 million compared to $67.4 million for fiscal 2005 and $45.0 million for fiscal 2004. The increase in cash from operations of $24.5 million in fiscal 2006 as compared to fiscal 2005 was primarily due to a $24.0 million increase in income from operations. Increases in trade working capital (receivables, inventories and trade payables) to support our year over year sales growth used only $4.1 million of operating cash flows as we continue to focus on cash collections and effectively managing accounts payable.

        The increase in cash from operations of $22.4 million in fiscal 2005 as compared to fiscal 2004 was primarily because fiscal 2004 had higher cash outflows of $14.9 million resulting from the settlement of accruals and other liabilities established in connection the Carlyle Acquisition. Other reasons for the increase in fiscal 2005 operating cash flows include higher net income of $7.4 million and a larger reduction in inventories of $8.2 million. These improvements in operating cash flows were partially offset by a $9.6 million impact of higher trade receivables in fiscal 2005 due to sales growth, and lower year-over-year growth in trade payables of $8.2 million.

        Cash used for investing activities in fiscal 2006 was $336.1 million, comprised of $301.3 million paid for the Falk Acquisition and $37.1 million of capital expenditures, offset by $2.3 million of proceeds from the disposition of property, plant and equipment. Our capital expenditure requirements are comprised primarily of equipment, molds and tooling, and computer hardware and software. Net cash used for investing activities in fiscal 2005 was $19.3 million comprised of $25.7 million of capital expenditures, offset by $6.4 million of proceeds from the disposition of property, plant and equipment. Net cash used for investing activities in fiscal 2004 was $30.7 million comprised primarily of $22.1 million for capital expenditures and $10.4 million in final settlement of the purchase price for the Rexnord Group.

        Cash provided by financing activities in fiscal 2006 includes $312 million of additional term loans issued in May 2005 under our credit agreement. The proceeds from those term loans, net of $7.6 million of financing fees paid, were used to fund the Falk acquisition. Our strong performance allowed us to repay $65.0 million of debt during fiscal 2006, including $63.0 million of principal of the term loans. We also received $1.2 million of cash proceeds from the issuance of common stock during fiscal 2006.

        Cash used for financing activities in fiscal 2005 was $42.0 million and consisted of repayment of debt of $44.2 million, offset by proceeds from the exercise of stock options and other common stock activity of $2.2 million. Cash used for financing activities in fiscal 2004 was $31.2 million and consisted of repayment of debt of $30.1 million and payment of financing fees of $1.1 million.

Tabular Disclosure of Contractual Obligations

        Our contractual obligations at March 31, 2006 are summarized below:

		Payments due by period
Contractual Obligations (in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations(1)	$753.7	$1.9	$1.3	$1.1	$749.4
Interest on long-term debt obligations(1)	348.4	56.9	113.6	113.5	64.4
Operating lease obligations	35.9	7.6	12.6	6.8	8.9

TOTAL	$1,138.0	$66.4	$127.5	$121.4	$822.7

(1)
Long-term debt obligations and interest on long-term debt obligations are presented based on the scheduled maturities and interest rates of the respective debt instruments as of March 31, 2006. The Company believes it will continue to pay its long-term debt in advance of the scheduled due dates.

We also have long-term obligations related to our pension and postretirement benefit plans which are discussed in detail in Note 11 to the consolidated financial statements. As of March 31, 2006, we have no material long-term purchase obligations.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet transactions, arrangements, or obligations (including contingent obligations), that would have a material effect on our financial results.

Quantitative and Qualitative Disclosures about Market Risk

        The Company is exposed to market risk during the normal course of business from changes in foreign currency exchange rates and interest rates. The exposure to these risks is managed through a combination of normal operating and financing activities and derivative financial instruments in the form of forward exchange contracts to cover known foreign exchange transactions.

  Foreign Currency Exchange Rate Risk

        Our exposure to foreign currency exchange rates relates primarily to our foreign operations. For our foreign operations, exchange rates impact the U.S. Dollar value of our reported earnings, our investments in the subsidiaries and the intercompany transactions with the subsidiaries.

        Approximately 29% of our sales occur outside of the United States, with approximately 19% generated from our European operations that use the Euro as their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. Dollar, particularly the Euro, may have a material impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. Dollars at the end of the fiscal period using the average exchange rates in effect during the period. Consequently, as the value of the U.S. Dollar changes relative to the currencies of our major markets, our reported results vary. See the discussion in Results of Operations, above.

        Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our stockholders' equity. The assets and liabilities of our non-U.S. subsidiaries are translated into U.S. Dollars at the exchange rates in effect at the end of the fiscal period. The U.S. Dollar strengthened relative to many foreign currencies as of March 31, 2006 compared to March 31, 2005. Consequently, shareholders' equity decreased by $3.3 million as a result of the change in foreign currency translation adjustments. If the U.S. Dollar had strengthened by an additional 10% during fiscal 2006, the resulting translation adjustments would have further decreased stockholders' equity by approximately $4 million.

        As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. However, any of these factors could adversely affect our international operations and, consequently, our operating results.

  Interest Rate Risk

        We utilize a combination of short-term and long-term debt to finance our operations and are exposed to interest rate risk on these debt obligations.

        Under our Credit Agreement, all of our term loans bear interest, at the Company's option, at the following rates per annum: (i) 2.25% plus the Eurodollar Rate (as defined in the Credit Agreement), or (ii) 1.00% plus the Base Rate (which is defined as the higher of the federal funds rate plus 0.5% or the prime rate). At March 31, 2006, $300 million of term loans bore interest at 6.93%, $208 million bore interest at 6.85%, $12 million bore interest at 7.23% and $4 million bore interest at 8.75%. Our results of operations would likely be affected by changes in market interest rates on these obligations. A hypothetical increase in the interest rate of 1.00% on our variable rate debt would increase our interest cost by approximately $5.2 million on an annual basis. During fiscal 2006, market interest rates increased over the prior year which resulted in an additional $7.7 million of interest expense.

        We had outstanding fixed rate long-term debt obligations with carrying values of $225 million at March 31, 2006. The potential loss in fair value on such fixed-rate debt obligations from a hypothetical 10 percent increase in market interest rates would not be material to the overall fair value of the debt. We currently have no plans to repurchase our outstanding fixed-rate instruments and, as a result, fluctuations in market interest rates would not have an effect on our results of operations or stockholders' equity.

Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board (FASB) issued the revised SFAS No. 123, Share Based Payment (SFAS 123(R)). SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Generally, compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the requisite service period, generally as the awards vest. In April 2005, the Securities and Exchange Commission deferred the effective date of SFAS 123(R) such that we are now required to adopt SFAS 123(R) using the prospective transition method of adoption in the first quarter of fiscal 2007. SFAS 123(R) applies to all awards granted after June 30, 2005 and to previously granted unvested awards as of the adoption date. Based on the Company's outstanding unvested stock options at March 31, 2006, management expects to record approximately $2.4 million of stock compensation expense ($1.4 million net of expected income tax benefits) in the Company's fiscal 2007 consolidated statement of income.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an Amendment of ARB No. 43, Chapter 4 (SFAS 151). SFAS 151 requires that abnormal amounts of idle facility expense, freight handling costs and wasted material (spoilage) be recognized as current period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We are required to adopt SFAS 151 in the first quarter of fiscal 2007. We are evaluating the effect of SFAS 151 on our financial statements and related disclosures, but currently do not expect the effect on inventories and cost of sales to be significant.

BUSINESS

Our Company

              Our company was formed by certain affiliates of our equity sponsor, Carlyle, and incorporated in Delaware on November 4, 2002 in connection with the acquisition on November 25, 2002 by RBS Acquisition Corporation, our indirect wholly owned subsidiary, from Invensys plc and certain of its affiliates of all of the capital stock of 16 entities that comprised the Rexnord Group of Invensys, or the Predecessor. We are one of the world's leading manufacturers of highly-engineered precision motion technology products, primarily focused on PT products serving industrial and aerospace end markets. We manufacture what we believe to be the broadest product portfolio in the PT industry in our 28 manufacturing and four repair facilities located around the world. Our product portfolio includes gears, couplings, industrial bearings, flattop chain and modular conveyer belts, special components, industrial chain and aerospace bearings and seals. We have the number one or number two share in the majority of our served markets, which we believe is attributable to the innovative design, premium quality, brand reputation and reliability of our products. We are led by an outstanding management team that employs a proven management system, the Rexnord Business System, or RBS, derived from the Danaher Business System which has been successfully implemented at the Danaher Corporation, to drive performance at every level of the organization. For the year ended March 31, 2006, we had revenues of $1,081.4 million, net income of $22.9 million and earnings before interest, taxes, depreciation and amortization (EBITDA) of $159.4 million.

              We have a large and growing installed base of products consisting primarily of moving, wearing components that are consumed in use and have a predictable replacement cycle. In addition, due to the complexity of our customers' manufacturing operations and the high cost of process failures, our customers have demonstrated a strong preference to replace their worn Rexnord products with new Rexnord products. This replacement dynamic drives recurring replacement sales, which we refer to as aftermarket sales, that we estimate accounted for approximately 60% of our North American PT sales for the year ended March 31, 2006.

              Our products are either incorporated into products sold by original equipment manufacturers, or OEMs, sold to end users directly or sold through industrial distributors as aftermarket products. Our products are marketed globally under brands such as Rex®, Falk® and Link-Belt®, using both direct and indirect channels, to over 400 industrial distributors working through over 1,900 branches worldwide and over 2,000 OEMs. We have 28 manufacturing and four repair facilities located around the world. As of March 31, 2006, we had approximately 5,800 full-time employees.

              Our products are used in a diverse group of end-market industries, including aerospace, aggregates and cement, air handling, construction equipment, chemicals, energy, food and beverage, forest and wood products, mining, material and package handling, marine, natural resource extraction and petrochemical. No end market accounted for more than 15% of our revenues for the year ended March 31, 2006. Sales to our largest customer, Motion Industries, Inc., accounted for approximately 9.0% and 11.8% of our total nets sales for fiscal 2005 and fiscal 2006, respectively. Our key product offerings include:

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  Gears. We are a leading manufacturer of gearsets and gearboxes, with the number one position in the North American market for parallel shaft, right angle reducers and inline drives.

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  Couplings. We are the market leader in North America in lubricated and non-lubricated couplings.

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  Industrial Bearings. We have the leading position in the mounted roller bearing market in North America.

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  Flattop. We are the number one producer of flattop chain for the global beverage and container end markets.

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  Special Components. We are the market leader in Solenoid Actuated motor brakes.

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  Industrial Chain. We are the largest North American supplier of engineered chain used in a variety of conveyor systems and drive applications. We also have the leading position in the non-commodity engineered chain and conveying equipment markets in North America.

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  Aerospace Bearings and Seals. We are the leading global producer of rolling element airframe control bearings and slotted entry and split ball bearings.

Our Industry

              According to Industrial Market Information, Inc., the domestic PT industry is approximately an $84 billion per year industry. Of this overall estimated PT products industry, the relevant domestic market for our current product offerings is approximately $5 billion, which includes all product categories in all industries in which we currently compete. The PT industry is fragmented and most participants have limited product lines and serve specific geographies. While there are numerous limited product line competitors, there are only a few national and international competitors of a size comparable to us, including the Emerson Power Transmission Division of Emerson Electric and the Dodge Manufacturing Division of Rockwell Automation, Inc. The industry's customer base is broadly diversified across many sectors of the economy. We believe that market growth in the PT industry is closely tied to overall growth in industrial production.

              Precision motion technology products are generally critical components in the machinery or plant in which they operate, yet they typically represent only a fraction of an end user's total production cost. However, because the costs associated with product failure to the end user can be substantial, we believe end users in most of the markets we serve focus on products with quality, reliability and availability, rather than considering price alone, when making a purchasing decision. We believe that the key to success in our industry is to develop a reputation for quality and reliability, as well as an extensive distribution network to maintain attractive margins on products and gain market share.

              Our industry is also characterized by relatively high barriers to entry, including the need for significant start-up capital expenditures, experience with sophisticated engineering requirements, the ability to produce a broad number of niche products with very little lead time and long-standing customer relationships. In addition, we believe there is an industry trend of customers increasingly consolidating their vendor bases, which we expect should allow those companies with broader product offerings to capture additional market share. We believe entry into our markets by foreign competitors with low cost labor will be limited due to the fact that we manufacture highly specialized niche products for which access to distribution channels is limited.

Our Strengths

              Market Leadership Positions in Diversified End Markets.    We derive our high-margin performance from holding leading industry positions in the markets in which we compete. We believe we have achieved this market leadership because of our extensive offering of high quality products, positive brand perception, highly-engineered product lines, market experience and focus on customer satisfaction. We believe we have further enhanced our position as a market leader with the Falk Acquisition in May 2005, which is one of the preeminent and most recognized brands in the industry. The Falk Acquisition has established our gear and coupling product lines as market leaders with meaningful relative market shares giving us increased exposure to new end markets in which Falk has had a sizeable market presence such as mining, natural resource extraction, cement and aggregates.

              Significant Installed Base and Extensive Distribution Network.    Over the past century, we have established long-term relationships with OEMs serving a wide variety of industries. As a result of incorporating our moving, wearing components into their products, our sales to OEMs have created a broad installed base for our products, and one which generates significant aftermarket sales for us as our products are consumed in use. These aftermarket sales from the installed base in turn create a recurring revenue stream from our distribution partners. We believe our scale, end-user preference and product line breadth make our portfolio an attractive package to distributors in our industry, and our network of distributors as broad as that of any PT company, critical factors that contribute to our high base of recurring aftermarket revenues.

              The Rexnord Business System.    RBS was originally established in 2001 by our CEO, Bob Hitt, and then augmented by Carlyle in partnership with George Sherman, our chairman of the board, former CEO of the Danaher Corporation and architect of the Danaher Business System. RBS is at the heart of our performance-driven culture and drives both our strategic development and operational improvements. The purpose of RBS is to deliver the highest level of customer satisfaction. RBS is based on three basic tenets: People, Plan and Process, and focuses on the development of industry leading talent, a rigorous strategic planning process and deployment of a lean process necessary to achieve the strategic plan. RBS embodies a wide-ranging lean enterprise strategy based on eliminating waste from every business process to provide world class quality, delivery and service to customers while maximizing the quality of earnings and return on investment. Implementation of RBS is focused on accelerating growth, improving quality and delivery and reducing costs. Prior to the Falk Acquisition in May 2005, the implementation of RBS resulted in the achievement of significant operational improvements, including: on-time delivery improvement from 68% in March 2003 to 91% in March 2005; a reduction in selling, general and administrative expenses as a percentage of sales from 21% for the period from November 25, 2002 through March 31, 2003 to 18.9% in fiscal 2005; the reduction of our overall fixed cost base by consolidating manufacturing locations; the reduction of headcount by 12% from 5,400 in March 2002 to 4,760 in March 2005; and the rationalization of our product offerings. We continue to aggressively implement operational excellence initiatives through RBS.

              New Product Development and Application Engineering Expertise.    We possess strong application engineering and new product development capabilities, and we believe we have a reputation as an innovator in our markets. As a result of our extensive library of product applications, knowledge and expertise applied across our extensive portfolio of stock keeping units, or SKUs, we are well positioned to develop customized solutions in response to customer needs. We believe our product development expertise is another driving factor that has enabled us to achieve leading positions across all of our core product lines.

              Experienced, High-Caliber Management Team.    Our management team is headed by Bob Hitt, President, Chief Executive Officer and Director, who joined Rexnord in 2000 after serving for six years in leadership positions at Invensys plc and its predecessor, Siebe plc. Mr. Hitt has led the successful implementation of RBS. Other members of our management team include Tom Jansen, Executive Vice President of Finance and Chief Financial Officer, who has spent 24 years at Rexnord and Mike Andrzejewski, Vice President of Business Development, who has been with Rexnord for 32 years. In addition, this management team has had numerous successes integrating acquisitions, including the integration of Falk.

Our Business Strategy

              We believe we are well positioned to achieve sustainable growth in excess of the U.S. gross domestic product because of our focus on end markets where we can exert leadership, our diverse, premier customer base, our strong application engineering and product development expertise, the inherent barriers to entry and expansion opportunities in markets outside of North America. We plan to use the following strategies to further our growth:

              Apply the Rexnord Business System.    The purpose of RBS is to deliver the highest level of customer satisfaction. Grounded in three key tenets—People, Plan and Process—RBS focuses on the development of industry leading talent, a rigorous strategic planning process and deployment of lean processes necessary to achieve the strategic plan. Our implementation of RBS is focused on accelerating growth, improving quality and delivery and reducing costs. RBS is at the heart of our performance-driven culture and drives both our strategic development and operational improvements. Despite significant successes achieved to date in the areas of inventory management, headcount and operating margins, we expect to achieve further operational efficiencies by continuing to aggressively implement RBS throughout our businesses.

              Leverage Distributor Channels.    By marketing our products to both OEMs and directly to end users, we create an expressed end-user preference for our products. We believe this customer preference is important in differentiating our products from our competitors' products and preserving our ability to influence OEMs and distributors to select our products. In addition, because it is more cost effective for distributors to deal with multi-line suppliers, we believe our relative market power with distributors is and will continue to be enhanced by the fact that we have one of the most extensive product portfolios in the industry. We also believe entry into our markets by foreign competitors with low cost labor will be limited due to the fact that we manufacture highly specialized niche products for which access to distribution channels is limited. We believe the combination of these factors, in addition to joint marketing and other collaborative efforts, will position us to gain additional share with these distributors.

              Continue Product Group Focus.    Since the Acquisition, we have aligned the organization to provide improved focus on the development and execution of the various product group strategies while maintaining alignment with the overall corporate growth strategy. We put in place the corporate-level resources, including field sales, customer service, logistics and technology, to allow our products groups to take advantage of existing cost and marketplace leverage. We believe this organization, in addition to being a major advantage in competing with industrial PT companies with more limited product offerings, provides us with enhanced market visibility and focus, which we believe positions us to capture additional market share.

              Pursue Strategic Acquisitions.    With our breadth of offerings across the universe of PT and related products, our strong customer and distributor relationships and our know-how in implementing lean enterprise initiatives through RBS, we have an ideal platform for acquiring and successfully integrating related businesses, as evidenced through our acquisition and integration of Falk. Management believes that there may be a number of attractive potential acquisition candidates in the future, in part due to the fragmented nature of the industry, and we will continue to pursue strategic acquisitions to augment our growth, enhance our industry leadership and create value.

The Falk Acquisition

              In May 2005, we acquired Falk from Hamilton Sundstrand, a division of United Technologies Corporation, for $301.3 million ($306.2 million purchase price including transaction related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. Falk is a recognized leader in the gear and coupling markets with exceptional "brand equity" as evidenced by its number one rating in gearboxes and couplings in Plant Services Magazine's "Reader's Choice Award" in 2004. The Falk Acquisition significantly enhanced our position as a leading manufacturer of highly-engineered precision motion technology products. By combining our leadership positions in flattop chain, industrial bearings, non-lubricated couplings and industrial chain with Falk's complementary leadership positions in gears and lubricated couplings, as well as a growing gear repair business, the Falk Acquisition created a comprehensive, market-leading product portfolio that we believe to be the broadest in the industry.

Our Controlling Stockholder

              Entities controlled by Carlyle own approximately 95% of our equity before giving effect to the offering. Carlyle is a global private equity firm based in Washington, DC with investment professionals in 14 countries around the world. Carlyle invests in buyouts, venture, real estate and leveraged finance in North America, Europe, and Asia. Founded in 1987, Carlyle has invested $14.9 billion in 439 transactions and has achieved a strong track record over the last 18 years. Carlyle has approximately $35 billion of capital under management and conducts its investment activities through focused industry groups that leverage the extensive operating, corporate and financial expertise of its partners.

Products

              A description of the various types of components we sell to the PT industry follows below:

    Gears

              Gearsets and gearboxes are used to reduce the output speed and increase the torque of an electric motor or engine to the level required to drive a particular piece of equipment. Gears are sold to a variety of end markets, including the natural resource extraction, forest products, cement and aggregates, food and beverage and chemicals industries. We produce a wide range of heavy duty, medium and light duty gear drives used for bulk material handling, mixing, pumping applications and general gearing. We also operate a gear service and repair business. Gears have an average replacement cycle of 5 to 20 years. We estimate that our aftermarket sales of gears comprise half of our overall gear sales. Our gear products are manufactured in our facilities in Wisconsin, Louisiana, Pennsylvania, Texas, Virginia, Australia, Canada, China and Germany.

              Our gear products are sold under the Falk™, Rex®, Link-Belt®, Stephan™ and Prager™ brand names.

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  Heavy duty gear drives. Heavy duty gear drives are generally sold in either parallel shaft or right angle configurations with torque ratings up to 20 million pounds per inch. Heavy duty gear drives are typically used to power bulk material handling and conveying systems in the mining, coal, aggregate and cement industries, as well as crushing, mixing, hoisting and marine applications.

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  Medium and light duty gear drives. Medium and light duty gear drives perform the same function as heavy duty gear drives, but with a maximum torque rating of 600,000 pounds per inch, and are typically used in light material handling, mixing and pumping. Products include speed reducers, motor reducers, shaft mounts and mixer drives. We also buy and resell through our distribution network a range of private label products including worm drives, ultra-mite gearboxes and backstops.

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  General gearing. General gearing includes ring gears and forged pinions used in the hard rock mining, cement and power generation industries for large crushing and milling applications such as ball mills, SAG mills and cement kilns. Other products include outside heavy section castings (i.e., automotive die blocks) and large contract manufacturing.

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  Gear service and Repair. Falk Renew and Prager are our gearbox service and repair companies, servicing the largest installed base of geared products in the Americas. The service repair business is operated from facilities in Louisiana, Pennsylvania, Texas, Wisconsin, Canada, Australia, Brazil and Mexico.

              Market.    We are the leading U.S. producer of gears, and we sell our gear products to a variety of customers within numerous end markets. Market competition in the gear industry is based primarily on quality, lead times, reputation for quality and cost. We estimate the global gear market to be approximately $4.5 billion. The market is both competitive and fragmented, with no dominant competitor. In addition, industry participants are often regionally focused and produce a limited range of niche products.

    Couplings

              Couplings are primarily used in high-speed, high torque applications and are the interface between two shafts that permit power to be transmitted from one shaft to the other. Our couplings are sold to a variety of end markets, including the petrochemical and refining, wood processing, chemical, power generation and natural resources industries. We estimate that our aftermarket sales of couplings comprise half of our overall coupling sales. Our couplings are manufactured in our facilities in Alabama, Nebraska, Wisconsin, France and Germany.

              Couplings are comprised of the grid, flexible disc, elastomeric and gear product lines and are sold under the Steelflex®, Thomas®, Freedom™, Omega®, Rex® Viva®, Wrapflex®, Lifelign®, Addax® and ModulFlex® brand names.

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  Grid.    Grid couplings are lubricated couplings that offer simpler initial installation than gear couplings and the ability to replace in place. Our grid couplings are sold under the Steelflex® brand.

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  Flexible disc.    Flexible disc couplings are non-lubricated, metal flexing couplings that are used for the transmission of torque and the accommodation of shaft misalignment. Our flexible disc couplings are sold under the Thomas®, Freedom™, and ModulFlex® brands.

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  Elastomeric.    Elastomeric couplings are flexible couplings ideal for use in industrial applications such as pumps, compressors, blowers, mixers and many other drive applications and are marketed under the Rex Omega®, Rex® Viva®, and Wrapflex® brands.

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  Gear.    Gear couplings are lubricated couplings that are typically more torque dense than other coupling types. Our gear couplings are sold under the Lifelign® brand.

              Market.    The global couplings market is estimated at approximately $1 billion in annual sales and generally follows the investment cycles of the industries it supplies. We sell our couplings to a variety of customers in several end markets, including the petrochemical and refining, wood processing, chemical, power generation and natural resources industries. Global demand for couplings is split approximately equally between North America, Europe and the rest of the world. The couplings market is split between dry couplings and wet couplings and is fragmented, with numerous manufacturers.

    Industrial Bearings

              Industrial bearings are components that support, guide and reduce the friction of motion between fixed and moving machine parts. These products are primarily sold for use in the forest products, construction equipment, and agricultural equipment industries. Industrial bearings are sold either mounted or unmounted. We primarily produce mounted bearings, which are offered in a variety of specialized housings to suit specific industrial applications, and generally command higher margins than unmounted bearings. Bearings have an average replacement cycle of 3 to 5 years. We estimate that our aftermarket sales of industrial bearings products comprise more than half of our overall industrial bearings sales. We manufacture our industrial bearings products in our facilities in Indiana, Tennessee, Michigan and Illinois. Our primary industrial bearings products include:

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  Roller bearings.    Roller bearings offer higher performance levels and can carry heavier loads than standard ball bearings. Our spherical roller bearings are technically advanced because they are self-aligning and thus do not require bearing adjustment during mounting.

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  Ball bearings.    Ball bearings are antifriction devices made up of hardened inner and outer rings between which hardened steel balls roll. We manufacture standard duty ball bearings used primarily in agri-farm, food processing and construction applications as well as heavy-duty ball bearings, which are desirable in applications such as high-speed air handling applications.

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  Cylindrical bearings.    Cylindrical bearings contain "cylindrical" rollers that are crowned or end-relieved to reduce stress concentrations, which results in low friction and allows for high-speed applications. These bearings wear slowly, minimizing sudden breakdowns, and are known for their strength and durability.

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  Filament and Sleeves.    Filament bearings, sold under the Duralon® brand name, are self-lubricating bearings that feature a woven Teflon® fabric liner and can withstand demanding loads and speeds. Sleeve bearings, sold under the Link-Belt® brand name, are durable as they are made of metal alloys and are typically compact in nature.

              Market.    We are one of the leading U.S. producers of mounted bearings. We sell our industrial bearings products to a variety of customers within numerous end markets. Market competition in the bearings industry is based primarily on cost, quality, on-time delivery and market access.

    Flattop Chain

              Our flattop chain is a highly-engineered conveyor chain that provides a smooth continuous conveying surface that is critical to high-speed operations such as those used to transport cans and bottles in beverage-filling operations, and is primarily sold to the food and beverage, consumer products and parts processing industries. Flattop chain products generally need to be replaced every 4 to 5 years on average. We manufacture our flattop chain products in our manufacturing facilities in Wisconsin, Italy and the Netherlands. Our primary flattop chain products include:

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  TableTop® chain.    We believe we are the leading manufacturer of unit link flattop chain, which we market as our TableTop® chain. Although unit link flattop chain was originally available only in metal, today we ship more plastic chain than metal as metal unit link flattop chain has been gradually replaced with plastic chain. We believe that we maintain the industry's largest product portfolio of both plastic and metal unit link flattop chain.

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  MatTop® chain.    MatTop® chain is our brand of modular chain that is made completely of plastic. Modular chain has an inherent advantage over competing products such as rubber belt and roller conveyors due to its more precise functioning, lower maintenance requirements and corrosion resistance. Modular chain applications have gradually expanded to include beverage and unit handling, and we have positioned ourselves as one of the top suppliers of modular chain to the food and beverage and other unit handling industries.

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  Conveyor components.    We manufacture a full range of conveyor components that are sold in conjunction with our TableTop® and MatTop® chain products. These products, which include levelers and guide rails, enable us to offer a complete package of conveying and conveyor components.

              Market.    We market our flattop chain products directly to end users, and market and sell these products to both OEMs and distributors. The flattop chain market has experienced and continues to undergo a shift towards plastic. We believe this trend towards plastic will continue in the flattop chain market as more food and beverage companies begin to replace their older conveyor lines and as container production continues to move away from the use of returnable glass bottles that have traditionally been conveyed on stainless steel chain. This trend has not yet significantly affected the European flattop chain market, however, as European manufacturers and processors have a propensity to use metal chains that conform to standardized designs. In addition, we believe there will be other additional growth opportunities as rubber belt and roller conveyor are replaced by newer technologies.

    Special Components

              Our special components products are comprised of three primary product lines: electric motor brakes, miniature PT components and security devices for utility companies. These products are manufactured by our three stand-alone niche businesses: Stearns, W.M. Berg and Highfield.

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  Stearns.    Stearns is a manufacturer of electric motor brakes, switches and clutches. These products are used in a wide variety of applications where safety or protection of people or equipment is required.

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  W.M. Berg.    W.M. Berg offers a complete line of miniature precision rotary and linear motion control devices in addition to a highly diverse product line consisting of gears, idlers, bearings, sprockets, cams, belts and couplings.

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  Highfield.    Highfield manufactures a broad range of utility company barrel lock and key systems, security hardware, specialty tools, metal-formed sealing devices, and safety valves. Its business is divided into four separate product groups, including security, oil valves, impellers and gas safety valves.

              Market.    Stearns' products are used in a diverse range of applications, including steel mills, oil field equipment, pulp processing equipment, large textile machines, rubber mills, metal forming machinery and dock and pier handling equipment. W.M. Berg sells its products to a variety of markets, including semiconductor, telecommunications, medical equipment, robotics, instrumentation, office equipment, production tooling, digital imaging and printing, aerospace and automated vending. Highfield's products are sold to a variety of markets, including electric, gas, water, telecommunications, utilities and plumbing and heating.

              Stearns has a network of over 900 distributor branches servicing customers in numerous industries, including material handling, cranes, servomotors and actuators, conveyors, and single-phase motor manufacturers. Approximately 80% of W.M. Berg's sales are made to OEMs with the remaining sales generally going through distributors. For fiscal year 2006, the majority of Highfield's sales were made to wholesalers, utilities and installers.

              We compete against a wide variety of niche manufacturers in each of our respective markets. The competition is generally local or regional in nature.

    Industrial Chain

              Our industrial chain products are manufactured in our facilities in Wisconsin, Germany and Brazil. These products are used in various applications in numerous industries, including food and food processing, beverage and container, construction and agricultural equipment, hydrocarbon processing and cement and metals processing. Our primary industrial chain products include:

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  Engineered chain.    Our engineered chain products, which are sold under the Link-Belt® and Rex® brand names, are designed and manufactured to meet the demands of customers' specific applications. These products are used in many applications including cement elevators, construction equipment and conveyors, and they are supplied to the energy, forest products, cement and food and beverage processing industries.

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  Roller chain.    In the United States, roller chain is a product that is generally produced according to an American National Standards Institute specification. As a result, roller chain has largely become a standardized or commoditized product, with very little differentiation between product manufactured in North America and low-cost imports from China and India. Largely because of this, we no longer manufacture roller chain. However, because of our strong brand, we are still able to capture a premium on outsourced chain. Our roller chain product line, which is marketed under the Rex® and Link-Belt® brand names, is supplied to a variety of industries primarily for conveyor and lifting applications.

              Market.    We market and sell our industrial chain products directly to OEMs and distributors. The roller chain market is principally comprised of commodity products, manufactured to accommodate industry standards and specifications that are available from numerous sources. We believe we have a leading position in the North American market for engineered chain.

    Aerospace Bearings and Seals

              We supply our aerospace bearings and seals to the commercial aircraft, military aircraft and regional jet end markets for use in door systems, engine controls, engine mounts, flight control systems, landing gear and rotor pitch control. The majority of our sales are to engine and airframe OEMs that specify our products for their aircraft platforms. Our aerospace bearings and seals products consist of rolling element airframe bearings sold under the Shafer® brand, slotted-entry and split-ball sliding bearings sold under the PSI® brand name and aerospace seals that are sold under the Cartriseal® brand name, which are primarily sold for use in both aerospace and industrial applications. Our aerospace bearings and seals products are manufactured in our facilities in Illinois and California and are supported by a direct sales organization, aerospace agents and distributors.

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  Rolling element airframe bearings (Shafer® bearing).    We believe we are a leading supplier of rolling element airframe bearings. We also provide technical service, product development and testing, and have achieved a strong position in the high performance oscillating bearing market. Shafer® roller bearings provide low friction, high load carrying capabilities and internal self-alignment and are used in landing gear, flight control systems and door systems.

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  Slotted-entry and split-ball sliding bearings (PSI® bearing).    We believe we are a leading supplier of slotted-entry and split-ball sliding bearings. Slotted-entry bearings are utilized because of their reduced weight, smaller size and design flexibility, and are used primarily in landing gears, flight control systems and engine mounts. Split-ball sliding bearings are used for their unidirectional axial load capabilities, additional total bearing area, high capacity and greater stiffness, and are found in secondary control systems, such as slats and flaps, as well as applications such as landing gear retract actuators, and fixed-end flight control actuators. We also manufacture split-race bearings, used in landing gears where high load and stiffness are required, which provide equal axial load capabilities in either direction, allowing more total bearing area, capacity and ease of installation and replacement.

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  Aerospace seals (Cartriseal®).    We manufacture aerospace seals, turbine gearbox and accessory equipment seals, and small turbine mainshaft seals and refrigeration compressor seals. We also manufacture contacting face seals and non-contacting, or lift off, face seals, circumferential seals and specialty seals used in gas turbine engines, gearboxes, auxiliary power units, accessory equipment, refrigeration compressors, industrial turbines and compressors.

              Market.    The aerospace components industry is highly fragmented and consists of many small, specialized companies and a limited number of larger, well-capitalized companies. We compete in product-specific markets that we estimate have historically been under $100 million in revenues. The relatively small size of these markets, combined with the industry's stringent regulatory approvals, quality requirements and certification processes, increase the barriers to entry for potential competitors. For example, all potential competitors must meet the certification requirements and qualification approvals required by the Federal Aviation Administration, or FAA, and aircraft and engine OEMs.

              We sell our aerospace products to OEMs, distributors and the U.S. government. The majority of our sales across these three business units are to engine and airframe OEMs.

Customers

              Our PT components are either incorporated into products sold by OEMs or sold to end users through industrial distributors as aftermarket products. With over 1,900 distributor locations worldwide, our distributors provide us with one of the most extensive distribution networks in the industry. One of our industrial distributors, Motion Industries, Inc. accounted for 9.5%, 9.0%, and 11.8% of net sales during the years ended March 31, 2004, 2005 and 2006, respectively.

              Rather than serving as passive conduits for delivery of product, our industrial distributors participate in the overall competitive dynamic in the PT industry. Industrial distributors play a role in determining which of our products are stocked at their distributor centers and branch locations and, consequently, are most readily accessible to aftermarket buyers, and the price at which these products are sold.

              We market our products both to OEMs and directly to end users to cultivate an end user preference for our products. This customer preference is extremely important in differentiating our products from our competitors' and in creating "pull-through" demand with OEMs and distributors. In some instances, we have established a relationship with the end user such that we, the end user, and the end user's preferred distributor enter into a trilateral agreement whereby the distributor will purchase our products and stock them for the end user. We believe our extensive product portfolio positions us to benefit from trends towards the rationalization of suppliers by industrial distributors.

              Our products are moving, wearing components that are consumed in use and require regular replacement. This gives rise to an on-going aftermarket opportunity.

Product Development

              Throughout our history, we have demonstrated a commitment to developing technologically advanced products within the PT industry, resulting in 150 active U.S. patents and 545 foreign patents as of March 31, 2006. In addition, we thoroughly test our products to ensure their quality, understand their wear characteristics and improve their performance. These practices have enabled us, together with our customers, to develop reliable and functional PT solutions.

              The majority of our new product development begins with discussions and feedback from our customers. We have a team of approximately 200 engineers and technical employees who are organized by product line. Each of our product lines has technical staff responsible for product development and application support. If the product engineers require additional support or specialty expertise, they can call upon additional engineers and resources from Rexnord Technical Services. Rexnord Technical Services is a group comprised of approximately 30 specialists that offers testing capability and support during the development process to all of our product lines. Our existing pipeline and continued investment in new product development are expected to drive revenue growth as we address key customer needs.

Operations

    Rexnord Business System

              The goal of RBS is to deliver the highest level of customer satisfaction through the elimination of unnecessary costs or waste from every business process. This operational excellence initiative has been and will continue to be implemented at all operating levels in order to reduce lead times and improve cash flow. RBS is based on three basic tenets: People, Plan and Process, and focuses on the development of industry leading talent, a rigorous strategic planning process and deployment of a lean process necessary to achieve the strategic plan. Implementation of RBS is focused on accelerating growth, improving quality and delivery and reducing costs. RBS encompasses a lean enterprise strategy, the goals of which include improvement of inventory management, customer delivery, plant utilization and a lower cost structure. Prior to the Falk Acquisition in May 2005, the implementation of RBS resulted in the achievement of significant operational improvements, including: on-time delivery improvement from 68% in March 2003 to 91% in March 2005; a reduction in selling, general and administrative expenses as a percentage of sales from 21% for the period from November 25, 2002 through March 31, 2003 to 18.9% in fiscal 2005; the reduction of our overall fixed cost base by consolidating manufacturing locations; the reduction of headcount by 12% from 5,400 in March 2002 to 4,760 in March 2005; and the rationalization of our product offerings. We are transforming our manufacturing process from a typical batch system to a lean manufacturing system, which is based on the pursuit of the elimination of waste from every business process with the ultimate goal of providing world class quality, delivery and service to customers while maximizing the quality of earnings and return on investment. To help achieve this transformation, in the last twelve months we have trained over 350 of our employees in selected RBS activities such as strategy deployment, implementing value stream mapping, improving process flow and productivity, rolling out key Six Sigma initiatives and implementing electronic supplier Kanbans to improve production, lead times and reduce inventory. Six Sigma is a data-driven approach and methodology for eliminating defects with a process output variation of no more than plus or minus six standard deviations between the mean and the nearest specification limit. Six standard deviations equates to only 3.4 defects per million opportunities for each product or service transaction. Kanbans is a system that allows a company to manufacture a product or order supplies as needed. The system reduces production lead times, amount of inventory required, and subsequently, costs in high-volume production lines.

              In addition, as part of RBS, we initiated a strategic sourcing program to reduce the number of suppliers and lower the cost of purchased materials. With this program, we intend to reduce significantly the number of direct and indirect suppliers we use.

              Going forward, we expect to continue to redefine our manufacturing processes and implement our lean transformation initiatives. Our near-term goals for improvement include additional reductions of inventory, a further improvement of on-time delivery and a significant improvement in quality.

Suppliers and Raw Materials

              The principal materials used in our manufacturing processes are commodities that are available from numerous sources. The key metal materials used in our manufacturing processes include: sheet, plate and bar steel, castings, forgings and a variety of components. The key non-metal materials used include high-performance engineered plastic. We believe there is a readily available supply of materials in sufficient quantity from a variety of sources. We have not experienced any significant shortage of our key materials and have not historically engaged in hedging transactions for commodity supplies.

              We generally purchase our materials on the open market. However, in certain situations we have found it advantageous to enter into contracts for certain large commodity purchases, although currently we are not a party to any unconditional purchase obligations, including take-or-pay contracts or through-put contracts. In the past, these contracts generally have had one- to five-year terms and have contained competitive and benchmarking clauses to ensure competitive pricing.

Trademarks and Patents

              We rely on a combination of patents, trademarks, copyright and trade secret protection, employee and third party non-disclosure agreements, license arrangements and domain name registrations to protect our intellectual property. No single patent, trademark, trade name or license is material to our business as a whole.

              Some of our trademarks include: Rex®, Falk®, MB®, Duralon®, Thomas®, Omega®, Rex® Viva®, Addax®, ModulFlex®, Shafer® Bearing, PSI® Bearing, Cartriseal®, Planetgear™, Drive One®, SteelFlex® and A-Plus®.

Backlog

              The Company's backlog of unshipped orders was $159.7 million and $307.4 million at March 31, 2005 and 2006, respectively.

Geographic Areas

              For financial information about geographic areas, see Note 15 of the Notes to Consolidated Financial Statements.

Seasonality

              We do not experience significant seasonality of demand, although sales generally are slightly higher during our fourth fiscal quarter as our customers spend against recently approved capital budgets and perform maintenance and repairs in advance of spring and summer activity. Our end markets also do not experience significant seasonality of demand.

Employees

              As of March 31, 2006, we had approximately 5,800 employees, of whom approximately 4,150 were employed in the United States while the remainder were employed abroad. Approximately 630 of our North American employees are represented by labor unions. The four U.S. collective bargaining agreements to which we are a party will expire in September 2006, April 2008, July 2008 and February 2009. Additionally, approximately 19% of our workforce is employed in Europe, where trade union membership is common. The Company believes it has a good relationship with its employees, including those represented by labor unions.

Properties

              We currently maintain 28 manufacturing and 4 repair facilities, 22 of which are located in North America, six in Europe, one in Australia, one in South America and two in Asia. With the exception of one plant located in Downers Grove, Illinois each of our facilities is dedicated to the manufacture of a single product line. All of our facilities listed below are suitable for their respective operations and provide sufficient capacity to meet reasonably foreseeable production requirements. A first priority security interest has been granted in each of our domestic facilities in order to secure our obligations under the senior credit facilities.

              We own and lease facilities throughout the United States and in several foreign countries. Listed below are the locations of our principal manufacturing and repair facilities:

Facility Location	Product	Size (square feet)	Owned Leased
North America
Auburn, AL	Coupling	130,000	Leased
Benton Harbor, MI	Industrial Bearings	30,000	Leased
Bridgeport, CT	Special Components	31,000	Owned
Clinton, TN	Industrial Bearings	180,000	Owned
Cudahy, WI	Special Components	100,000	Leased
Deer Park, TX	Gear Repair	31,000	Leased
Downers Grove, IL	Industrial Bearings and Aerospace	248,000	Owned
Grafton, WI	Flattop	95,000	Owned
Horsham, PA	Gear	80,000	Leased
Indianapolis, IN	Industrial Bearings	527,000	Owned
Lincoln, NE	Coupling	54,000	Leased
East Rockaway, NY	Special Components	20,000	Owned
East Rockaway, NY	Special Components	20,000	Leased
Milwaukee, WI	Gear	1,500,000	Owned
New Berlin, WI	Gear Repair	44,000	Leased
New Berlin, WI	Coupling	54,000	Owned
New Orleans, LA	Gear Repair	75,000	Leased
Simi Valley, CA	Aerospace	37,000	Leased
Stuarts Draft, VA	Gear	93,000	Owned
Toronto, Canada	Gear Repair	30,000	Leased
West Milwaukee, WI	Industrial Chain	370,000	Owned
Wheeling, IL	Aerospace	83,000	Owned
Europe
Betzdorf, Germany	Industrial Chain	179,000	Owned
Corregio, Italy	Flattop	79,000	Owned
Dortmund, Germany	Coupling	36,000	Owned
Gravenzande, Netherlands	Flattop	117,000	Leased
Hamelin, Germany	Gear	374,000	Leased
Raon L'etape, France	Coupling	217,000	Owned
South America
Sao Leopoldo, Brazil	Industrial Chain	77,000	Owned
Australia
Newcastle, Australia	Gear	43,000	Owned
Asia
Changzhou, China	Gear	206,000	Owned
Shanghai, China	Gear	40,000	Leased

Environmental Matters

              Our operations and facilities are subject to extensive federal, state, local and foreign laws and regulations related to pollution and the protection of the environment, health and safety, including those governing among other things, emissions to air, discharges to water, the generation, handling, storage, treatment and disposal of waste and other materials, and the remediation of contaminated sites. We have incurred and expect to continue to incur significant costs to maintain or achieve compliance with these environmental laws and regulations. We believe that our business, operations and facilities are being operated in material compliance with applicable environmental laws and regulations. However, the operation of manufacturing plants entails risks in these areas, and a failure by us to comply with applicable environmental laws, regulations, or the permits required for our operations could result in civil or criminal fines, penalties, enforcement actions, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. Moreover, if applicable environmental laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated.

              Several environmental laws and regulations, including the federal Superfund law, impose liability to investigate and remediate contamination on present and former owners and operators of facilities and sites, and on potentially responsible parties, or PRPs, for sites to which such parties may have sent waste for disposal. Such liability can be imposed without regard to fault and, under certain circumstances, may be joint and several resulting in one PRP being held responsible for the entire obligation. Liability may also include damages to natural resources. We are currently conducting investigations and cleanup of known or potential contamination at several of our current and former facilities, and have been named as a PRP at several third party Superfund sites. See "—Legal Proceedings" for a discussion regarding our Downers Grove, Illinois facility and the Ellsworth Industrial Park Site. In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger remediation requirements that are not applicable to operating facilities. As a result, we could incur significant unanticipated costs. The discovery of additional contamination, or the imposition of more stringent cleanup requirements, could require significant expenditures by us. We also may face liability for alleged personal injury or property damage due to exposure to hazardous substances used at our facilities or that may be contained within our current or former products.

Legal Proceedings

              We are involved in various unresolved legal actions, administrative proceedings, and claims in the ordinary course of our business involving, among other things, product liability, commercial, employment, workers' compensation, intellectual property claims and environmental matters. We establish reserves in a manner that is consistent with accounting principles generally accepted in the United States for costs associated with such matters when liability is probable and those costs are capable of being reasonably estimated. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, we believe the eventual outcome of these unresolved legal actions either individually, or in the aggregate, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

              In connection with Acquisition, Invensys has provided us with indemnification against certain contingent liabilities, including certain preclosing environmental liabilities. We believe that, pursuant to such indemnity obligations, Invensys is obligated to defend and indemnify us with respect to the matters described below relating to the Ellsworth Industrial Park Site and to various asbestos claims. The indemnity obligations relating to the matters described below are not subject to any time limitations and are subject to an overall dollar cap equal to the purchase price, which is an amount in excess of $900 million. The following paragraphs summarize noteworthy actions and proceedings:

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  In 2002, we were named as a potentially responsible party, or PRP, together with at least ten other companies, at the Ellsworth Industrial Park Site, Downers Grove, DuPage County, Illinois (the Site), by the United States Environmental Protection Agency, or USEPA, and the Illinois Environmental Protection Agency, or IEPA. Our Downers Grove property is situated within the Ellsworth Industrial Complex. The USEPA and IEPA allege there has been one or more releases or threatened releases of chlorinated solvents and other hazardous substances, pollutants or contaminants, allegedly including but not limited to a release or threatened release on or from our property, at the Site. The relief sought by the USEPA and IEPA includes further investigation and potential remediation of the Site. In support of the USEPA and IEPA, the Illinois Attorney General filed in July 2004 a lawsuit (State of Illinois v. Precision et al.) in the Circuit Court of DuPage County, Illinois against us and the other PRP companies seeking an injunction, the provision of potable water to approximately 800 homes, further investigation of the alleged contamination, reimbursement of certain costs incurred by the state and assessment of a monetary penalty. In August 2003, several PRPs, including the Company, entered into an Administrative Order by Consent, or AOC, with the USEPA, IEPA and State of Illinois et al. that required the PRPs to provide $4.275 million to fund the hook-up of about 800 homes to municipal water and provided for continuing investigation of the Site. We agreed to provide $306,500 of that fund under an interim allocation. The AOC is expected to resolve a significant portion of the State of Illinois lawsuit. Subsequently, we were notified by the USEPA that the Site investigation is expanding. Our future costs related to the site, including for investigation and/or remediation, could be significant. We are also a defendant in three pending lawsuits alleging property damage or personal injury (although the complaints do not specify any dollar amounts) stemming from contamination that allegedly, in whole or in part, originated from the Site: Muniz et al v. Rexnord Corporation et al. is a class action filed in April 2004 and currently pending in the United States District Court for the Northern District of Illinois. The plaintiffs seek reimbursement for the costs they claim to have incurred and will incur in connection with the alleged contamination and compensatory and punitive damages for their alleged injuries. No specific dollar amount is claimed. Jana Bendik v. Precision Brand Products et al. v. Rexnord Corporation et al. was filed in April 2004 by an individual plaintiff in the Circuit Court of Cook County, Illinois. The plaintiff seeks monetary relief for alleged personal injury. No specific amount is claimed. Kevin Pote, et al. v. Ames Supply Co. et al.. was filed in December 2004 by an individual plaintiff in the Circuit Court of Cook County, Illinois. The complaint seeks compensatory and punitive damages recoverable under the Illinois Wrongful Death and Survival Statute and the costs of the suit. No specific amount is claimed. The ultimate outcome of the Ellsworth investigation and related litigation cannot presently be determined; however, we believe we have meritorious defenses to the suits. Pursuant to its indemnity obligation, Invensys is defending us in these matters and has paid 100% of the related costs to date. To provide additional protection, we have sued, but have also been sued by, our insurance companies over coverage for these matters.

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  We have been named as a defendant in over 560 lawsuits (with approximately 8,350 claimants) pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain brakes and clutches previously manufactured by our Stearns division. Similarly, our Prager subsidiary has been named as a defendant in two pending multi-defendant lawsuits relating to alleged personal injuries due to the alleged presence of asbestos in a product allegedly manufactured by Prager. There are approximately 3,600 claimants in the Prager lawsuits. The ultimate outcome of these lawsuits cannot presently be determined. We believe that we also have insurance coverage for our legal defense costs related to the Prager lawsuits, and have indemnity coverage by Invensys for both the Stearns and Prager lawsuits. Further, we believe that we have additional indemnity coverage on the Stearns lawsuits from FMC Corporation, the prior owner of the Stearns business.

  •
  We were a defendant and cross-defendant in a case entitled Odeco Drilling Inc., et al. v. Baroid Equipment, Inc., filed in October 1992 in state court in Harris County, Texas. On

    February 26, 2002, the court entered a final judgment in favor of Baroid Equipment, Inc. and Varco Shaffer Co. (Defendants/Cross-Plaintiffs) against us in the amount of approximately $2.3 million, plus pre-judgment interest of 10% beginning October 16, 1992. The judgment provides for a further award of attorneys' fees to the Defendants/Cross-Plaintiffs in the event of appeals. On October 13, 2005, the Court of Appeals reversed the award to Odeco against Shaffer and reversed the award to Shaffer from Rexnord. Odeco filed for a rehearing and the request was denied on February 2, 2006. The parties have petitioned the Texas Supreme Court for review of the appellate court decision. We are indemnified against any loss by two separate parties in connection with this matter. Accordingly, we have recorded a liability at March 31, 2006 in the amount of the judgment plus accrued interest totaling $8.3 million and a corresponding receivable in the same amount. Both the liability and corresponding receivable are classified as a noncurrent liability and asset, respectively, in the consolidated balance sheet at March 31, 2006.

              In connection with the Falk Acquisition, Hamilton Sundstrand has provided us with indemnification against certain contingent liabilities, including coverage for certain preclosing environmental liabilities. We believe that, pursuant to such indemnity obligations, Hamilton Sundstrand is obligated to defend and indemnify us with respect to the asbestos claims described below, and that, with respect to these claims, such indemnity obligations are not subject to any time or dollar limitations. The following paragraph summarizes noteworthy actions and proceedings for which Hamilton Sundstrand has accepted responsibility:

  •
  Falk is a defendant in over one hundred lawsuits pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain clutches and drives previously manufactured by Falk. There is a total of approximately 9,142 claimants in these suits. The ultimate outcome of these lawsuits cannot presently be determined. Hamilton Sundstrand is defending Falk in these lawsuits pursuant to its indemnity obligations and has paid 100% of the costs to date.

              In addition to the foregoing litigation, Falk is a defendant in other lawsuits. As with the matters described above, it is not possible to predict with certainty the outcome of these unresolved legal actions. However, based upon current information we believe the eventual outcome of these unresolved legal actions will not have a material adverse effect on the financial position, results of operations or cash flows of the Company. The following paragraph summarizes the noteworthy action in which Falk is a defendant:

              Kimberly St. Cin, Individually and as surviving spouse of Robert St. Cin, decedent v. The Falk Corporation, et al., filed in January 2004 in the Circuit Court of Cape Girardeau County, Missouri. The suit was filed against Falk and several other defendants for wrongful death involving an elevator bucket loader. The claim amount is for $9 million in damages including loss of income, loss of consortium, funeral and burial expenses and pain and suffering, as well as punitive damages and pre- and post-judgment interest. The drive and backstop were allegedly manufactured by Falk.

MANAGEMENT

Directors and Executive Officers

              The following table sets forth information concerning our directors and executive officers as of March 31, 2006:

Name	Age	Position
George M. Sherman	64	Chairman of the Board
Robert A. Hitt	48	President, Chief Executive Officer and Director
Thomas J. Jansen	54	Executive Vice President of Finance and Chief Financial Officer
Michael N. Andrzejewski	52	Vice President of Business Development and Secretary
Praveen R. Jeyarajah	38	Director
Jerome H. Powell	53	Director
Bruce E. Rosenblum	52	Director

              George M. Sherman has been Chairman of our board of directors since 2002. Mr. Sherman also served as the Chairman of Campbell Soup from August 2001 to November 2004. Prior to his appointment with Campbell Soup, Mr. Sherman was the Chief Executive Officer at Danaher Corporation from 1990 to May 2001. Prior to joining Danaher, he was Executive Vice President at Black and Decker Corporation.

              Robert A. Hitt became our President and Chief Executive Officer in April 2001 and was elected as one of our directors in connection with the Acquisition. Prior to the Acquisition, Mr. Hitt had been the Chief Operating Officer of Invensys Industrial Components and Systems Division since April 2002, Division Chief Executive of Invensys Automation Systems Division from April 2001 to March 2002 and Division Chief Executive of Invensys Industrial Drive Systems Division from October 2000 to March 2001. Mr. Hitt joined Siebe/Invensys in 1994, where he held various positions including President of Climate Controls from June 1997 to October 2000 and prior to June 1997, General Manager of Appliance Controls.

              Thomas J. Jansen became our Executive Vice President of Finance and Chief Financial Officer in April 2001. Prior to the Acquisition, Mr. Jansen was Executive Vice President of Finance of Invensys Industrial Components and Systems Division since April 2002, Executive Vice President of Finance of Invensys Automation Systems Division from April 2001 to March 2002 and Executive Vice President of Finance of Invensys Industrial Drive Systems Division from March 1999 to March 2001. Prior to that time, from August 1998 to February 1999 Mr. Jansen was Vice President of Finance for the Power Drives Division of BTR plc. From July 1992 to August 1998, Mr. Jansen was Vice President of Finance and Chief Financial Officer of Rexnord Corporation. Mr. Jansen served in various financial positions for Rexnord Corporation and its predecessor, Rexnord Inc. from 1981 through July 1992.

              Michael N. Andrzejewski became our Vice President of Business Development in April 2000 and was elected Secretary in November 2002. Prior to the Acquisition, Mr. Andrzejewski was Vice President of Business Development of the Invensys Industrial Components and Systems Division since April 2000. Prior to his current assignment, from October 1998 to April 2000, Mr. Andrzejewski was President of Rexnord Chain and Conveyor Group and from July 1995 to October 1998 served as President of Rexnord Industrial Chain Group.

              Praveen R. Jeyarajah was elected as one of our directors in connection with the Acquisition. Mr. Jeyarajah has been a Managing Director of Carlyle since 2001. Prior to joining Carlyle,

Mr. Jeyarajah was with Saratoga Partners, from 1996 to 2000. Prior to that, Mr. Jeyarajah worked at Dillon, Read & Co., Inc.

              Jerome H. Powell was elected as one of our directors in connection with the Acquisition. Mr. Powell was a Managing Director of Carlyle from 1997 to 2005. Prior to that time, from 1995 to 1997, he was Managing Director and head of mergers and acquisitions at Dillon Read & Co., Inc. From 1993 to 1995, Mr. Powell served as head of client coverage and mergers and acquisitions at Bankers Trust Company. From 1990 to 1993, Mr. Powell served as Assistant Secretary of The Treasury Department for Domestic Finance and later as Under Secretary for Finance in the Bush Administration.

              Bruce E. Rosenblum was elected as one of our directors in connection with the Acquisition. Mr. Rosenblum has been a Managing Director of Carlyle since May 2000. Prior to that time, Mr. Rosenblum was a partner and Executive Committee member at the law firm of Latham & Watkins LLP, where he practiced for 18 years. He is a member of the board of directors of PanAmSat Holding Corporation.

Board of Directors

              Our board is currently comprised of five directors, which we expect will be increased upon the closing of this offering. At each annual meeting, our stockholders will elect the successors to our directors. Any director may be removed from office by a majority of our stockholders. Our executive officers serve at the discretion of our board of directors. Directors may be removed for cause by the affirmative vote of the holders of a majority of the common stock.

Committees of our Board of Directors

              Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and, upon closing of this offering, three standing committees: the audit committee, the nominating and corporate governance committee and the compensation committee. In addition, from time to time, other committees may be established under the direction of the board when necessary to address specific issues. The composition of the board committees will comply, when required, with the applicable rules of the New York Stock Exchange and applicable law.

Audit Committee

              Our subsidiary, Rexnord Corporation, currently has an audit committee that consists of Messrs. Jeyarajah and Powell. Upon completion of this offering, RBS Global, Inc. will establish an audit committee which will be responsible for, among other things, making recommendations concerning the engagement of our independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees, and reviewing the adequacy of our internal accounting controls.

Nominating and Corporate Governance Committee

              Upon completion of this offering we will establish a nominating and corporate governance committee which will assist the board of directors in selecting new directors, evaluating the overall effectiveness of the board of directors, and reviewing developments in corporate governance compliance.

Compensation Committee

              Our compensation committee is responsible for determining compensation for our executive officers and administering our stock option plans and other compensation programs. The compensation committee is also charged with establishing, periodically re-evaluating and, where appropriate, adjusting and administering policies concerning compensation of our management. The current members of our compensation committee are Messrs. Powell, Jeyarajah and Sherman.

Compensation Committee Interlocks and Insider Participation

              None of our executive officers serves as a director or member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a director or member of our compensation committee.

Director Compensation

              Our directors are employed either by Carlyle or us and are not separately compensated for their service as directors. Our outside director, George Sherman, will not receive an additional fee for his services as director other than the compensation described below in "—Consulting Agreement."

Executive Compensation

              The following table sets forth the cash and non-cash compensation paid to or incurred on our behalf for our Chief Executive Officer and each of the four other most highly compensated executive officers, or the named executive officers, that earned more than $100,000 during the fiscal years ended March 31, 2006, 2005 and 2004.

Summary Compensation Table

Long Term Compensation Awards
Annual Compensation
Name and Principal Position				Securities Underlying Options(#)	All Other Compensation (1)
	Year	Salary(1)	Bonus
Robert A. Hitt, President and Chief Executive Officer	2006 2005 2004	$555,000 530,000 500,004	$184,316 — 28,878	— — —	$84,448 128,719 3,952
Thomas J. Jansen, Chief Financial Officer	2006 2005 2004	318,263 310,500 300,000	118,654 — 13,476	— — —	65,865 75,595 9,640
Michael N. Andrzejewski, Vice President Business Development & Secretary	2006 2005 2004	216,424 210,120 204,000	58,775 — 8,984	— — —	42,439 58,217 8,827

(1)
All three fiscal years shown consist of matching contributions under our 401(k) plan, contributions under our Exec-U-Care—1st Dollar Medical Plan, and Company car leases. Fiscal 2006 amounts also include supplemental executive retirement plan earnings of $69,998 for Robert A. Hitt, $38,854 for Thomas J. Jansen, and $23,996 for Michael N. Andrzejewski. Fiscal 2005 amounts include supplemental executive retirement plan earnings of $116,061 for Robert A. Hitt, $62,020 for Thomas J. Jansen, and $41,329 for Michael N. Andrzejewski.

Stock Options

              There were no options granted to or exercised by the named executive officers during fiscal 2006. The following table sets forth information concerning unexercised stock options as of March 31, 2006.

Aggregated Option/SAR Exercises In Last Fiscal Year And
Fiscal Year-End Option/SAR Values

			Number of Securities Underlying Unexercised Options/SARs at FY-End(#)		Value of Unexercised In-the-Money Options/SARs at FY-End($)(2)
Name	Shares Acquired on Exercise(#)	Value Realized($)
			Exercisable(2)	Unexercisable	Exercisable	Unexercisable
Robert A. Hitt	—	—	38,198	39,954	—	—
Thomas J. Jansen	—	—	19,099	19,977	—	—
Michael N. Andrzejewski	—	—	7,162	7,492	—	—

(1)
Consists of options for shares which were exercisable as of March 31, 2006.

(2)
The value of the options at fiscal year end is not presented as it is not readily determinable in the context of RBS Global, Inc.'s common stock being privately held.

Pension Plan

              Each named executive officer participates in the Rexnord Non-Union Pension Plan. The following table shows the estimated annual pension benefits under this plan for the specified compensation and years of service.

	YEARS OF SERVICE
	10	15	20	25	30+
Remuneration
$125,000	15,742	23,613	31,484	39,355	47,226
$150,000	19,242	28,863	38,484	48,105	57,726
$175,000	22,742	34,113	45,484	56,855	68,226
$200,000	26,242	39,363	52,484	65,605	78,726

              Benefit payments under this plan are generally based on final average annual compensation—including overtime pay, incentive compensation and certain other forms of compensation reportable as wages taxable for federal income tax purposes, but excluding severance payments, amounts attributable to our equity plans, and any taxable fringe benefits—for the five consecutive years within the final ten years of employment prior to the normal retirement age of 65 that produce the highest average. The plan's benefits formula also integrates benefit formulas from prior plans of our former parent in which certain participants may have been entitled to participate. Benefits are generally payable as a life annuity for unmarried participants and on a 50% joint and survivor basis for married participants. The full retirement benefit is payable to participants who retire on or after age 65 with five years of service, and a reduced early retirement benefit is available to participants who retire on or after age 55 with 10 years of service. No offsets are made for the value of any social security benefits earned. During the year ended March 31, 2004 the Company made significant modifications to the plan by freezing credited service as of March 31, 2004.

              Frozen Credited Years of Service under Rexnord Non-Union Pension Plan for Named Executive Officers:

Robert A. Hitt	9
Thomas J. Jansen	8
Michael N. Andrzejewski	8

Stock Option Plan

              In connection with the Acquisition, certain members of our management, including certain named executive officers, received non-qualified stock options to purchase common stock of RBS Global, Inc. pursuant to the terms of the stock option plan of RBS Global, Inc. The option plan permits the grant of non-qualified stock options and incentive stock options to purchase shares of RBS Global, Inc. common stock. As of March 31, 2006, 413,112 shares of common stock were authorized, 311,993 options were outstanding and 5,575 options had been exercised under the option plan. The compensation committee of the board of directors of RBS Global, Inc. administers the option plan. Employees, consultants and directors are eligible to receive a grant of options under the option plan.

              The per share exercise price of each such option outstanding at March 31, 2006 is $150.00 for the 104,568 options granted in fiscal year 2006 and $100.00 for the 207,425 options granted prior to fiscal year 2006. Each option will generally become vested and exercisable as follows:

  •
  Approximately 33% of the options are time vesting options that will become vested on a pro-rata annual basis on or prior to the fifth anniversary from the date of grant.

  •
  Approximately 67% of the options are performance vesting options that will become vested on the day immediately preceding the seventh anniversary of the date of grant, provided the option holder remains continuously employed with the Company. However, all or a portion of such performance vesting options may become vested and exercisable over a five-year period from the grant date if certain performance targets relating to earnings and debt repayment are met.

              In addition, a portion of these options may accelerate upon the occurrence of certain stated liquidity events (including certain sales, transfers, conveyances or other dispositions in one or a series of related transactions of our equity securities). Shares of common stock purchased or acquired under the stock option plan will generally be subject to restrictions on transfer, repurchase rights, and other limitations as set forth in the stockholder agreement, which stockholder agreement shall terminate upon completion of this offering. See "Certain Relationships and Related Transactions—Stockholders Agreement."

Stock Options held by Cypress Industrial Holdings, LLC

              In connection with the Acquisition, Mr. Sherman, through Cypress Industrial Holdings, LLC, received an option to purchase 78,152 shares of common stock at a per share exercise price of $100. As of March 31, 2006, 62,522 options were outstanding and 15,630 shares of common stock were issued upon exercise of the options. All of these options are subject to time based vesting and are expected to become vested on or prior to March 1, 2008. All unvested options are scheduled to vest upon the initial public offering.

Change of Control Retention Agreements

              We entered into change of control retention agreements with Messrs. Hitt, Jansen and Andrzejewski to provide them with enhanced financial security and sufficient encouragement to remain with the Company. Each of these agreements provides that upon a termination of employment either by us without cause or by the executive for good reason, within twelve months (eighteen months for Mr. Hitt) following a change in control (as defined in the agreements) and not due to the executive's death, disability or resignation (other than for good reason), each executive will be entitled to: (1) severance pay in an amount equal to twelve months (eighteen months for Mr. Hitt) of the executive's base salary, as in effect immediately prior to the date of termination of employment or change of control, whichever is greater, payable over twelve months (eighteen months for Mr. Hitt) in accordance with our customary payroll practices, (2) the bonus that the executive would have received if the executive remained employed by us through the end of the bonus performance period in which the executive's employment terminates, (3) during such twelve-month (eighteen-month for Mr. Hitt) severance period, or until the executive is covered by the plan of another employer, continued coverage under our group medical and dental benefit plan and (4) payments equal to twelve months (eighteen months for Mr. Hitt) of the premium cost for life insurance coverage (excluding supplemental life insurance coverage) under our life insurance plan in effect immediately prior to the executive's date of termination. As a condition of receiving such severance benefits, each executive will be required to sign and not revoke a separation agreement and release of claims. If the executive is entitled to receive severance or similar payments and/or benefits under any other of our plans, programs, agreements, policies or practices, severance payments and benefits due to the executive under this agreement will be so reduced. During the executive's service as an employee and for twelve months thereafter, each executive is prohibited from knowingly disparaging, criticizing or otherwise making any derogatory statements regarding us or our affiliates, successors, directors or officers.

Stock Purchase Plan

              In connection with this offering, our board of directors plans to adopt a Stock Purchase Plan. The Stock Purchase Plan will provide that eligible individuals designated by us and who are our employees or employees of our subsidiaries, our non-employee directors, and our consultants and advisors will have the opportunity to purchase our common stock. Reserved for issuance under the Stock Purchase Plan will be            shares of our common stock. Generally, the compensation committee of our board will administer the Stock Purchase Plan and will determine to whom an offer to sell shares of our common stock shall be made and the number of shares of our common stock to be sold and the terms and conditions of such sale (including the purchase price per share of common stock). The Stock Purchase Plan will terminate on the earlier of ten years after it is adopted by the board, when the board of directors terminates the Stock Purchase Plan or when all shares of our common stock available for sale under the Stock Purchase Plan are sold to participants unless additional shares are added to the Stock Purchase Plan. We do not intend to issue common stock from the Stock Purchase plan until after the initial public offering.

Equity Compensation Plan

              In connection with this offering, our board of directors plans to adopt and seek stockholder approval for an Incentive Award Plan (the "Incentive Plan"). The Incentive Plan will terminate on the earlier of ten years after stockholder approval or when the board of directors terminates the Incentive Plan. The Incentive Plan will provide for the grant of incentive stock options, or ISOs, as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, or SARs, deferred stock, dividend equivalent rights, performance awards, and stock payments, all of which we collectively call awards, to our employees, consultants, and directors.

    Share Reserve

              We intend to reserve            shares of our common stock for issuance under the Incentive Plan. Once the Incentive Plan becomes subject to Section 162(m) of the Code, no more than            shares may be granted pursuant to awards which are intended to be performance-based compensation within the meaning of Code Section 162(m) to any one participant in a twelve-month period. The shares subject to the Incentive Plan, the limitations on the number of shares that may be awarded under the Incentive Plan, and shares and option prices subject to awards outstanding under the Incentive Plan may be adjusted as the plan administrator deems appropriate to reflect stock dividends, stock splits, combinations or exchanges of shares, mergers, consolidations, spin-offs, recapitalizations, or other distributions of our assets.

              Shares withheld for taxes, shares used to pay the exercise price of an option in a net exercise, and shares tendered to us to pay the exercise price of an option or other award may be available for future grants of awards under the Incentive Plan. In addition, shares subject to stock awards that have expired, been forfeited, or otherwise terminated without having been exercised may be subject to new awards. Shares issued under the Incentive Plan may be previously authorized but unissued shares or reacquired shares bought on the open market or otherwise.

    Administration

              Generally, the compensation committee of our board will administer the Incentive Plan. However, with respect to awards made to our non-employee directors or to individuals subject to Section 16 of the Exchange Act, the full board will act as the administrator of the Incentive Plan. The committee or the full board, as appropriate, will have the authority to:

  •
  select the individuals who will receive awards;

  •
  determine the type or types of awards to be granted;

  •
  determine the number of awards to be granted and the number of shares to which the award relates;

  •
  determine the terms and conditions of any award, including the exercise price and vesting;

  •
  determine the terms of settlement of any award;

  •
  prescribe the form of award agreement;

  •
  establish, adopt, or revise rules for administration of the Incentive Plan;

  •
  interpret the terms of the Incentive Plan and any matters arising under the Incentive Plan; and

  •
  make all other decisions and determinations as may be necessary to administer the Incentive Plan.

              The compensation committee may delegate its authority to grant or amend awards with respect to participants other than senior executive officers, employees covered by Section 162(m) of the Code, or the officers to whom the authority to grant or amend awards has been delegated.

              The compensation committee, with the approval of the board, may also amend the Incentive Plan. Amendments to the Incentive Plan are subject to stockholder approval to the extent required by law, or exchange rules or regulations. Additionally, stockholder approval will be specifically required to increase the number of shares available for issuance under the Incentive Plan or to extend the term of an option beyond ten years.

    Eligibility

              Awards under the Incentive Plan may be granted to individuals who are our employees or employees of our subsidiaries, our non-employee directors, and our consultants and advisors. However, options which are intended to qualify as ISOs may be granted only to employees.

    Awards

              The following briefly describes the principal features of the various awards that may be granted under the Incentive Plan.

              Options.    Options provide for the right to purchase our common stock at a specified price, and usually will become exercisable at the discretion of the compensation committee in one or more installments after the grant date. The option exercise price may be paid in cash, by check, in shares of our common stock which have been held by the option holder for at least six months, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or such other methods as the compensation committee may approve from time to time. The compensation committee may at any time substitute different awards for options granted under the Incentive Plan. Options may take two forms, nonstatutory options, or NSOs, and incentive stock options, or ISOs.

              NSOs may be granted for any term specified by the compensation committee, but shall not exceed ten years. NSOs may be granted at such price as the compensation committee may determine but not less than the fair market value of our common stock on the date of grant.

              ISOs will be designed to comply with the provisions of the Code and will be subject to certain restrictions contained in the Code in order to qualify as ISOs. Among such restrictions, ISOs must:

  •
  have an exercise price not less than the fair market value of our common stock on the date of grant, or if granted to certain individuals who own or are deemed to own at least 10% of the total combined voting

  •
  power of all of our classes of stock (10% stockholders), then such exercise price may not be less than 110% of the fair market value of our common stock on the date of grant;

  •
  be granted only to our employees and employees of our subsidiary corporations;

  •
  expire within a specified time following the option holder's termination of employment;

  •
  be exercised within ten years after the date of grant, or with respect to 10% stockholders, no more than five years after the date of grant; and

  •
  not be exercisable for the first time in any calendar year with respect to stock granted under any of our stock option plans with an aggregate fair market value (determined at the grant date) in excess of $100,000 (calculated by multiplying the number of shares first exercisable by the applicable exercise price).

              No ISO may be granted under the Incentive Plan after ten years from the date the Incentive Plan is approved by our stockholders.

              Restricted Stock. A restricted stock award is the grant of shares of our common stock at a price (which may be zero) determined by the compensation committee, is nontransferable, and, unless otherwise determined by the compensation committee at the time of award, may be forfeited upon termination of employment or service during a restricted period. The compensation committee shall also determine in the award agreement whether the participant will be entitled to vote the shares of restricted stock, or receive dividends on such shares, or both.

              Stock Appreciation Rights.    SARs provide for payment to the holder based upon increases in the price of our common stock over a set base price. SARs may be granted in connection with stock options or other awards or separately. SARs granted in connection with options will be exercisable only when and to the extent the option is exercisable and will entitle the holder only to the difference between the option exercise price and the fair market value of our common stock on the date of exercise. Payment for SARs may be made in cash, our common stock, or any combination of the two at such time as is specified in the SAR agreement.

              Restricted Stock Units.    Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we shall deliver to the holder of the restricted stock unit unrestricted shares of our common stock which will be freely transferable.

              Dividend Equivalents.    Dividend equivalents represent the value of the dividends per share we pay, calculated with reference to the number of shares covered by an award (other than a dividend equivalent award) held by the participant.

              Performance Awards.    Performance awards are denominated in shares of our common stock and are linked to satisfaction of performance criteria established by the compensation committee. If the compensation committee determines that the award is intended to meet the requirements of "qualified performance based compensation" and therefore be deductible under Section 162(m) of the Code, then the performance criteria upon which the award will be based shall be with reference to any one or more of the following: net earnings (either before or after interest, taxes, depreciation, and amortization), economic value added (as determined by the committee), sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including operating cash flow, free cash flow, and other cash flow measures), return on capital, return on assets (net or gross), return on stockholders' equity, return on sales, gross or net profit margin, productivity, expense margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share, and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

              Stock Payments.    Payments to participants of bonuses or other compensation may be made under the Incentive Plan in the form our common stock.

              Deferred Stock.    Deferred stock typically is awarded without payment of consideration and is subject to vesting conditions, including satisfaction of performance criteria. Like restricted stock, deferred stock may not be sold or otherwise transferred until the vesting conditions are removed or expire. Unlike restricted stock, deferred stock is not actually issued until the deferred stock award has vested. Recipients of deferred stock will have no voting or dividend rights prior to the time when the vesting conditions are met and the deferred stock is delivered.

    Changes in Control

              All awards granted under the Incentive Plan will become exercisable in full upon the occurrence of a change in control (as defined in the Incentive Plan), unless the award is assumed by any successor in such change in control, or the award agreement otherwise provides. In connection with a change in control, the compensation committee may cause the awards to terminate but shall give the holders of the awards the right to exercise outstanding awards or receive other rights under the awards outstanding for some period of time prior to the change in control, even though the awards may not be exercisable or otherwise payable. Additionally, the committee may provide that all restrictions imposed on some or all shares of restricted stock, restricted stock units, and deferred stock shall lapse.

    Adjustments Upon Certain Events

              The number and kind of securities subject to an award and the exercise price or base price may be adjusted in the discretion of the committee to reflect any stock dividends, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, or other distribution (other than normal cash dividends) of our assets to stockholders, or other similar changes affecting the shares. In addition, upon such events the committee may provide (i) for the termination of any awards in exchange for cash equal to the amount the holders would otherwise be entitled if they had exercised the awards, (ii) for the full vesting, exercisability or payment of any award, (iii) for the assumption of such award by any successor, (iv) for the replacement of such award with other rights or property, (v) for the adjustment of any combination of the number, type of shares, and the terms and conditions of the awards which may be granted in the future, or (vi) that awards cannot vest, be exercised or become payable after such event.

    Awards Not Transferable

              Generally, the awards may not be pledged, assigned, or otherwise transferred other than by will or by laws of descent and distribution. The committee may allow awards other than ISOs to be transferred for estate or tax planning purposes to members of the holder's family, charitable institutions, or trusts for the benefit of family members.

    Miscellaneous

              As a condition to the issuance or delivery of stock or payment of other compensation pursuant to the exercise or lapse of restrictions on any award, we require participants to discharge all applicable withholding tax obligations. Shares held by or to be issued to a participant may also be used to discharge tax withholding obligations, subject to the discretion of the committee to disapprove of such use.

              The Incentive Plan will expire and no further awards may be granted after the tenth anniversary of its approval by our stockholders or, if later, the approval by our board of directors.

Executive Bonus Plan

              In connection with the Acquisition, we adopted our Executive Bonus Plan to provide our management with an incentive to achieve key business objectives. The plan allows our key officers and directors to achieve performance-based compensation in addition to their annual base salary. Currently, only Messrs. Hitt, Jansen and Andrzejewski participate in the plan. Each participating officer or director is eligible to receive a performance bonus for each bonus period based on a stated percentage of the officer's or director's base pay if our financial performance is equal to or greater than 90% of certain stated financial targets, as described in the plan. Eighty percent of the performance-based compensation will be paid in accordance with the percentage of EBITDA targets, as defined under the plan, achieved and 20% of the performance-based compensation will be paid in accordance with the achievement of personal performance targets. Solely at our discretion, additional performance-based compensation may be paid to executives.

              Generally, target awards under the plan will vary from 35% to 60% of the officer's base salary depending upon level of seniority and overall performance of the individual. With limited exceptions, an employee who leaves the Company prior to the end of a bonus period will not be eligible for a bonus payment.

Supplemental Executive Retirement Plan (SERP)

              Messrs. Hitt, Jansen and Andrzejewski are participants in the Rexnord Supplemental Executive Retirement Plan (SERP) established October 1, 2004 and providing participation retroactive to December 1, 2002. The Plan provides an account credited annually as of each December 31 with the designated percentage of the participants' compensation as follows:

Robert A. Hitt	8.48%
Thomas J. Jansen	7.97%
Michael N. Andrzejewski	7.75%

              Account balances are credited at an annual interest rate of 6.75%. Commencement of benefits cannot begin prior to termination of employment. A "rabbi-trust" has been established as a funding mechanism.

Employment Agreements

              In connection with the Acquisition, we entered into employment agreements with each of Messrs. Hitt, Jansen and Andrzejewski. Each agreement has a three-year term and will be extended automatically for successive one-year periods thereafter unless either party delivers notice within specified notice periods. The following table sets forth the stated position and annual base salary (fiscal 2006 base salaries are provided under the Summary Compensation Table), which may be increased by our board of directors, for certain of the named executive officers:

Name	Title	Base Salary
Robert A. Hitt	Chief Executive Officer	$500,000
Thomas J. Jansen	Chief Financial Officer	$300,000
Michael N. Andrzejewski	Vice President of Business Development and Secretary	$200,000

              Under the terms of each agreement, the executive was eligible at the start of fiscal 2006 to receive a discretionary bonus under the terms of our Executive Bonus Plan. The executives have also been granted options to purchase shares of RBS Global, Inc. common stock under the stock option plan. Messrs. Hitt, Jansen and Andrzejewski are entitled to purchase 78,152 shares, 39,076 shares and 14,654 shares, respectively, of common stock of RBS Global, Inc. Each executive is also entitled to participate in our employee benefit plans, programs and arrangements currently in effect, and is entitled to reimbursement for all reasonable travel and other expenses incurred during the performance of the executive's duties in accordance with our expense reimbursement policy.

              Each of these employment agreements provides that upon termination of employment, the executive will be entitled to receive the sum of the executive's unpaid annual base salary through the date of termination, any unpaid travel expenses, any unpaid accrued vacation, and any amount arising from the executive's participation in, or benefits under, any of our employee benefits plans, programs or arrangements. Upon termination of employment either by us without cause or by the executive for good reason, each executive will be entitled to an amount equal to the executive's stated annual base salary for a period of eighteen months for Mr. Hitt and twelve months for Messrs. Jansen and Andrzejewski and, during such severance period, continued coverage under all of our group health benefit plans in which the executive and any of the executive's dependents were entitled to participate immediately prior to termination.

              Each executive is prohibited from competing with us during the term of his employment and for a period of two years for Mr. Hitt and eighteen months for Messrs. Jansen and Andrzejewski following termination of his employment.

Consulting Agreement

              In connection with the Acquisition, we have entered into a consulting agreement with Mr. George Sherman. The agreement will continue until Mr. Sherman's death or until either party delivers 15 days prior written notice.

              Under the terms of the agreement, Mr. Sherman will receive a stated annual consulting fee of $250,000. In addition, Mr. Sherman is entitled to participate in the stock option plan of RBS Global, Inc. and has been granted options to purchase 78,152 shares of common stock, or approximately 2% of the outstanding shares of stock of RBS Global, Inc. common stock, under the stock option plan. Mr. Sherman also is entitled to reimbursement for all reasonable travel and other expenses incurred in connection with our business. The agreement automatically terminates in the event that Mr. Sherman no longer holds the position of chairman of the board of directors. Upon termination of the agreement, we must pay Mr. Sherman a pro rata portion of any part of his consulting fee earned but not previously paid.

RELATED PARTY TRANSACTIONS

Carlyle Management Agreement

              In connection with the Acquisition, we entered into a management agreement with TC Group, L.L.C., an affiliate of Carlyle, for management and financial advisory services and oversight to be provided to us and our subsidiaries. The agreement provides for the payment to Carlyle of an annual fee of $2 million for advisory and other consulting services, plus additional amounts for investment banking services in connection with any mergers, acquisitions or other strategic transactions, as approved by our board of directors, plus reimbursement of out-of pocket expenses. Such reimbursements were approximately $75,000 in fiscal 2006. The agreement also provides for indemnification of Carlyle against liabilities and expenses arising out of Carlyle's performance of services under the agreement. The agreement terminates either when Carlyle or its affiliates own less than ten percent of our equity interests, or when we and Carlyle mutually agree to terminate the agreement. In May 2005, an approximately $3 million fee was paid to TC Group, L.L.C. under the management agreement for investment banking services in connection with the Falk Acquisition.

Employment Agreements and Consulting Agreement

              In connection with the Acquisition, we entered into employment agreements with certain of our named executive officers and a consulting agreement with Mr. George Sherman, as described under "Management." Additionally, in May 2005, an approximately $2 million fee was paid to Cypress Group, LLC, an entity controlled by Mr. Sherman, for transaction related consulting advice provided in connection with the Falk Acquisition.

Stockholders Agreements

              In connection with the Acquisition, we and certain of our executive officers and affiliates of Carlyle who are holders of our common stock entered into stockholder agreements that:

  •
  impose restrictions on their transfer of our shares;

  •
  require those stockholders to take certain actions upon the approval by stockholders party to the agreement holding a majority of the shares held by those stockholders in connection with a sale of the company; and

  •
  grant our principal stockholder the right to require other stockholders to participate pro rata in connection with a sale of shares by our principal stockholder.

              The stockholder agreements will terminate upon consummation of the offering.

Change of Control Retention Agreements

              In recognition of the possibility of a change of control, we entered into change of control retention agreements with approximately 26 executives to provide them with enhanced financial security and sufficient encouragement to remain with the Company. These agreements generally provide for the payment of between six to eighteen months of severance benefits, depending on the executive, in the event that the executive's employment is terminated by the Company without cause or terminated by the executive for good reason, within twelve to eighteen months following a change of control. The specific period of time that the agreement remains in effect, following a change of control, depends on the particular executive. See "Management—Change of Control Retention Agreements."

PRINCIPAL AND SELLING STOCKHOLDERS

              The following table provides certain information regarding the beneficial ownership of our outstanding capital stock as of March 31, 2006 for:

  •
  each person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis;

  •
  each of the executive officers named in the summary compensation table;

  •
  each of our directors and director nominees;

  •
  all of our directors and executive officers as a group; and

  •
  each of the selling stockholders.

              The percentage of ownership indicated before this offering is based on 3,623,809 shares of common stock outstanding on March 31, 2006. The percentage of ownership indicated after this offering is based on                                    shares, including the shares offered by this prospectus and assuming no exercise of options outstanding after March 31, 2006.

              Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2006 and not subject to repurchase as of that date are deemed outstanding for the purpose of calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for the purpose of calculating the percentage of outstanding shares owned by any other person. Unless otherwise noted, the address for each director and executive officer is 4701 Greenfield Avenue, Milwaukee, Wisconsin 53214.

	Amount and Nature of Shares Beneficially Owned Prior to This Offering			Amount and Nature of Shares Beneficially Owned After This Offering
Name of Beneficial Owner			Shares to be Sold in This Offering
	Number	Percent		Number	Percent
Beneficial Owners of 5% or More of the Outstanding Common Stock of RBS Global, Inc.
TCG Holdings, L.L.C.(1)	3,704,685	99.6%
Named Executive Officers
Robert A. Hitt(2)	43,198	1.2%
Thomas J. Jansen(3)	20,099	*
Michael N. Andrzejewski(4)	8,162	*
Directors
Praveen R. Jeyarajah(7)	—	—
Jerome H. Powell	—	—
Bruce E. Rosenblum(7)	—	—
George M. Sherman(8)	191,891	5.2%
All Directors and Executive Officers as a Group(9)	263,350	7.1%
Selling Stockholders

*
Less than 1% beneficial ownership.

(1)
TC Group III, L.P. is the sole general partner of Carlyle Partners III, L.P. and CP III Coinvestment, L.P., the record holders of 3,259,067 and 84,331 shares of our common stock, respectively. TC Group III, L.L.C. is the sole general partner of TC Group III, L.P. TCG High Yield, L.L.C. is the sole general partner of Carlyle High Yield Partners, L.P., the record holder of 97,937 shares of common stock. TCG High Yield Holdings, L.L.C. is the sole managing member of TCG High Yield, L.L.C. TC Group, L.L.C. is the sole managing member of TC Group III, L.L.C. and TCG High Yield Holdings, L.L.C. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C. Accordingly, (i) TC Group III, L.P. and TC Group III, L.L.C. each may be deemed to be a beneficial owner of shares of common stock owned of record by each of Carlyle Partners III, L.P. and CP III Coinvestment, L.P.; (ii) TCG High Yield, L.L.C. and TCG High Yield Holdings, L.L.C. each may be deemed to be a beneficial owner of shares of common stock owned of record by Carlyle High Yield Partners, L.P.; and (iii) TC Group, L.L.C. and TCG Holdings, L.L.C. each may be deemed to be a beneficial owner of shares of common stock owned of record by each of Carlyle Partners III, L. P., CP III Coinvestment, L.P., and Carlyle High Yield Partners, L.P. William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein are managing members of TCG Holdings, L.L.C. and, in such capacity, may each be deemed to be a beneficial owner of the shares of common stock beneficially owned by TCG Holdings, L.L.C. Such individuals expressly disclaim any such beneficial ownership. The principal address and principal offices of TCG Holdings, L.L.C. and certain affiliates is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505. Each of the foregoing entities reports to have shared voting and investment power over the shares of common stock reported to be beneficially owned by such entity. Includes 263,350 shares owned by Messrs. Hitt, Jansen, Andrzejewski and Sherman, for which Carlyle may be deemed to have shared beneficial ownership as a result of the terms of the Stockholders Agreements, which will terminate upon completion of the offering. TCG Holdings, L.L.C. expressly disclaims such beneficial ownership.

(2)
Includes options exercisable for 38,198 shares that are vested as of March 31, 2006, or that will become vested within 60 days of March 31, 2006, under the Stock Option Plan of RBS Global, Inc.

(3)
Includes options exercisable for 19,099 shares that are vested as of March 31, 2006, or that will become vested within 60 days of March 31, 2006, under the Stock Option Plan of RBS Global, Inc.

(4)
Includes options exercisable for 7,162 shares that are vested as of March 31, 2006, or that will become vested within 60 days of March 31, 2006, under the Stock Option Plan of RBS Global, Inc.

(5)
Messrs. Jeyarajah and Rosenblum, as Managing Directors of TCG Holdings, L.L.C., do not directly or indirectly have or share voting or investment power or have or share the ability to influence voting or investment power over the shares shown as beneficially owned by TCG Holdings, L.L.C.

(6)
Includes options exercisable for 31,261 shares that are vested as of March 31, 2006, or that will become vested within 60 days of March 31, 2006, under the Stock Option Plan of RBS Global, Inc. The record owner of the 191,891 shares beneficially owned by Mr. George Sherman is Cypress Industrial Holdings, LLC, whose address is 111 South Calvert Street, Suite 2700, Baltimore, MD 21202.

(7)
Includes options exercisable for 95,720 shares that are vested as of March 31, 2006, or that will become vested within 60 days of March 31, 2006, under the Stock Option Plan of RBS Global, Inc. for all executive officers and directors as a group.

DESCRIPTION OF CAPITAL STOCK

              Upon completion of the offering, our authorized capital stock will consist of                        shares of common stock. As of                        , 2006, there were                         shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. As of                        , 2006, there were            holders of record of our common stock.

              The discussion set forth below describes the most important terms of our capital stock, certificate of incorporation and bylaws as will be in effect upon completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part, and to the applicable provisions of the Delaware General Corporation law.

Common Stock

              Voting Rights.    The holders of our common stock are entitled to one vote per share on all matters submitted for action by the shareholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, a holder of more than 50% of the shares of our common stock can, if it so chooses, elect all of our directors. In that event, the holders of the remaining shares will not be able to elect any directors.

              Dividend Rights.    All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources, subject to the terms of any outstanding preferred stock. The Credit Agreement imposes restrictions on our ability to declare dividends with respect to our common stock.

              Liquidation Rights.    Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to shareholders after payment of all of our prior obligations, including any then-outstanding preferred stock.

              Other Matters.    The holders of our common stock have no preemptive or conversion rights, and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

              Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or one of its committees.

              Delaware Anti-Takeover Law.    We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless:

  •
  the corporation has elected in its certificate of incorporation not to be governed by Section 203, which we have elected;

  •
  the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder;

  •
  upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

  •
  the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock which the interested stockholder did not own.

              The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

              Limitation of Officer and Director Liability and Indemnification Arrangements.    Our certificate limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  •
  any breach of their duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

              This charter provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The certificate also generally provides that we shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if:

  •
  the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

  •
  with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

              These charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control of RBS Global.

Transfer Agent and Registrar

                          is the transfer agent and registrar for the common stock.

DESCRIPTION OF INDEBTEDNESS

Senior Credit Facilities

              We summarize below the principal terms of the agreements that govern the senior credit facilities. This summary is not a complete description of all of the terms of the agreements.

  General

              In November 2002, we and our subsidiary Rexnord Corporation entered into senior credit facilities with Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC (f/k/a Credit Suisse First Boston LLC) as joint lead arrangers and joint book runners, along with Deutsche Bank Trust Company Americas as administrative agent and each of General Electric Capital Corporation and Wachovia Bank, National Association as co-documentation agents, which we amended in May 2005 to obtain a loan to fund our acquisition of Falk. Set forth below is a summary of the terms of the senior credit facilities.

              The senior credit facilities provide for senior secured financing of $587 million of term loans and a $75 million revolving credit facility, each of which will terminate in 2011. The revolving credit facility is available for the issuance of letters of credit for our account. All borrowings are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

  Interest and Fees

              The interest rates per annum applicable to loans under the senior credit facilities are, at our option, the Base Rate or Eurodollar Rate plus, in each case, an applicable margin. The applicable margin for loans under the revolving facility is subject to adjustment based on our total leverage ratio. The Base Rate is a fluctuating interest rate equal to the higher of (a) the prime rate of Deutsche Bank Trust Company Americas and (b) the federal funds effective rate plus 0.50%. In addition, the borrowers will be required to pay to the lenders under the revolving credit facility a commitment fee in respect of the unused commitments thereunder at a per annum rate of 0.50%.

  Prepayments

              The term loans are required to be prepaid with, subject to certain exceptions, 100% of the net cash proceeds of certain asset sales, insurance recovery and condemnation events and debt issuances and 50% of annual excess cash flow (subject to leverage-based step-downs).

              Voluntary prepayments of loans under the senior credit facilities and voluntary reductions in the unused commitments under the revolving credit facility are permitted in whole or in part, in minimum amounts and subject to certain other exceptions as set forth in the credit agreement.

  Amortization of Principal

              We are required to make semiannual principal payments on our term loans of $2.94 million beginning in November 2005 and continuing through May 2011, with the remaining principal balance of $551.8 million due in December 2011.

  Collateral and Guarantees

              We and our wholly owned domestic subsidiaries (other than Rexnord Corporation) guarantee (on a senior basis) the obligations of Rexnord Corporation as borrower under the senior credit facilities. Substantially all of the Guarantor Subsidiaries' (as defined in The Credit Agreement) real and personal property, including intercompany notes held by the Guarantor Subsidiaries and certain equity interests held by the Guarantor Subsidiaries in their respective subsidiaries, secure the domestic guarantors and the obligations of Rexnord Corporation under the senior credit facilities.

  Covenants and Other Matters

              The senior credit facilities require us to comply with certain financial covenants, including a maximum total leverage ratio and a minimum interest coverage ratio. The senior credit facilities include certain negative covenants restricting or limiting our ability to, among other things:

  •
  declare dividends or redeem or repurchase capital stock;

  •
  prepay, redeem or purchase certain debt (including the notes);

  •
  incur liens and engage in sale leaseback transactions;

  •
  make loans and investments;

  •
  guarantee or incur additional debt;

  •
  amend or otherwise alter terms of debt (including the senior subordinated notes);

  •
  make capital expenditures;

  •
  engage in mergers, acquisitions and other business combinations;

  •
  sell assets;

  •
  enter into transactions with affiliates; and

  •
  alter the business we conduct.

              The senior credit facilities contain certain customary representations and warranties, affirmative covenants and events of default, including change of control, cross-defaults to other debt and material judgments.

              We were in compliance with all such debt covenants as of March 31, 2006 and 2005.

Senior Subordinated Notes

              Our subsidiary, Rexnord Corporation, has $225 million of 10.125% senior subordinated notes outstanding with a maturity of December 15, 2012. Interest is payable semi-annually on June 15 and December 15. The senior subordinated notes are unsecured obligations of Rexnord Corporation and are unconditionally guaranteed, jointly and severally, by us and certain of the domestic subsidiaries of Rexnord Corporation. The senior subordinated notes are subordinated in right of payment to all existing and future senior indebtedness of the guarantors.

              There are certain covenants under the terms of the senior subordinated notes including those that limit Rexnord Corporation's ability to incur or guarantee additional indebtedness, pay dividends or redeem or repurchase its capital stock, make certain investments, engage in certain transactions with affiliates and sell assets.

SHARES ELIGIBLE FOR FUTURE SALE

              Prior to the offering, there has been no public market for our common stock. If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following the offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

              Upon completion of the offering, we will have outstanding an aggregate of            shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. This leaves            shares eligible for sale in the public market as follows:

Number of Shares	Date
After days from the date of this prospectus (subject, in some cases, to volume limitations).
At various times after days from the date of this prospectus as described below under "Lock-up Agreements."

Rule 144

              In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three- month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after the offering; or

  •
  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

              Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

              Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-Up Agreements

              All of our officers and directors and certain of our stockholders have entered into lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, except for shares sold in this offering by the selling stockholders, for a period of    days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC on behalf of the underwriters.

Rule 701

              In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration of Shares under Stock Option Plans

              Following the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately             shares of common stock issued or issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under our employee and director stock benefit plans. Accordingly, shares registered under the registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above. See "Management—Stock Options."

MATERIAL UNITED STATES TAX
CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

              The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders of the ownership and disposition of our common stock, but is not a complete analysis of all the potential tax considerations relating thereto. The summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date of this prospectus, or the Tax Authorities. The Tax Authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. The summary is applicable only to non-U.S. holders who hold our common stock as a capital asset (generally, an asset held for investment purposes). We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

CIRCULAR 230 DISCLOSURE

              TO COMPLY WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE INTERNAL REVENUE CODE; (B) ANY SUCH DISCUSSION IS INCLUDED IN THIS PROSPECTUS BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER AND THE UNDERWRITERS OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS PROSPECTUS BY THE ISSUER; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

              This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies, or other financial institutions;

  •
  persons subject to the alternative minimum tax;

  •
  tax-exempt organizations;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  partnerships or other pass-through entities or investors in such entities;

  •
  "controlled foreign corporations," "passive foreign corporations," "foreign personal holding companies" and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  U.S. expatriates or former long-term residents of the United States;

  •
  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code.

              In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

              This discussion is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

              For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

  •
  an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the "substantial presence" test under Section 7701(b) of the Code;

  •
  a corporation or other entity taxable as a corporation for U.S. tax purposes created or organized in the United States or under the laws of the United States or of any state therein or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (1) whose administration is subject to the primary supervision of a U.S. court and of which one or more U.S. persons has the authority to control all substantial decisions of the trust or (2) that has made an election to be treated as a U.S. person.

Distributions

              If distributions are made on shares of our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your adjusted tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

              Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

              Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of any allowable deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

              If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS in a timely manner.

Gain on Disposition of Common Stock

              You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you);

  •
  you are an individual who is present in the United States for a period (or periods) aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation" for U.S. federal income tax purposes (a USRPHC) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

              We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, we cannot assure you that we will not become a USRPHC in the future. Even if we become USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of our common stock.

              If you are a non-U.S. holder described in the first bullet above (pertaining to effectively connected gain), you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above (pertaining to presence in the United States) you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. You should consult any applicable income tax treaties, which may provide for different rules.

Backup Withholding and Information Reporting

              Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report is sent to you. These information reporting requirements apply even if withholding was not required. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

              Payments of dividends made to you will not be subject to backup withholding if you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding at a rate of up to 31%, with a current rate of 28%, may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

              Payments of the proceeds from a disposition of our common stock effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. Information reporting (but not backup withholding) will apply to such a payment, however, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period or a foreign partnership with certain connections with the United States, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

              Payments of the proceeds from a disposition of our common stock by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

              Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

U.S. Federal Estate Tax

              Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual's gross estate for U.S. estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable treaty provides otherwise.

UNDERWRITING

              Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Credit Suisse Securities (USA) LLC

Total

              The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the underwriters are conditioned on one another.

              We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The underwriters have advised us and the selling stockholders that they propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.    per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.    per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to RBS Global, Inc. and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to RBS Global, Inc.	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $        and are payable by RBS Global, Inc.

Overallotment Option

              We and the selling stockholders have granted options to the underwriters to purchase up to            additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We, the selling stockholders and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for     days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC. Specifically, we and these other individuals have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

              We expect the shares to be approved for listing on the New York Stock Exchange under the symbol "RXN." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

              Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us,

  •
  our financial information,

  •
  the history of, and the prospects for, our company and the industry in which we compete,

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

  •
  the present state of our development, and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

              The underwriters may also impose a penalty bid on underwriters and selling group members. This means that if the underwriters purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

              Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have and will receive customary fees and commissions for these transactions.

              Credit Suisse Securities (USA) LLC (f/k/a/ Credit Suisse First Boston LLC) acted as the joint lead arranger and joint bookrunner for the syndication of, and Credit Suisse, Cayman Islands Branch (f/k/a Credit Suisse First Boston, acting through its Cayman Islands Branch) is currently a lender under, the senior credit facilities.

              Credit Suisse Securities (USA) LLC (f/k/a/ Credit Suisse First Boston LLC) acted as the joint book-running manager for, and initial purchaser of, the senior subordinated notes.

              The underwriters have provided and will provide financial advisory services to us and will receive customary fees for their services.

LEGAL MATTERS

              The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Latham & Watkins LLP, New York, NY. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, NY.

EXPERTS

              The consolidated financial statements of RBS Global Inc. at March 31, 2005 and 2006 and for the years ended March 31, 2004, 2005 and 2006, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

              We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

              Although prior to the offering we were not required to file reports with the SEC under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, we voluntarily filed such reports in accordance with the terms of the indenture governing the senior subordinated notes, which were registered in May 2003 under the Securities Act of 1933 (Registration No. 333-102428). Such periodic reports are not incorporated herein by reference.

              The registration statement and the exhibits thereto and our periodic reports filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference facility by calling 1-800-SEC-0330. The registration statement and other information filed by us with the SEC are also available at the SEC's website at http://www.sec.gov. You may also request copies of the filings, at no cost, by telephone at (414) 643-3000 or by mail at RBS Global, Inc., 4701 Greenfield Avenue, Milwaukee, Wisconsin 53214.

              As a result of the offering, we and our stockholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements, restrictions of stock purchases and sales by affiliates and other requirements of the Exchange Act. We will furnish our stockholders with annual reports containing audited financial statements certified by an independent registered public accounting firm and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

RBS GLOBAL, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors

        We have audited the accompanying consolidated balance sheets of RBS Global, Inc. and Subsidiaries (the Company) as of March 31, 2005 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2006. Our audits also included the financial statement schedule listed in Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at March 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
April 25, 2006

RBS Global, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars In Millions)

	March 31, 2005	March 31, 2006
Assets
Current assets:
Cash	$26.3	$22.5
Receivables, net	127.7	177.4
Inventories	127.7	191.9
Other current assets	18.1	22.2

Total current assets	299.8	414.0
Property, plant and equipment, net	263.9	348.9
Intangible assets, net	111.3	141.1
Goodwill	575.1	670.4
Other assets	27.3	33.7

Total assets	$1,277.4	$1,608.1

Liabilities and stockholders' equity
Current liabilities:
Current portion of long-term debt	$3.3	$1.9
Trade payables	78.3	119.3
Income taxes payable	3.7	3.9
Deferred income taxes	12.8	7.0
Compensation and benefits	32.6	44.9
Current portion of pension obligations	13.6	20.8
Current portion of postretirement benefit obligations	5.7	5.1
Interest payable	9.9	13.5
Other current liabilities	21.0	38.4

Total current liabilities	180.9	254.8
Long-term debt	503.4	751.8
Pension obligations	75.8	61.6
Postretirement benefit obligations	34.2	33.5
Deferred income taxes	38.7	40.2
Other liabilities	19.7	25.1

Total liabilities	852.7	1,167.0
Commitments and contingent liabilities
Stockholders' equity:
Common stock, $.01 par value; authorized 5,000,000 shares; issued and outstanding 3,615,428 shares at March 31, 2005 and 3,623,809 shares at March 31, 2006	0.1	0.1
Additional paid in capital	361.6	363.4
Retained earnings	45.4	68.3
Accumulated other comprehensive income	17.6	9.3

Total stockholders' equity	424.7	441.1

Total liabilities and stockholders' equity	$1,277.4	$1,608.1

See notes to consolidated financial statements.

RBS Global, Inc. and Subsidiaries
Consolidated Statements of Income
(In Millions)

	Year ended March 31,
	2004	2005	2006
Net sales	$712.8	$811.0	$1,081.4
Cost of sales	485.4	555.8	742.3

Gross profit	227.4	255.2	339.1
Selling, general and administrative expenses	148.1	153.6	187.8
Restructuring and other similar costs	2.6	7.3	31.1
Curtailment gain	(6.6)	—	—
Amortization of intangibles	13.9	13.8	15.7

Income from operations	69.4	80.5	104.5
Non-operating income (expense):
Interest expense, net	(45.4)	(44.0)	(61.5)
Other expense, net	(1.1)	(0.7)	(3.8)

Income before income taxes	22.9	35.8	39.2
Provision for income taxes	8.7	14.2	16.3

Net income	$14.2	$21.6	$22.9

See notes to consolidated financial statements.

RBS Global, Inc. and Subsidiaries
Statements of Stockholders' Equity
(In Millions)

	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at March 31, 2003	$0.1	$359.4	$9.6	$5.9	$375.0
Comprehensive income:
Net income	—	—	14.2	—	14.2
Foreign currency translation adjustments	—	—	—	9.9	9.9

Total comprehensive income					24.1

Balance at March 31, 2004	0.1	359.4	23.8	15.8	399.1
Comprehensive income:
Net income	—	—	21.6	—	21.6
Foreign currency translation adjustments	—	—	—	2.2	2.2
Additional minimum pension liability, net of $0.3 income tax benefit	—	—	—	(0.4)	(0.4)

Total comprehensive income					23.4
Issuance of common stock	—	2.2	—	—	2.2

Balance at March 31, 2005	0.1	361.6	45.4	17.6	424.7
Comprehensive income:
Net income	—	—	22.9	—	22.9
Foreign currency translation adjustments	—	—	—	(3.3)	(3.3)
Additional minimum pension liability, net of $3.2 income tax benefit	—	—	—	(5.0)	(5.0)

Total comprehensive income					14.6
Issuance of common stock	—	1.2	—	—	1.2
Other common stock activity	—	0.6	—	—	0.6

Balance at March 31, 2006	$0.1	$363.4	$68.3	$9.3	$441.1

See notes to consolidated financial statements.

RBS Global, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In Millions)

	Year ended March 31,
	2004	2005	2006
Operating activities
Net income	$14.2	$21.6	$22.9
Adjustments to reconcile net income to cash provided by (used for) operating activities:
Depreciation	31.5	31.6	43.0
Amortization of intangibles	13.9	13.8	15.7
Amortization of deferred financing fees	3.4	3.6	3.7
Non-cash gain on pension and OPEB curtailment	(6.6)	—	—
Deferred income taxes	2.7	8.8	3.1
(Gain) loss on dispositions of fixed assets	(0.9)	(2.1)	0.4
Noncash restructuring charges	—	—	6.9
Changes in operating assets and liabilities:
Receivables	5.0	(4.6)	(15.1)
Inventories	1.3	9.5	(14.7)
Other assets	(1.6)	(3.6)	(2.1)
Trade payables	12.0	3.8	25.7
Accruals and other	(29.9)	(15.0)	2.4

Cash provided by operating activities	45.0	67.4	91.9
Investing activities
Acquisition of The Falk Corporation, net of cash acquired of $4.9 million	—	—	(301.3)
Acquisition of Rexnord Group	(10.4)	—	—
Expenditures for property, plant and equipment	(22.1)	(25.7)	(37.1)
Proceeds from dispositions of fixed assets	1.8	6.4	2.3

Cash used for investing activities	(30.7)	(19.3)	(336.1)
Financing activities
Proceeds from issuance of long-term debt	—	—	312.0
Repayments on long-term debt	(30.1)	(44.2)	(65.0)
Payment of financing fees	(1.1)	—	(7.6)
Proceeds from issuance of common stock	—	2.2	1.2

Cash provided by (used for) financing activities	(31.2)	(42.0)	240.6
Effect of exchange rate changes on cash	1.5	(1.6)	(0.2)

Increase (decrease) in cash	(15.4)	4.5	(3.8)
Cash at beginning of period	37.2	21.8	26.3

Cash at end of period	$21.8	$26.3	$22.5

See notes to consolidated financial statements.

RBS Global, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
March 31, 2006

1.     Basis of Presentation and Description of Business

The Company

        The accompanying consolidated financial statements include the accounts of RBS Global, Inc. and subsidiaries (collectively, the Company). The Company is a manufacturer of precision motion technology products whose product offerings include gears, couplings, industrial bearings, flattop, special components, industrial chain and aerospace bearings and seals. The products are either incorporated into products sold by original equipment manufacturers or sold to end-users through industrial distributors as aftermarket products.

        The Company was formed by certain affiliates of our equity sponsor, The Carlyle Group, on November 4, 2002 in connection with the acquisition on November 25, 2002 by RBS Acquisition Corporation, our indirect wholly owned subsidiary, from Invensys plc and certain of its affiliates of all of the capital stock of 16 entities that comprised the Rexnord Group of Invensys, or the Predecessor (the Carlyle Acquisition).

Acquisition of The Falk Corporation

        On May 16, 2005, we acquired The Falk Corporation (Falk) from Hamilton Sundstrand, a division of United Technologies Corporation, for $301.3 million ($306.2 million purchase price including transaction related expenses, net of cash acquired of $4.9 million) and the assumption of certain liabilities. We believe the acquisition of Falk, a manufacturer of gears and lubricated couplings, significantly enhanced our position as a leading manufacturer of highly-engineered precision motion technology products. This acquisition was funded by a $312 million term loan obtained through an amendment to our credit agreement (see Note 8).

        The results of Falk's operations have been included in the Company's consolidated financial statements since the acquisition date. The Falk acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to identifiable assets acquired and liabilities assumed based upon their estimated fair values. We are still in the process of strategically assessing our combined business which may give rise to additional purchase accounting liabilities. Accordingly, final adjustments to the purchase price allocation may be required. We expect to finalize the purchase price allocation within one year from the date of the Falk acquisition.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Cash	$4.9
Receivables	38.2
Inventories	51.4
Property, plant and equipment	104.6
Deferred taxes	3.8
Intangible assets	45.5
Goodwill	95.3

Total assets acquired	343.7
Accounts payable	(17.2)
Accrued liabilities	(20.3)

Net assets acquired	$306.2

        The $45.5 million of acquired intangible assets include $29.2 million of tradenames, $8.5 million of customer relationships, $6.6 million of patents and $1.2 million of acquired software. The acquired customer relationships, patents and software are being amortized over their weighted average useful lives (10 years for customer relationships, 6 to 20 years for patents and 2 years for software). The acquired tradenames have an indefinite life and are not being amortized but are tested annually for impairment. All of the acquired Falk goodwill is expected to be deductible for income tax purposes.

        The following table sets forth the pro forma financial information for the Company as if the Falk Acquisition and related issuance of debt had occurred as of the beginning of each respective fiscal year (in millions):

	Fiscal Year Ended
	March 31, 2005	March 31, 2006
Net sales	$1,014.1	$1,106.6
Net income	$13.0	$22.5

2.     Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

        Certain prior year amounts have been reclassified to conform to the fiscal 2006 presentation.

Revenue Recognition

        Net sales are recorded upon transfer of title of product, which occurs upon shipment to the customer. The Company estimates amounts due and records accruals for sales rebates to certain distributors at the time of shipment. Net sales relating to any particular shipment are based upon the amount invoiced for the shipped goods less estimated future rebate payments and sales returns, which are based upon the Company's historical experience. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known. The value of returned goods during the years ended March 31, 2004, 2005 and 2006 was less than 0.5% of net sales. Other than a standard product warranty, there are no post-shipment obligations.

        The Company classifies shipping and handling fees billed to customers as net sales and the corresponding costs are classified as cost of sales in the consolidated statements of income.

Receivables

        Receivables are stated net of allowances for doubtful accounts of $3.2 million at March 31, 2005 and $5.2 million at March 31, 2006. On a regular basis, the Company evaluates its receivables and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and historical write-off experience. Credit is extended to customers based upon an evaluation of their financial position. Generally, advance payment is not required. Credit losses are provided for in the consolidated financial statements and consistently have been within management's expectations.

Inventories

        Inventories are stated at the lower of cost or market. Market is determined based on estimated net realizable values. Cost of certain domestic inventories (approximately 66% and 72% of total inventories at March 31, 2005 and 2006, respectively) was determined by the "last-in, first-out" (LIFO) method. For the remaining domestic and all foreign inventories, cost was determined using the "first-in, first-out" (FIFO) method. If the FIFO inventory valuation method had been used to value all inventories, inventories would have been higher by $1.2 and $1.4 million at March 31, 2005 and 2006, respectively. Inventory valuation reserves (excluding LIFO reserves) totaled $10.6 million at March 31, 2005 and $14.2 million at March 31, 2006. The valuation of inventories includes variable and fixed overhead costs and requires significant management estimates to determine the amount of overhead variances to capitalize into inventories. The Company capitalizes overhead variances into inventories based on estimates of related cost drivers, which are generally either raw material purchases or standard labor. Due to changes in the Company's manufacturing processes, management re-evaluated these estimates in fiscal 2005 to ensure inventories were valued at actual cost. As a result, the Company revised certain of these estimates which increased inventories and reduced cost of sales by $7.0 million in fiscal 2005.

Property, Plant and Equipment

        Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over 13 to 50 years for buildings and improvements, 3 to 13 years for machinery and equipment and 3 to 5 years for hardware and software. Estimated residual values on machinery and equipment are used in computing depreciation expense. Maintenance and repair costs are expensed as incurred.

Goodwill and Intangible Assets

        Intangible assets consist of acquired trademarks and tradenames, a covenant not to compete, customer relationships (including distribution network), patents and acquired software. The customer relationships, patents and acquired software are being amortized using the straight-line method over their estimated useful lives of 10 years, 5 to 20 years and 2 years, respectively. The covenant not to compete is being amortized over 4 years, the contractual period of the covenant. Goodwill, trademarks and tradenames have indefinite lives and are not amortized but are tested annually for impairment using a discounted cash flow analysis.

Deferred Financing Costs

        Other assets at March 31, 2005 and March 31, 2006 include deferred financing costs of $18.7 million and $21.6 million, respectively, net of accumulated amortization of $8.0 million and $11.7 million, respectively. These costs were incurred to obtain long-term financing and are being amortized using the effective interest method over the term of the related debt.

Impairment of Long-Lived Assets

        Long-lived assets, including property, plant and equipment and amortizable intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of the long-lived asset or group of assets to the undiscounted future cash flows expected to be generated by such asset over its remaining useful life. If the long-lived asset or group of assets is considered to be impaired, an impairment charge is recognized for the amount by which the carrying amount of the asset or group of assets exceeds its fair value.

Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Product Warranty

        The Company offers warranties on certain of its products and records an accrual for estimated future claims at the time of sale. Such accruals are based upon historical experience and management's estimate of the level of future claims. The following table presents the Company's product warranty liability activity:

	Year ended March 31,
	2004	2005	2006
Balance at beginning of period	$1.4	$1.1	$0.9
Charged to operations	1.2	1.1	1.4
Acquired obligations	—	—	1.7
Claims settled	(1.5)	(1.3)	(1.3)

Balance at end of period	$1.1	$0.9	$2.7

Accumulated Other Comprehensive Income (Loss)

        At March 31, 2005, accumulated other comprehensive income (loss) consisted of $18.0 million of foreign currency translation adjustments and $(0.4) million of additional minimum pension liability, net of tax. At March 31, 2006, accumulated other comprehensive income (loss) consisted of $14.7 million of foreign currency translation adjustments and $(5.4) million of additional minimum pension liability, net of tax.

Derivative Financial Instruments

        The Company enters into foreign exchange forward contracts to mitigate exposure related to receivables and payables denominated in foreign currencies. These derivative contracts did not qualify as hedges of future cash flows and, accordingly, were adjusted to fair value at March 31, 2005 and 2006, with the gain or loss included in other income (expense) in the consolidated statements of income. For each of the periods presented, the gain or loss recognized on these contracts was not material.

Foreign Currency Translation

        Assets and liabilities of subsidiaries operating outside of the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using exchange rates at the end of the respective period. Revenues and expenses of such entities are translated at average exchange rates in effect during the respective period. Foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss). Currency transaction gains and losses are included in other non-operating income (expense) in the consolidated statements of income and totaled $0.7 million, $(0.8) million and $(0.4) million for the years ended March 31, 2004, 2005 and 2006, respectively.

Advertising Costs

        Advertising costs are charged to selling, general and administrative expenses as incurred and amounted to $3.6 million, $3.6 million and $3.9 million for the years ended March 31, 2004, 2005 and 2006, respectively.

Research and Development Costs

        Research and development costs are charged to selling, general and administrative expenses as incurred and amounted to $5.7 million, $4.4 million and $6.2 million for the years ended March 31, 2004, 2005 and 2006, respectively.

Stock Based Compensation

        The Company has one stock-based employee compensation plan (see Note 10). Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its stock option plan.

        Had compensation cost been determined based upon the fair value at the grant date for awards under the plan based on the provisions of SFAS No. 123, the Company's pro forma net income would have been as follows (in millions):

	Year ended March 31,
	2004	2005	2006
Reported net income	$14.2	$21.6	$22.9
Stock option compensation expense recorded under APB No. 25, net of tax	0.1	0.1	0.4
Stock based employee compensation expense determined under fair value based method, net of tax	(0.9)	(1.0)	(1.2)

Pro forma net income	$13.4	$20.7	$22.1

        The Company determined the fair value of options granted using the minimum value option-pricing model. Fair value under the minimum value option-pricing model was determined using the following weighted-average assumptions for all Company periods presented unless otherwise noted: dividend yield of 0%, expected life of 10 years, and risk-free rate of interest of 3.8% in fiscal 2004, 4.0% in fiscal 2005 and 4.3% in fiscal 2006. The pro forma effects of applying the provisions of SFAS No. 123 are not necessarily representative of the effects on net income in future years.

Significant Customer

        The Company has a customer, an industrial distributor, that accounted for 9.5%, 9.0% and 11.8% of net sales during the years ended March 31, 2004, 2005 and 2006, respectively. Receivables related to this industrial distributor at March 31, 2005 and 2006 were $4.0 million and $10.8 million, respectively.

Fair Value of Financial Instruments

        The carrying amounts of cash, receivables, payables and accrued liabilities approximated fair value at March 31, 2005 and 2006 due to the short-term nature of those instruments. The carrying value of long-term debt approximated fair value based on market interest rates as of March 31, 2005 and 2006.

Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board (FASB) issued the revised SFAS No. 123, Share Based Payment (SFAS 123(R)). SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. Generally, compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the requisite service period, generally as the awards vest. In April 2005, the Securities and Exchange Commission deferred the effective date of SFAS 123(R) such that we are now required to adopt SFAS 123(R) using the prospective transition method of adoption in the first quarter of fiscal 2007. SFAS 123(R) applies to all awards granted after June 30, 2005 and to previously granted unvested awards as of the adoption date. Based on the Company's outstanding unvested stock options at March 31, 2006, management expects to record approximately $2.4 million of stock compensation expense ($1.4 million net of income tax benefits) in the Company's fiscal 2007 consolidated statement of income.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an Amendment of ARB No. 43, Chapter 4 (SFAS 151). SFAS 151 requires that abnormal amounts of idle facility expense, freight handling costs and wasted material (spoilage) be recognized as current period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We are required to adopt SFAS 151 in the first quarter of fiscal 2007. We are evaluating the effect of SFAS 151 on our financial statements and related disclosures, but currently do not expect the effect on inventories and cost of sales to be significant.

3.     Restructuring and Other Similar Costs

        Restructuring and other similar costs are summarized as follows (in millions):

	Year ended March 31,
	2004	2005	2006
Consolidation and integration costs	$—	$—	$16.5
Severance, recruiting and relocation costs	2.6	7.3	7.7

Subtotal	2.6	7.3	24.2
Non-cash fixed asset impairments	—	—	6.9
Excess and obsolete inventory (charged to cost of sales)	—	1.6	0.7

Total restructuring and other similar costs	$2.6	$8.9	$31.8

Consolidation and Integration Costs

        The Company incurred $16.5 million of consolidation and integration costs in fiscal 2006 related to a plan we initiated to restructure certain manufacturing operations. The primary components of this plan included (i) the closure of our Coupling plant in Warren, Pennsylvania, (ii) the closure of our Flattop plant in Puerto Rico, and (iii) Falk integration costs, including the continuation of certain Falk plant consolidation efforts that had been initiated prior to the Falk Acquisition. All of these consolidation and integration actions are substantially complete as of March 31, 2006.

Severance, Recruiting and Relocation Costs

        Severance, recruiting and relocation costs for all periods presented relate to certain headcount reduction and management realignment initiatives. Costs for the year ended March 31, 2004 were primarily for consulting assistance in connection with the implementation of severance programs. Costs for the year ended March 31, 2005 included $4.2 million of severance, $1.9 million of relocation expenses and $1.2 million of recruiting expenses. Costs for the year ended March 31, 2006 included $6.3 million of severance, $0.6 million of relocation expenses and $0.8 million of recruiting expenses.

Non-cash Fixed Asset Impairments

        As part of our plan to restructure certain manufacturing operations, the Company incurred $6.9 million of non-cash fixed asset impairments in fiscal 2006 related primarily to our decision to close our Flattop plant in Puerto Rico and our decision to outsource certain portions of our Industrial Chain manufacturing operations.

Excess and Obsolete Inventory

        In fiscal 2005, the Company recorded a charge of $1.6 million to write-off certain excess and obsolete inventory that was on-hand at the date of the Carlyle Acquisition for which no reserves were established in purchase accounting. The Company recorded a charge of $0.7 million in fiscal 2006 to write-off certain excess and obsolete inventory in connection with plant consolidation and integration activities. These charges are included in cost of sales in the consolidated statements of income.

        An analysis of the restructuring accrual is summarized as follows (in millions):

	March 31,
	2005	2006
Balance at beginning of period	$—	$2.3
Restructuring and other similar costs charged to operations	7.3	24.2
Cash payments	(5.0)	(24.0)

Balance at end of period	$2.3	$2.5

        The restructuring accrual at March 31, 2005, consists of unpaid severance and recruiting costs, all of which were paid out in fiscal 2006. The restructuring accrual at March 31, 2006, consists of expenses incurred but not paid as of our fiscal year-end, including $1.3 million for severance and recruiting costs and $1.2 million for consolidation and integration costs. All of these accrued costs at March 31, 2006 will be paid out in fiscal 2007.

4.     Inventories

        Inventories are summarized as follows (in millions):

	March 31,
	2005	2006
Finished goods	$83.5	$111.6
Work in process	20.4	45.6
Raw materials	25.0	36.1

Inventories at FIFO cost	128.9	193.3
Adjustment to state inventories at LIFO cost	(1.2)	(1.4)

	$127.7	$191.9

        During 2004 and 2005, the LIFO inventory quantities were reduced. As a result, cost of sales includes charges for inventories carried at prior years' LIFO values, which were more than current costs. The effect on the consolidated statements of income from these liquidations of inventories carried at LIFO values was not significant in any of these years.

5.     Property, Plant and Equipment

        Property, plant and equipment is summarized as follows (in millions):

	March 31,
	2005	2006
Land	$10.6	$16.0
Buildings and improvements	60.7	80.1
Machinery and equipment	242.5	319.0
Hardware and software	10.0	16.8

	323.8	431.9
Less accumulated depreciation	59.9	83.0

	$263.9	$348.9

6.     Intangible Assets and Goodwill

        Intangible assets are summarized as follows (in millions):

	March 31, 2005		March 31, 2006
	Carrying Amount	Accumulated Amortization	Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:
Covenant not to compete	$45.0	$(26.2)	$45.0	$(37.5)
Patents	15.6	(3.7)	22.2	(5.8)
Customer relationships (including distribution network)	15.5	(2.4)	24.0	(4.2)
Software	—	—	1.2	(0.5)
Intangible asset not subject to amortization—trademarks and tradenames	67.5	—	96.7	—

	$143.6	$(32.3)	$189.1	$(48.0)

        Goodwill totaled $575.1 million and $670.4 million at March 31, 2005 and 2006, respectively. The increase in goodwill during fiscal 2006 is due entirely to the Falk Acquisition as described in Note 1. Goodwill and certain other intangible assets are no longer amortized but are tested annually for impairment using a discounted cash flow analysis. The test for impairment was conducted in the fourth fiscal quarter of the year ended March 31, 2005 and 2006, and no impairment was found for any reporting unit.

        The Company is expected to recognize amortization expense on the intangible assets subject to amortization of $12.2 million in the fiscal year ending March 31, 2007, $4.1 million in the fiscal year ending March 31, 2008, $3.9 million in the fiscal year ending March 31, 2009, $3.9 million in the fiscal year ending March 31, 2010 and $3.9 million in the fiscal year ending March 31, 2011.

7.     Other Current Liabilities

        Other current liabilities are summarized as follows (in millions):

	March 31,
	2005	2006
Sales rebates	$5.3	$8.5
Severance obligations	2.4	3.2
Taxes, other than income taxes	1.7	4.4
Customer advances	0.3	7.2
Product warranty	0.9	2.6
Other	10.4	12.5

	$21.0	$38.4

8.     Long-Term Debt

        Long-term debt is summarized as follows (in millions):

	March 31,
	2005	2006
Term loans	$275.0	$524.0
Senior subordinated notes	225.0	225.0
Other	6.7	4.7

Total	506.7	753.7
Less current portion	3.3	1.9

Long-term debt	$503.4	$751.8

        On May 16, 2005, the Company amended its existing credit agreement and obtained an additional $312 million term loan to fund the acquisition of Falk (see Note 1). Under the amended Credit Agreement (the "Credit Agreement"), all of the Company's term loans bear interest, at the Company's option, at the following rates per annum: (i) 2.25% plus the Eurodollar Rate, or (ii) 1.00% plus the Base Rate (which is defined as the higher of the Federal funds rate plus 0.5% or the Prime rate). At March 31, 2006, $300 million of term loans bear interest at 6.93%, $208 million bear interest at 6.85%, $12 million bear interest at 7.23% and $4 million bear interest at 8.75%. The Company prepaid $63 million of term loans in fiscal 2006 and has fulfilled all mandatory principal repayments through fiscal 2011. The Credit Agreement contains certain financial covenants, including (i) a minimum consolidated interest coverage ratio of 2.25 to 1.00 through March 31, 2006 and 2.50 to 1.00 through March 31, 2007; (ii) a maximum consolidated leverage ratio of 5.50 to 1.00 through September 30, 2006, and (iii) a maximum annual capital expenditures limit of $50 million. The Company was in compliance with all such debt covenants at March 31, 2005 and 2006. Borrowings under the Credit Agreement are secured by substantially all assets of the Company.

        The Credit Agreement also provides Rexnord Corporation with a $75 million revolving credit facility. There were no borrowings outstanding under the revolving credit facility at March 31, 2005 and 2006; however, $10.8 million and $12.5 million of the facility is considered utilized in connection with outstanding letters of credit as of March 31, 2005 and 2006, respectively.

        At March 31, 2005 and 2006, Rexnord Corporation had $225.0 million of 10.125% senior subordinated notes (the Notes) outstanding with a maturity of December 15, 2012. Interest is payable semi-annually on June 15 and December 15. The Notes are unsecured obligations of Rexnord Corporation and are unconditionally guaranteed, jointly and severally, by RBS Global, Inc. and certain of the domestic subsidiaries of Rexnord Corporation. The Notes are subordinated in right of payment to all existing and future senior indebtedness of the guarantors. There are certain covenants under the terms of the Notes, including those that limit the Company's ability to incur or guarantee additional indebtedness, pay dividends or redeem or repurchase its capital stock, and sell assets.

        At March 31, 2005 and 2006, the Company had additional debt of $6.7 million and $4.7 million, respectively, comprised of borrowings at various foreign subsidiaries.

        Cash interest paid for the years ended March 31, 2004, 2005 and 2006 was $39.9 million, $41.1 million and $53.1 million, respectively.

9.     Leases

        The Company leases manufacturing and warehouse facilities and data processing and other equipment under non-cancelable operating leases which expire at various dates through 2021. Rent expense totaled $5.6 million, $6.0 million and $7.7 million for the years ended March 31, 2004, 2005 and 2006, respectively.

        Future minimum rental payments for operating leases with initial or remaining terms in excess of one year are as follows (in millions):

Year ending March 31:
2007	$7.6
2008	6.9
2009	5.7
2010	4.0
2011	2.8
Thereafter	8.9

$35.9

10.   Stock Options

        The Company has a stock option plan (the Plan) which, as amended, provides for the issuance of 491,264 options at exercise prices equal to the fair value of the Company's common stock on the date of grant. Approximately 48% of the options outstanding at March 31, 2006, become exercisable ratably over the five-year period subsequent to the date of grant. The remaining 52% of the options outstanding at March 31, 2006, vest on the seventh anniversary of the grant, but exercise of such options can be accelerated if certain debt repayments and EBITDA performance measures are met.

        Information relative to stock options is as follows:

	Year Ended March 31, 2004		Year Ended March 31, 2005		Year Ended March 31, 2006
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Number of shares under option:
Outstanding at beginning of year	276,467	$100.00	279,895	$100.00	304,005	$100.00
Granted	21,883	100.00	67,253	100.00	104,568	150.00
Exercised	—	—	(19,427)	100.00	(1,778)	100.00
Canceled	(18,455)	100.00	(23,716)	100.00	(32,280)	100.00

Outstanding at end of year	279,895	$100.00	304,005	$100.00	374,515	$113.96

Exercisable at end of year	46,722	$100.00	79,009	$100.00	148,448	$107.04

        Of the 148,448 options exercisable at March 31, 2006, 127,535 have an exercise price of $100.00 and 20,913 have an exercise price of $150.00.

11.   Retirement Benefits

        The Company sponsors pension and other postretirement benefit plans for certain of their employees. The pension plans cover most of the Company's employees and provide for monthly pension payments to eligible employees upon retirement. Pension benefits for salaried employees generally are based on years of credited service and average earnings. Pension benefits for hourly employees generally are based on specified benefit amounts and years of service. The Company's policy is to fund its pension obligations in conformity with the funding requirements under applicable laws and governmental regulations. Other postretirement benefits consist of a retiree medical plan that covers a portion of employees in the United States that meet certain age and service requirements and other postretirement benefits for employees at certain foreign locations.

        The components of net periodic benefit cost are as follows (in millions):

	Pension Benefits			Other Postretirement Benefits
	Year ended March 31,			Year ended March 31,
	2004	2005	2006	2004	2005	2006
Service cost	$7.3	$3.3	$2.0	$0.8	$0.8	$0.9
Interest cost	13.1	13.4	13.3	3.3	2.6	2.8
Expected return on plan assets	(9.2)	(10.9)	(12.1)	—	—	—
Curtailment gain	(5.6)	—	—	(1.1)	—	—
Amortization:
Prior service cost	—	—	—	—	(0.3)	(0.3)
Net actuarial loss (gain)	—	—	(0.7)	—	0.1	0.8

Net periodic benefit cost	$5.6	$5.8	$2.5	$3.0	$3.2	$4.2

        During the year ended March 31, 2004, the Company made significant modifications to its defined benefit pension plan covering certain U.S. employees by freezing credited service as of March 31, 2004. A new discretionary Company contribution equal to 3% of pay was added to the 401(k) defined contribution plan in fiscal 2005. The changes to the defined benefit plan resulted in a curtailment of the plan under FAS No. 88 "Employers' Accounting for Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". Accordingly, a pretax curtailment gain of $5.6 million was recorded in the third quarter of fiscal 2004. In the fourth quarter of fiscal 2004, the Company eliminated postretirement benefits for certain active employees and recognized a curtailment gain of $1.1 million.

        Benefit obligations, plan assets, funded status and net liability information are summarized as follows (in millions):

	Pension Benefits		Other Postretirement Benefits
	Year ended March 31,		Year ended March 31,
	2005	2006	2005	2006
Benefit obligation at beginning of period	$(224.0)	$(237.5)	$(45.6)	$(50.6)
Service cost	(3.3)	(2.0)	(0.8)	(0.9)
Interest cost	(13.4)	(13.3)	(2.6)	(2.8)
Actuarial losses	(8.2)	(9.8)	(8.8)	(4.0)
Plan amendments	—	—	—	—
Benefits paid	13.3	13.0	10.1	8.9
Curtailment gain	—	—	—	—
Acquisition	—	(3.2)	—	—
Plan participant contributions	—	—	(2.8)	(3.5)
Translation adjustment	(1.9)	3.0	(0.1)	0.2

Benefit obligation at end of period	$(237.5)	$(249.8)	$(50.6)	$(52.7)

Plan assets at beginning of period	$130.0	$141.3	$—	$—
Actual return on plan assets	13.4	9.9	—	—
Contributions	11.2	14.8	10.1	8.9
Benefits paid	(13.3)	(13.0)	(10.1)	(8.9)
Acquisition	—	2.8	—	—

Plan assets at end of period	$141.3	$155.8	$—	$—

Funded status of plans	$(96.2)	$(94.0)	$(50.6)	$(52.7)
Unrecognized prior service cost	—	—	(3.7)	(3.4)
Unrecognized net actuarial losses	5.6	18.2	14.4	17.5
Contributions after measurement date	1.9	2.3	—	—

Net amount recognized	$(88.7)	$(73.5)	$(39.9)	$(38.6)

Recorded in:
Current liabilities	$(13.6)	$(20.8)	$(5.7)	$(5.1)
Long-term liabilities	(75.8)	(61.6)	(34.2)	(33.5)
Accumulated other comprehensive loss	0.7	8.9	—	—

	$(88.7)	$(73.5)	$(39.9)	$(38.6)

        The Company uses an actuarial measurement date of December 31 to measure its pension benefit obligations and March 31 to measure its other postretirement obligations. The following table presents significant assumptions used to determine benefit obligations and net periodic benefit cost (in weighted-average percentages):

	Pension Benefits			Other Postretirement Benefits
	March 31,			March 31,
	2004	2005	2006	2004	2005	2006
Benefit Obligations:
Discount rate	6.07%	5.78%	5.54%	6.25%	6.00%	5.75%
Rate of compensation increase	3.49%	3.31%	3.34%	n/a	n/a	n/a
Net Periodic Benefit Cost:
Discount rate	6.55%	6.07%	5.78%	6.75%	6.25%	6.00%
Rate of compensation increase	3.31%	3.49%	3.31%	n/a	n/a	n/a
Expected return on plan assets	9.00%	8.50%	8.46%	n/a	n/a	n/a

        In evaluating the expected return on plan assets, consideration was given to historical long-term rates of return on plan assets, and input from the Company's pension fund consultant on asset class return expectations, long-term inflation and current market conditions.

        The Company's weighted-average investment allocations as of March 31, 2005 and 2006, are presented in the following table. The Company's defined benefit pension investment policy recognizes the long-term nature of pension liabilities, the benefits of diversification across asset classes and the effects of inflation. The diversified portfolio is designed to maximize investment returns consistent with levels of investment risk that are prudent and reasonable. All assets are managed externally according to guidelines established individually with investment managers and the Company's investment consultant. The manager guidelines prohibit the use of any type of investment derivative without the prior approval of the investment committee. Portfolio risk is controlled by having managers comply with their established guidelines, including establishing the maximum size of any single holding in their portfolios and by using managers with different investment styles. The Company periodically undertakes asset and liability modeling studies to determine the appropriateness of the investments. The portfolio included holding of domestic, international, and private equities, global high quality and high yield fixed income, and short-term interest bearing deposits. No equity securities of the Company are held in the portfolio. The target allocation of 65% equities and 35% fixed income is established by the investment committee of each plan.

	Plan Assets as of March 31,
	2005	2006
Equity securities	70%	70%
Debt securities	29	29
Other	1	1

        The Company expects to contribute approximately $20.8 million during fiscal 2007 to its defined benefit plans and $5.1 million to its other postretirement benefit plans.

        Expected benefit payments to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are as follows (in millions):

Year ending March 31:	Pension Benefits	Other Postretirement Benefits
2007	$13.8	$5.1
2008	14.0	4.8
2009	14.4	4.6
2010	14.6	4.3
2011	14.9	4.3
2012-2016	81.8	19.7

Pension Plans That Are Not Fully Funded

        At March 31, 2005, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of the fair value of plan assets were $235.3 million, $224.9 million and $139.0 million, respectively, and at March 31, 2006 were $247.6 million, $236.8 million and $153.6 million, respectively.

Other Postretirement Benefits

        The Company's domestic retiree medical program provides for prescription drug benefits. On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D). In May 2004, the FASB issued Staff Position No. 106-2 (FSP 106-2), which provides accounting guidance to employers that offer prescription drug benefits under retiree healthcare benefit plans to Medicare eligible retirees. FSP 106-2 requires that the benefit attributable to past service be accounted for as an actuarial gain and the benefit related to current service be reported as a reduction in service cost. The adoption of FSP 106-2 reduced the Company's accumulated postretirement benefit obligation at March 31, 2005 by approximately $2.6 million.

        The other postretirement benefit obligation was determined using an assumed health care cost trend rate of 10% in fiscal 2007 grading down to 5% in fiscal 2012 and thereafter. The discount rate, compensation rate increase and health care cost trend rate assumptions are determined as of the measurement date.

        Assumed health care cost trend rates have a significant effect on amounts reported for the retiree medical plans. A one-percentage point change in assumed health care cost trend rates would have the following effect (in millions):

	One Percentage Point Increase			One Percentage Point Decrease
	Year ended March 31,			Year ended March 31,
	2004	2005	2006	2004	2005	2006
Increase (decrease) in total of service and interest cost components	$0.3	$0.2	$0.2	$(0.3)	$(0.2)	$(0.2)
Increase (decrease) in postretirement benefit obligation	$3.9	$3.0	$3.5	$(3.3)	$(2.6)	$(3.0)

Multi-employer and Government-sponsored Plans

        The Company participates in certain multi-employer and government-sponsored plans for eligible employees. Expense related to these plans was $0.2 million, $0.2 million and $0.2 million for the years ended March 31, 2004, 2005 and 2006, respectively.

Defined Contribution Savings Plans

        The Company sponsors certain defined-contribution savings plans for eligible employees. Expense related to these plans was $0.6 million, $5.9 million and $9.8 million for the years ended March 31, 2004, 2005 and 2006, respectively.

12.   Income Taxes

        The components of the provision for income taxes are as follows (in millions):

	Year ended March 31,
	2004	2005	2006
Current:
United States	$—	$—	$—
Non-United States	5.2	4.2	10.6
State and local	0.8	1.2	2.6

Total current	6.0	5.4	13.2
Deferred:
United States	2.8	6.8	9.9
Non-United States	0.2	—	(1.4)
State and local	(0.3)	2.0	(5.4)

Total deferred	2.7	8.8	3.1

Provision for income taxes	$8.7	$14.2	$16.3

        The provision for income taxes was calculated based upon the following components of income before income taxes (in millions):

	Year ended March 31,
	2004	2005	2006
United States	$18.0	$28.3	$37.0
Non-United States	4.9	7.5	2.2

Income before income taxes	$22.9	$35.8	$39.2

        Deferred income taxes consist of the tax effects of the following temporary differences (in millions):

	March 31,
	2005	2006
Deferred tax assets:
Compensation and retirement benefits	$26.4	$24.7
US federal and state tax operating loss carryforwards	11.9	6.2
Foreign tax credit carryforwards	17.5	23.9
Foreign net operating loss carryforwards	14.1	18.7
Other	0.5	1.4

	70.4	74.9
Valuation allowance	(18.1)	(24.8)

Total deferred tax assets	52.3	50.1
Deferred tax liabilities:
Property, plant and equipment	53.1	48.3
Compensation and retirement benefits	1.0	—
Inventories	12.2	11.0
Intangible assets and goodwill	36.6	38.0
Other	0.9	—

Total deferred tax liabilities	103.8	97.3

Net deferred tax liabilities	$51.5	$47.2

        These deferred tax assets and liabilities are classified in the consolidated balance sheet based on the balance sheet classification of the related assets and liabilities.

        Management believes it is more likely than not that current and long-term deferred tax assets will be realized through the reduction of future taxable income. Significant factors considered by management in this determination include the historical operating results of the Company and the expectation of future earnings, including anticipated reversals of future taxable temporary differences. A valuation allowance was established at March 31, 2005 and 2006 for deferred tax assets related to state net operating loss carryforwards, foreign net operating loss carryforwards and foreign tax credit carryforward for which utilization is uncertain. The carryforward period for the foreign tax credit is ten years. The carryforward period for the state net operating losses is fifteen years. Certain foreign net operating loss carryforwards are subject to a five year expiration period, and the carryforward period for the remaining foreign net operating losses is indefinite.

        The provision for income taxes differs from the United States statutory income tax rate due to the following item (in millions):

	Year ended March 31,
	2004	2005	2006
Provision for income taxes at U.S. statutory income tax rate	$8.0	$12.5	$13.7
State and local income taxes, net of federal benefit	0.6	2.1	(1.8)
Net effects of foreign tax rates and credits	0.4	(1.6)	2.8
Foreign net operating losses for which tax benefit was not provided	—	1.4	1.8
Other	(0.3)	(0.2)	(0.2)

Provision for income taxes	$8.7	$14.2	$16.3

        No provision has been made for United States income taxes related to approximately $12.7 million of undistributed earnings of foreign subsidiaries considered to be permanently reinvested. It is not practicable to determine the income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

        The Company's United States federal income tax return for fiscal 2002 is currently under examination. Management believes adequate provision for income taxes payable of the Company has been made for all fiscal years through 2006. In connection with the sale of the Predecessor (see Note 1), Invensys has indemnified the Company against all income tax obligations existing prior to the closing date, November 25, 2002.

        Cash paid for income taxes to governmental tax authorities during the years ended March 31, 2004, 2005 and 2006, respectively, was $7.4 million, $7.1 million and $10.5 million, respectively.

13.   Related Party Transactions

        RBS Global, Inc. has a management services agreement with TC Group, L.L.C., (The Carlyle Group) for advisory and consulting services related to corporate management, finance, product strategy, investment, acquisitions and other matters relating to the business of the Company. Under the terms of the agreement, the Company paid $2.0 million per year plus out of pocket expenses during fiscal 2004, 2005 and 2006. This agreement will remain in effect until such time as The Carlyle Group or its affiliates collectively own less than 10% of the equity interest of the Company, or such earlier time as the Company and The Carlyle Group may mutually agree.

        The Company paid a total of $5.2 million in May 2005 to The Carlyle Group and an entity controlled by the chairman of the Company's Board of Directors for investment banking and other transaction related services as part of the Falk Acquisition. These payments have been accounted for as transaction-related expenses and included in the total cost of the Falk Acquisition as discussed in Note 1.

        During the year ended March 31, 2006, the Company expensed approximately $1.5 million of consulting services provided by an entity that is controlled by certain minority shareholders of the Company.

14.   Commitments and Contingencies

        The Company is involved in various unresolved legal actions, administrative proceedings, and claims in the ordinary course of its business involving, among other things, product liability, commercial, employment, workers' compensation, intellectual property claims and environmental matters. The Company establishes reserves in a manner that is consistent with accounting principles generally accepted in the United States for costs associated with such matters when its liability is probable and those costs are capable of being reasonably estimated. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, management believes the eventual outcome of these unresolved legal actions either individually, or in the aggregate, will not have a material effect on the financial position, results of operations or cash flows of the Company.

        In connection with the Carlyle Acquisition, Invensys has provided the Company with indemnification against certain contingent liabilities, including certain preclosing environmental liabilities. The Company believes that, pursuant to such indemnity obligations, Invensys is obligated to defend and indemnify us with respect to the matters described below relating to the Ellsworth Industrial Park Site and to various asbestos claims. The indemnity obligations relating to environmental matters at the Ellsworth Industrial Park Site and various asbestos claims are not subject to any time limitations and are subject to an overall dollar cap equal to the purchase price, which is an amount in excess of $900 million. The following paragraphs summarize noteworthy actions and proceedings:

  •
  In 2002, the Company was named as a potentially responsible party, or PRP, together with at least ten other companies, at the Ellsworth Industrial Park Site, Downers Grove, DuPage County, Illinois (the Site), by the United States Environmental Protection Agency, or USEPA, and the Illinois Environmental Protection Agency, or IEPA. The Company's Downers Grove property is situated within the Ellsworth Industrial Complex. The USEPA and IEPA allege there has been one or more releases or threatened releases of chlorinated solvents and other hazardous substances, pollutants or contaminants, allegedly including but not limited to a release or threatened release on or from the Company's property, at the Site. The relief sought by the USEPA and IEPA includes further investigation and potential remediation of the Site. In support of the USEPA and IEPA, the Illinois Attorney General filed in July 2004 a lawsuit (State of Illinois v. Precision et al.) in the Circuit Court of DuPage County, Illinois against us and the other PRP companies seeking an injunction, the provision of potable water to approximately 800 homes, further investigation of the alleged contamination, reimbursement of certain costs incurred by the state and assessment of a monetary penalty. In August 2003, several PRPs, including the Company, entered into an Administrative Order by Consent, or AOC, with the USEPA, IEPA and State of Illinois et al. that required the PRPs to provide $4.275 million to fund the hook-up of about 800 homes to municipal water and provided for continuing investigation of the Site. The Company agreed to provide $306,500 of that fund under an interim allocation. The AOC is expected to resolve a significant portion of the State of Illinois lawsuit. Subsequently, the Company was notified by the USEPA that the Site investigation is expanding. Our future costs related to the site, including for investigation and/or remediation, could be significant. The Company is also a defendant in three pending lawsuits alleging property damage or personal injury (although the complaints do not specify any dollar amounts) stemming from contamination that allegedly, in whole or in part, originated from the Site: Muniz et al v. Rexnord Corporation et al. is a class action filed in April 2004 and currently pending in the United States District Court for the Northern District of Illinois. The plaintiffs seek reimbursement for the costs they claim to have incurred and will incur in connection with the alleged contamination and compensatory and punitive damages for their alleged injuries. No specific dollar amount is claimed. Jana Bendik v. Precision Brand Products et al. v. Rexnord Corporation et al. was filed in April 2004 by an individual plaintiff in the Circuit Court of Cook County, Illinois. The plaintiff seeks monetary relief for alleged personal injury. No specific amount is claimed. Kevin Pote, et al. v. Ames Supply Co. et al.. was filed in December 2004 by an individual plaintiff in the Circuit Court of Cook County, Illinois. The complaint seeks compensatory and punitive damages recoverable under the Illinois Wrongful Death and Survival Statute and the costs of the suit. No specific amount is claimed. The ultimate outcome of the Ellsworth investigation and related litigation cannot presently be determined; however, management believes we have meritorious defenses to the suits. Pursuant to its indemnity obligation, Invensys is defending the Company in these matters and has paid 100% of the related costs to date. To provide additional protection, the Company has sued, but has also been sued by, its insurance companies over coverage for these matters.

  •
  The Company has been named as a defendant in over 560 lawsuits (with approximately 8,350 claimants) pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain brakes and clutches previously manufactured by the Company's Stearns division. Similarly, the Company's Prager subsidiary has been named as a defendant in two pending multi-defendant lawsuits relating to alleged personal injuries due to the alleged presence of asbestos in a product allegedly manufactured by Prager. There are approximately 3,600 claimants in the Prager lawsuits. The ultimate outcome of these lawsuits cannot presently be determined. The Company believes that it also has insurance coverage for its legal defense costs related to the Prager lawsuits and has indemnity coverage by Invensys for both the Stearns and Prager lawsuits. Further, the Company believes that it has additional indemnity coverage on the Stearns lawsuits from FMC Corporation, the prior owner of the Stearns business.

  •
  The Company was a defendant and cross-defendant in a case entitled Odeco Drilling Inc., et al. v. Baroid Equipment, Inc., filed in October 1992 in state court in Harris County, Texas. On February 26, 2002, the court entered a final judgment in favor of Baroid Equipment, Inc. and Varco Shaffer Co. (Defendants/Cross-Plaintiffs) against the Company in the amount of approximately $2.3 million, plus pre-judgment interest of 10% beginning October 16, 1992. The judgment provides for a further award of attorneys' fees to the Defendants/Cross-Plaintiffs in the event of appeals. On October 13, 2005, the Court of Appeals reversed the award to Odeco against Shaffer and reversed the award to Shaffer from Rexnord. Odeco filed for a rehearing and the request was denied on February 2, 2006. The parties have petitioned the Texas Supreme Court for review of the appellate court decision. The Company is indemnified against any loss by two separate parties in connection with this matter. Accordingly, the Company has recorded a liability at March 31, 2006 in the amount of the judgment plus accrued interest totaling $8.3 million and a corresponding receivable in the same amount. Both the liability and corresponding receivable are classified as a noncurrent liability and asset, respectively, in the consolidated balance sheet at March 31, 2006.

        In connection with the Falk Acquisition, Hamilton Sundstrand has, subject to various terms and conditions, including certain caps and limitations, provided the Company with indemnification against certain contingent liabilities, including coverage for certain preclosing environmental liabilities. The Company believes that, pursuant to such indemnity obligations, Hamilton Sundstrand is obligated to defend and indemnify us with respect to the asbestos claims described below, and that, with respect to these claims, such indemnity obligations are not subject to any time or dollar limitations. The following paragraph summarizes noteworthy actions and proceedings for which Hamilton Sundstrand has accepted responsibility:

  •
  Falk is a defendant in over one hundred lawsuits pending in state or federal court in numerous jurisdictions relating to alleged personal injuries due to the alleged presence of asbestos in certain clutches and drives previously manufactured by Falk. There is a total of approximately 9,142 claimants in these suits. The ultimate outcome of these lawsuits cannot presently be determined. Hamilton Sundstrand is defending Falk in these lawsuits pursuant to its indemnity obligations and has paid 100% of the costs to date.

        In addition to the foregoing litigation, Falk is a defendant in other lawsuits. As with the matters described above, it is not possible to predict with certainty the outcome of these unresolved legal actions. However, based upon current information management believes the eventual outcome of these unresolved legal actions will not have a material adverse effect on the financial position, results of operations or cash flows of the Company. The following paragraph summarizes the noteworthy action in which Falk is a defendant:

        Kimberly St. Cin, Individually and as surviving spouse of Robert St. Cin, decedent v. The Falk Corporation, et al., filed in January 2004 in the Circuit Court of Cape Girardeau County, Missouri. The suit was filed against Falk and several other defendants for wrongful death involving an elevator bucket loader. The claim amount is for $9 million in damages including loss of income, loss of consortium, funeral and burial expenses and pain and suffering, as well as punitive damages and pre- and post-judgment interest. The drive and backstop were allegedly manufactured by Falk.

15.   Business Segment Information

        The Company operates in a single business segment—precision motion technology products. Net sales to third parties and long-lived assets by geographic region are as follows (in millions):

	Net Sales to Third Parties			Long-Lived Assets
	Year ended March 31,			Year ended March 31,
	2004	2005	2006	2005	2006
United States	$439.1	$528.9	$771.3	$704.1	$905.8
Europe	201.6	201.2	202.7	239.3	240.1
Rest of the world	72.1	80.9	107.4	6.9	14.5

	$712.8	$811.0	$1,081.4	$950.3	$1,160.4

        Net sales to third parties are attributed to the geographic regions based on the country in which the shipment originates. Amounts attributed to the geographic regions for long-lived assets are based on the location of the entity that holds such assets.

16.   Guarantor Subsidiaries

        The following schedules present condensed consolidating/combining financial information at March 31, 2005 and 2006, and for the years ended March 31, 2004, 2005 and 2006, for: (a) RBS Global, Inc., the Parent Company; (b) Rexnord Corporation, the Issuer, which is wholly-owned by the Parent; (c) on a combined basis, the domestic subsidiaries of the Company, all of which are wholly-owned by the Parent (Guarantor Subsidiaries); and (d) on a combined basis, the foreign subsidiaries of the Company (non-Guarantor Subsidiaries). Separate financial statements of the Guarantor Subsidiaries are not presented because their guarantees of the senior subordinated notes are full and unconditional and joint and several, and the Company believes separate financial statements and other disclosures regarding the Guarantor Subsidiaries are not material to investors. The Guarantor Subsidiaries guarantee the senior subordinated notes issued in connection with the acquisition of the Company by The Carlyle Group.

        The restricted assets of the consolidated subsidiaries of RBS Global, Inc., a holding company (the Parent Company), exceeds 25 percent of consolidated net assets at March 31, 2005 and 2006. The following schedules present the condensed financial information of the Parent Company in accordance with Rule 5-04 of Regulation S-X. With the exception of the Parent Company's guarantee of the senior subordinated notes, the Parent Company does not have any guarantees, material contingencies or long-term obligations.

Condensed Consolidating Balance Sheet
March 31, 2005
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$—	$15.9	$10.4	$—	$26.3
Receivables, net	—	—	65.0	62.7	—	127.7
Inventories	—	—	81.6	46.1	—	127.7
Other current assets	—	—	11.3	6.8	—	18.1

Total current assets	—	—	173.8	126.0	—	299.8
Receivable from (payable to) affiliates	—	79.7	36.3	(116.0)	—	—
Property, plant and equipment, net	—	—	194.8	69.1	—	263.9
Intangible assets, net	—	—	103.5	7.8	—	111.3
Goodwill	—	8.1	392.8	174.2	—	575.1
Investment in:
Guarantor subsidiaries	425.7	940.9	—	—	(1,366.6)	—
Non-guarantor subsidiaries	—	—	115.0	—	(115.0)	—
Other assets	—	18.8	7.6	0.9	—	27.3

Total assets	$425.7	$1,047.5	$1,023.8	$262.0	$(1,481.6)	$1,277.4

Liabilities and stockholders' equity
Current liabilities:
Current portion of long-term debt	$—	$—	$(0.1)	$3.4	$—	$3.3
Trade payables	—	—	43.8	34.5	—	78.3
Income taxes payable	(0.7)	(13.5)	14.3	3.6	—	3.7
Deferred income taxes	—	—	9.8	3.0	—	12.8
Compensation and benefits	—	—	21.9	10.7	—	32.6
Current portion of pension obligations	—	—	11.0	2.6	—	13.6
Current portion of postretirement obligations	—	—	5.7	—	—	5.7
Interest payable	—	9.7	—	0.2	—	9.9
Other current liabilities	—	—	15.1	5.9	—	21.0

Total current liabilities	(0.7)	(3.8)	121.5	63.9	—	180.9
Long-term debt	—	500.0	0.9	2.5	—	503.4
Note payable to (receivable from) affiliates, net	1.7	125.0	(165.5)	38.8	—	—
Pension obligations	—	—	38.8	37.0	—	75.8
Postretirement benefit obligations	—	—	32.1	2.1	—	34.2
Deferred income taxes	—	0.6	35.6	2.5	—	38.7
Other liabilities	—	—	19.5	0.2	—	19.7

Total liabilities	1.0	621.8	82.9	147.0	—	852.7
Commitments and contingent liabilities
Stockholders' equity	424.7	425.7	940.9	115.0	(1,481.6)	424.7

Total liabilities and stockholders' equity	$425.7	$1,047.5	$1,023.8	$262.0	$(1,481.6)	$1,277.4

Condensed Consolidating Balance Sheet
March 31, 2006
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash	$—	$—	$13.3	$9.2	$—	$22.5
Receivables, net	—	—	115.4	62.0	—	177.4
Inventories	—	—	140.9	51.0	—	191.9
Other current assets	—	—	10.8	11.4	—	22.2

Total current assets	—	—	280.4	133.6	—	414.0
Receivable from (payable to) affiliates	—	86.8	28.8	(115.6)	—	—
Property, plant and equipment, net	—	—	280.2	68.7	—	348.9
Intangible assets, net	—	—	132.7	8.4	—	141.1
Goodwill	—	28.1	465.0	177.3	—	670.4
Investment in:
Guarantor subsidiaries	442.1	739.4	—	—	(1,181.5)	—
Non-guarantor subsidiaries	—	—	137.5	—	(137.5)	—
Other assets	—	21.6	9.9	2.2	—	33.7

Total assets	$442.1	$875.9	$1,334.5	$274.6	$(1,319.0)	$1,608.1

Liabilities and stockholders' equity
Current liabilities:
Current portion of long-term debt	$—	$—	$0.1	$1.8	$—	$1.9
Trade payables	—	—	81.8	37.5	—	119.3
Income taxes payable	(1.3)	(11.3)	13.8	2.7	—	3.9
Deferred income taxes	(0.4)	—	7.9	(0.5)	—	7.0
Compensation and benefits	—	—	32.5	12.4	—	44.9
Current portion of pension obligations	—	—	20.8	—	—	20.8
Current portion of postretirement obligations	—	—	5.1	—	—	5.1
Interest payable	—	13.3	—	0.2	—	13.5
Other current liabilities	—	(0.1)	29.0	9.5	—	38.4

Total current liabilities	(1.7)	1.9	191.0	63.6	—	254.8
Long-term debt	—	749.0	0.7	2.1	—	751.8
Note payable to (receivable from) affiliates, net	2.7	(317.1)	294.2	20.2	—	—
Pension obligations	—	—	23.5	38.1	—	61.6
Postretirement benefit obligations	—	—	31.1	2.4	—	33.5
Deferred income taxes	—	—	36.0	4.2	—	40.2
Other liabilities	—	—	18.6	6.5	—	25.1

Total liabilities	1.0	433.8	595.1	137.1	—	1,167.0
Commitments and contingent liabilities
Stockholders' equity	441.1	442.1	739.4	137.5	(1,319.0)	441.1

Total liabilities and stockholders' equity	$442.1	$875.9	$1,334.5	$274.6	$(1,319.0)	$1,608.1

Condensed Consolidating Statement of Income
Fiscal Year Ended March 31, 2004
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$491.3	$265.8	$(44.3)	$712.8
Cost of sales	—	—	336.2	193.5	(44.3)	485.4

Gross profit	—	—	155.1	72.3	—	227.4
Selling, general and administrative expenses	0.2	0.1	93.3	54.5	—	148.1
Restructuring and other similar costs	—	—	0.5	2.1	—	2.6
Curtailment gain	—	—	(6.6)	—	—	(6.6)
Amortization of intangible assets	—	—	13.7	0.2	—	13.9

Income (loss) from operations	(0.2)	(0.1)	54.2	15.5	—	69.4
Nonoperating income (expense):
Interest expense:
To third parties	—	(44.3)	—	(1.1)	—	(45.4)
To affiliates	—	8.7	2.6	(11.3)	—	—
Other, net	(2.0)	(0.1)	(0.8)	1.8	—	(1.1)

Income (loss) before income taxes	(2.2)	(35.8)	56.0	4.9	—	22.9
Provision for income taxes	(0.7)	(13.0)	18.9	3.5	—	8.7

Income (loss) before equity in earnings of subsidiaries	(1.5)	(22.8)	37.1	1.4	—	14.2
Equity in earnings of subsidiaries	15.7	38.5	1.4	—	(55.6)	—

Net income	$14.2	$15.7	$38.5	$1.4	$(55.6)	$14.2

Condensed Consolidating Statement of Income
Fiscal Year Ended March 31, 2005
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$571.1	$290.1	$(50.2)	$811.0
Cost of sales	—	—	389.5	216.5	(50.2)	555.8

Gross profit	—	—	181.6	73.6	—	255.2
Selling, general and administrative expenses	0.2	0.1	98.5	54.8	—	153.6
Restructuring and other similar costs	—	—	5.2	2.1	—	7.3
Amortization of intangible assets	—	—	13.6	0.2	—	13.8

Income (loss) from operations	(0.2)	(0.1)	64.3	16.5	—	80.5
Nonoperating income (expense):
Interest expense:
To third parties	—	(42.3)	(0.1)	(1.6)	—	(44.0)
To affiliates	—	7.1	2.6	(9.7)	—	—
Other, net	(2.0)	—	(1.0)	2.3	—	(0.7)

Income (loss) before income taxes	(2.2)	(35.3)	65.8	7.5	—	35.8
Provisions for income taxes	(0.7)	(13.3)	24.0	4.2	—	14.2

Income (loss) before equity in earnings of subsidiaries	(1.5)	(22.0)	41.8	3.3	—	21.6
Equity in earnings of subsidiaries	23.1	45.1	3.3	—	(71.5)	—

Net income	$21.6	$23.1	$45.1	$3.3	$(71.5)	$21.6

Condensed Consolidating Statement of Income
Fiscal Year Ended March 31, 2006
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$818.4	$316.6	$(53.6)	$1,081.4
Cost of sales	—	—	563.2	232.7	(53.6)	742.3

Gross profit	—	—	255.2	83.9	—	339.1
Selling, general and administrative expenses	0.7	0.1	131.6	55.4	—	187.8
Restructuring and other similar costs	—	—	23.6	7.5	—	31.1
Amortization of intangible assets	—	—	15.6	0.1	—	15.7

Income (loss) from operations	(0.7)	(0.1)	84.4	20.9	—	104.5
Nonoperating income (expense):
Interest expense:
To third parties	—	(60.1)	(0.4)	(1.0)	—	(61.5)
To affiliates	—	20.2	(11.5)	(8.7)	—	—
Other, net	(2.0)	5.8	1.4	(9.0)	—	(3.8)

Income (loss) before income taxes	(2.7)	(34.2)	73.9	2.2	—	39.2
Provisions for income taxes	(0.9)	(7.5)	15.5	9.2	—	16.3

Income (loss) before equity in earnings of subsidiaries	(1.8)	(26.7)	58.4	(7.0)	—	22.9
Equity in earnings of subsidiaries	24.7	51.4	(7.0)	—	(69.1)	—

Net income (loss)	$22.9	$24.7	$51.4	$(7.0)	$(69.1)	$22.9

Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended March 31, 2004
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income	$14.2	$15.7	$38.5	$1.4	$(55.6)	$14.2
Noncash adjustments	(15.7)	(34.9)	32.0	7.0	55.6	44.0
Changes in operating assets and liabilities	1.5	50.3	(58.6)	(6.4)	—	(13.2)

Cash provided by operating activities	—	31.1	11.9	2.0	—	45.0
Investing activities
Expenditures for property, plant and equipment	—	—	(14.5)	(7.6)	—	(22.1)
Proceeds from dispositions of fixed assets	—	—	1.8	—	—	1.8
Acquisition of the Rexnord Group	—	—	(10.4)	—	—	(10.4)

Cash used for investing activities	—	—	(23.1)	(7.6)	—	(30.7)
Financing activities
Repayments of long-term debt	—	(30.0)	(0.1)	—	—	(30.1)
Payment of financing fees	—	(1.1)	—	—	—	(1.1)

Cash used for financing activities	—	(31.1)	(0.1)	—	—	(31.2)
Effect of exchange rate changes on cash	—	—	—	1.5	—	1.5

Decrease in cash	—	—	(11.3)	(4.1)	—	(15.4)
Cash at beginning of period	—	—	20.4	16.8	—	37.2

Cash at end of period	$—	$—	$9.1	$12.7	$—	$21.8

Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended March 31, 2005
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income	$21.6	$23.1	$45.1	$3.3	$(71.5)	$21.6
Noncash adjustments	(23.1)	(41.3)	39.3	9.3	71.5	55.7
Changes in operating assets and liabilities:	(0.7)	63.2	(63.4)	(9.0)	—	(9.9)

Cash provided by (used for) operating activities	(2.2)	45.0	21.0	3.6	—	67.4
Investing activities
Expenditures for property, plant and equipment	—	—	(19.3)	(6.4)	—	(25.7)
Proceeds from dispositions of fixed assets	—	—	5.4	1.0	—	6.4

Cash used for investing activities	—	—	(13.9)	(5.4)	—	(19.3)
Financing activities
Borrowings (repayments) of long-term debt	—	(45.0)	(0.3)	1.1	—	(44.2)
Proceeds from exercise of stock options	2.0	—	—	—	—	2.0
Other common stock activity	0.2	—	—	—	—	0.2

Cash provided by (used for) financing activities	2.2	(45.0)	(0.3)	1.1	—	(42.0)
Effect of exchange rate changes on cash	—	—	—	(1.6)	—	(1.6)

Increase (decrease) in cash	—	—	6.8	(2.3)	—	4.5
Cash at beginning of period	—	—	9.1	12.7	—	21.8

Cash at end of period	$—	$—	$15.9	$10.4	$—	$26.3

Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended March 31, 2006
(in millions)

	Parent	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income	$22.9	$24.7	$51.4	$(7.0)	$(69.1)	$22.9
Noncash adjustments	(25.1)	(48.3)	65.3	11.8	69.1	72.8
Changes in operating assets and liabilities:	1.0	83.5	(91.3)	3.0	—	(3.8)

Cash provided by (used for) operating activities	(1.2)	59.9	25.4	7.8	—	91.9
Investing activities
Acquisition of Falk, net of cash acquired	—	(301.3)	—	—	—	(301.3)
Expenditures for property, plant and equipment	—	—	(28.9)	(8.2)	—	(37.1)
Proceeds from dispositions of fixed assets	—	—	0.9	1.4	—	2.3

Cash used for investing activities	—	(301.3)	(28.0)	(6.8)	—	(336.1)
Financing activities
Proceeds from issuance of long-term debt	—	312.0	—	—	—	312.0
Repayments of long-term debt	—	(63.0)	—	(2.0)	—	(65.0)
Payment of financing fees	—	(7.6)	—	—	—	(7.6)
Proceeds from issuance of common stock	1.2	—	—	—	—	1.2

Cash provided by (used for) financing activities	1.2	241.4	—	(2.0)	—	240.6
Effect of exchange rate changes on cash	—	—	—	(0.2)	—	(0.2)

Increase (decrease) in cash	—	—	(2.6)	(1.2)	—	(3.8)
Cash at beginning of period	—	—	15.9	10.4	—	26.3

Cash at end of period	$—	$—	$13.3	$9.2	$—	$22.5

17.   Quarterly Results of Operations (Unaudited) (in millions)

Fiscal Year 2005:	First	Second	Third	Fourth		Total
Net sales	$188.8	$199.3	$199.7	$223.2		$811.0
Gross profit	61.1	61.7	55.2	77.2	(1)	255.2
Net income	5.0	5.2	0.3	11.1		21.6
Fiscal Year 2006:	First	Second	Third	Fourth	Total
Net sales	$239.9	$273.3	$264.5	$303.7	$1,081.4
Gross profit	71.3	86.8	82.0	99.0	339.1
Net income	4.9	7.7	0.6	9.7	22.9

(1)
Includes a $7.0 million benefit due to a change in certain estimates related to the capitalization of overhead variances.

              Through and including                        , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

         Shares

RBS Global, Inc.

Common Stock

P R O S P E C T U S

Merrill Lynch & Co.

Credit Suisse

                        , 2006

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

              Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee	$42,800
NASD filing fee	40,500
National Market listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	$*

*
To be completed by amendment.

Item 14. Indemnification of Directors and Officers

              RBS Global is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

              Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

              Our amended and restated by-laws provides for indemnification of the officers and directors to the full extent permitted by applicable law.

              The Underwriting Agreement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities

              At various times during the course of fiscal year 2005, directors, employees and consultants of RBS Global, Inc., Rexnord Corporation and its subsidiaries exercised options to purchase an aggregate of 19,427 shares of RBS Global, Inc. Common Stock (RBS Common Stock) at a price of $100.00 per share, for total consideration of $1,942,700. The shares were sold pursuant to exemptions available under the Securities Act of 1933, as amended (the "Securities Act"), including Rule 701 promulgated thereunder. All options were exercised at the discretion of the option holder after they had become fully vested, in accordance with the terms of the respective option grant.

              On May 13, 2005, an affiliate of the majority stockholder purchased 334 shares of stock at a price of $150 per share for a total consideration of $50,100. The shares were sold pursuant to exemptions available under the Securities Act, including Regulation D.

              From May 13, 2005 to June 1, 2005, participants in the RBS Global, Inc. Stock Purchase Plan purchased an aggregate of 6,269 shares of RBS Common Stock at a price of $150 per share, for aggregate consideration of $940,350. Eligible participants in the Plan are employees, directors and consultants of RBS Global, Inc., Rexnord Corporation and its subsidiaries. The shares were sold pursuant to exemptions available under the Securities Act, including Rule 701 promulgated thereunder.

              On November 28, 2005, a consultant of RBS Global, Inc., Rexnord Corporation and its subsidiaries exercised options to purchase 1,778 shares of RBS Global, Inc. Common Stock at a price of $100.00 per share, for total consideration of $177,800. The shares were sold pursuant to exemptions available under the Securities Act of 1933, as amended, including Rule 701 promulgated thereunder. All options were exercised at the discretion of the option holder after they had become fully vested, in accordance with the terms of the respective option grant.

Item 16. Exhibits and Financial Statement Schedules

              (a) Exhibits

Exhibit No.		Description of Exhibit
1.1	*	Form of Purchase Agreement.
2.1	(1)	Stock Purchase Agreement dated as of September 27, 2002, by and among RBS Acquisition Corporation, Invensys plc, BTR Inc., BTR (European Holdings) BV, BTR Industries GmbH, Dunlop Vermögensverwaltungsgesellschaft GmbH, Brook Hansen Inc., Invensys France SAS, Invensys Holdings Ltd., Hansen Transmissions International Ltd., Hawker Siddeley Management Ltd. and BTR Finance BV. The Registrants agree to furnish supplementally a copy of the schedules omitted from this Exhibit 2.1 to the Commission upon request.
2.2	(4)	Stock Purchase Agreement dated as of April 5, 2005, by and among Rexnord Corporation, Hamilton Sundstrand Corporation and The Falk Corporation.
3.1	(1)	Certificate of Incorporation of Rexnord Corporation, filed September 26, 2002.
3.2	(1)	Amended and Restated Certificate of Incorporation of Rexnord Industries, Inc., filed October 28, 1992.
3.3	(1)	Certificate of Incorporation of PT Components Inc., filed August 25, 1981.
3.4	(1)	Certificate of Incorporation of RBS Acquisition Corporation, filed September 26, 2002.
3.5	(1)	Certificate of Incorporation of Rexnord Germany-1 Inc., filed February 24, 1987.
3.6	(1)	Certificate of Incorporation of Rexnord International Inc., filed November 12, 1964.
3.7	(1)	Certificate of Incorporation of Winfred Berg Licensco Inc., filed December 5, 1988.
3.8	(1)	Certificate of Incorporation of W.M. Berg Inc., filed August 11, 1980.
3.9	(1)	Certificate of Incorporation of RAC-I, Inc., filed November 12, 2002.
3.10	(1)	Certificate of Incorporation of RBS North America, Inc., filed November 4, 2002.

3.11	(1)	Restatement of Articles of Incorporation of Prager Incorporated, filed July 6, 1989.
3.12	(1)	Amended and Restated Articles of Incorporation of Addax Inc., filed August 18, 1987.
3.13	(1)	Certificate of Consolidation of Belson Corporation and the Highfield Mfg. Company into Clarkson Industries, Inc., filed December 1, 1967.
3.14	(1)	Articles of Incorporation of Rexnord Ltd., filed September 3, 1970.
3.15	(1)	Articles of Incorporation of Rexnord Puerto Rico Inc., filed June 14, 1978.
3.16	(1)	Articles of Incorporation of Betzdorf Chain Company Inc., filed February 21, 1980.
3.17	(1)	Restated Certificate of Incorporation of RBS Global, Inc., filed November 19, 2002.
3.18	(1)	Certificate of Formation of RBS China Holdings, L.L.C., dated October 21, 2002.
3.19	(1)	By-laws of Rexnord Corporation.
3.20	(1)	Amended and Restated By-laws of Rexnord Industries, Inc.
3.21	(5)	Amended and Restated By-Laws of PT Components Inc.
3.22	(1)	By-Laws of RBS Acquisition Corporation.
3.23	(5)	Amended and Restated By-Laws of Rexnord Germany-1 Inc.
3.24	(5)	Amended and Restated By-Laws of Rexnord International Inc.
3.25	(5)	Amended and Restated By-Laws of Winfred Berg Licensco Inc.
3.26	(5)	Amended and Restated By-Laws of W.M. Berg Inc.
3.27	(5)	Amended and Restated By-Laws of RAC-I, Inc.
3.28	(1)	By-Laws of RBS North America, Inc.
3.29	(5)	Amended and Restated By-Laws of Prager Incorporated.
3.30	(5)	Amended and Restated By-Laws of Addax Inc.
3.31	(5)	Amended and Restated By-Laws of Clarkson Industries, Inc.
3.32	(5)	Amended and Restated By-Laws of Rexnord Ltd.
3.33	(5)	Amended and Restated By-Laws of Rexnord Puerto Rico Inc.
3.34	(5)	Amended and Restated By-Laws of Betzdorf Chain Company Inc.
3.35	(1)	By-Laws of RBS Global, Inc.
3.36	(1)	Limited Liability Company Agreement of RBS China Holdings, L.L.C.
3.37	(5)	By-Laws of Prager Service, Inc.
3.38	(6)	Certificate of Incorporation of The Falk Corporation dated December 3, 1968
3.39	(6)	Certificate of Incorporation of The Falk Service Corporation dated August 12, 1985
3.40	(6)	Amended and Restated By-Laws of The Falk Corporation dated June 30, 2004
3.41	(6)	Amended and Restated By-Laws of The Falk Service Corporation dated June 30, 2004
4.1	(1)	Senior Subordinated Note Indenture with respect to the 10 1/8% Senior Subordinated Notes due 2012, between Rexnord Corporation, Wells Fargo Bank Minnesota, National Association, as trustee, and the Guarantors listed on the signature pages thereto, dated November 25, 2002.
4.2	(1)	Form of 10 1/8% Senior Subordinated Notes due 2012 (included in exhibit 4.1).
10.1	(5)	Amended and Restated Credit Agreement, dated as of May 16, 2005, by and among RBS Global, Inc., Rexnord Corporation, various lenders, Deutsche Bank Trust Company Americas, as administrative agent, General Electric Capital Corporation and Wachovia Bank, National Association as co-documentation agents, and Deutsche Bank Securities Inc. and Credit Suisse First Boston, as joint lead arrangers and joint book runners.
5.1	*	Opinion of Latham & Watkins LLP.
10.2	(1)	Security Agreement, dated as of November 25, 2002, among RBS Global, Inc., Rexnord Corporation, certain subsidiaries of RBS Global, Inc., and Deutsche Bank Trust Company Americas, as collateral agent.
10.3	(1)	Pledge Agreement, dated as of November 25, 2002, among RBS Global, Inc., Rexnord Corporation, certain subsidiaries of RBS Global, Inc., and Deutsche Bank Trust Company Americas, as collateral agent.
10.4	(1)	Subordination Agreement, dated as of November 25, 2002, by and among RBS Global, Inc., Rexnord Corporation, each of its Subsidiaries party thereto, and Deutsche Bank Trust Company Americas, as collateral agent.
10.5	(1)	Subsidiaries Guaranty dated November 25, 2002, by and among the Guarantors party thereto and Deutsche Bank Trust Company Americas, as collateral agent.

10.6	(1)	Management Agreement among RBS Global, Inc. and TC Group LLC dated November 25, 2002.
10.7	(1)	Management Consulting Agreement among Rexnord Corporation and George M. Sherman, Cypress Group, LLC and Cypress Industrial Holdings, LLC dated November 25, 2002.
10.8	(1)	Non-Competition Agreement dated November 25, 2002, by and among Invensys, plc and RBS Acquisition Corporation.
10.9	(1)	Employment Agreement between Rexnord Corporation and Robert A. Hitt dated November 25, 2002.(10)
10.10	(1)	Employment Agreement between Rexnord Corporation and Thomas J. Jansen dated November 25, 2002.(10)
10.11	(1)	Employment Agreement between Rexnord Corporation and Michael N. Andrzejewski dated November 25, 2002.(10)
10.12	(1)	Stock Option Plan of RBS Global, Inc.(10)
10.13	(1)	Form of Rexnord Non-Union Pension Plan.(10)
10.14	(1)	Form of Rexnord Supplemental Pension Plan.(10)
10.15	(1)	Form of Rexnord Corporation Executive Bonus Plan.(10)
10.16	(2)	Stockholders Agreement by and among RBS Global, Inc., Carlyle Partners III, L.P., CPIII Coinvestment, L.P., Carlyle High Yield Partners, L.P. and Robert A. Hitt, dated as of November 25, 2002.(10)
10.17	(2)	Stockholders Agreement by and among RBS Global, Inc., Carlyle Partners III, L.P., CPIII Coinvestment, L.P., Carlyle High Yield Partners, L.P. and Thomas Jansen, dated as of November 25, 2002.(10)
10.18	(2)	Stockholders Agreement by and among RBS Global, Inc., Carlyle Partners III, L.P., CPIII Coinvestment, L.P., Carlyle High Yield Partners, L.P. and Michael Andrzejewski, dated as of November 25, 2002.(10)
10.19	(3)	Release and Severance Agreement between Rexnord Corporation and Thomas J. Smith dated January 21, 2005.(10)
10.20	(5)	Stock Purchase Plan of RBS Global, Inc.(10)
10.21	(7)	Form of Change of Control Retention Agreement for Mr. Robert A. Hitt.(10)
10.22	(7)	Form of Change of Control Retention Agreement for Mr. Thomas J. Jansen and Mr. Michael N. Andrzejewski.(10)
10.23	(8)	Executive Bonus Plan, as amended March 31, 2006 (as amended March 31, 2006).(10)
10.24	(8)	Amendment No. 1 to Employment Agreement of Mr. Robert A. Hitt dated March 31, 2006.(10)
10.25	(8)	Amendment No. 1 to Employment Agreement of Mr. Thomas J. Jansen dated March 31, 2006.(10)
10.26	(8)	Amendment No. 1 to Employment Agreement of Mr. Michael N. Andrzejewski dated March 31, 2006.(10)
10.27	*	Stockholders Agreement by and among RBS Global, Inc., Carlyle Partners III, L.P., CPIII Co. Investment, L.P., Carlyle High Yield Partners, L.P. and Cypress Industrial Holdings, LLC, dated as of November 25, 2002.(10)
21.1	(9)	List of Subsidiaries.
23.1		Consent of Ernst & Young LLP.
23.2		Consent of Latham & Watkins LLP (included in Exhibit 5.1).

(1)
Incorporated by reference to Registration Statement on Form S-4 filed January 9, 2003. (File No. 333-102428-08)

(2)
Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-4 filed March 19, 2003. (File No. 333-102428-08)

(3)
Incorporated by reference to Form 8-K dated January 21, 2005. (File No. 333-102428-08)

(4)
Incorporated by reference to Form 8-K dated May 19, 2005. (File No. 333-102428-08)

(5)
Incorporated by reference to Form 10-K filed June 15, 2005. (File No. 333-102428-08)

(6)
Incorporated by reference to Form 10-Q filed August 10, 2005. (File No. 333-102428-08)

(7)
Incorporated by reference to Form 8-K filed March 28, 2006. (File No. 333-102428-08)

(8)
Incorporated by reference to Form 8-K filed April 3, 2006. (File No. 333-102428-08)

(9)
Incorporated by reference to Form 10-K filed April 27, 2006. (File No. 333-102428-08)

(10)
Management plan or compensatory plan or arrangement.

*
To be filed by amendment.

(b)
Financial Statement Schedules:

              The Financial Statement Schedules of the Company appended hereto are required for the Years Ended March 31, 2004, 2005 and 2006 and consist of the following:

  Schedule II—Valuation and Qualifying Accounts

RBS Global, Inc.
Schedule II—Valuation and Qualifying Accounts
Fiscal Years Ended March 31, 2004, 2005, and 2006
(in millions of Dollars)

		Additions
Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions(1)	Balance at End of Year
Fiscal Year 2004:
Valuation allowance for trade and notes receivable	3.5	1.2	1.0	(2.1)	3.6
Valuation allowance for excess and obsolete inventory	13.6	1.5	—	(6.0)	9.1
Valuation allowance for income taxes	11.7	2.8	—	(0.1)	14.4
Fiscal Year 2005:
Valuation allowance for trade and notes receivable	3.6	1.1	0.2	(1.7)	3.2
Valuation allowance for excess and obsolete inventory	9.1	3.1	1.6	(3.2)	10.6
Valuation allowance for income taxes	14.4	4.5	—	(0.8)	18.1
Fiscal Year 2006:
Valuation allowance for trade and notes receivable	3.2	2.0	1.2	(1.2)	5.2
Valuation allowance for excess and obsolete inventory	10.6	4.9	2.1	(3.4)	14.2
Valuation allowance for income taxes	18.1	11.4	—	(4.7)	24.8

(1)
Uncollectible amounts, dispositions charged against the reserve, and consumption of net operating losses.

              All other schedules have been omitted because they are not applicable or because the information required is included in the notes to the consolidated financial statements.

Item 17. Undertakings

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

              The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
For the purpose of determining liability under the Securities Act to any purchaser: If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)
For purposes of determining liability of the registrant under the Securities Act to any purchaser, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

              The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

              Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin on May 12, 2006.

RBS GLOBAL, INC.
By:	/s/ ROBERT A. HITT
	Name:	Robert A. Hitt
	Title:	President and Chief Executive Officer

              Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT A. HITT Robert A. Hitt	President, Chief Executive Officer and Director (Principal Executive Officer)	May 12, 2006
/s/ THOMAS J. JANSEN Thomas J. Jansen	Executive Vice President of Finance and Chief Financial Officer (Principal Financial Officer)	May 12, 2006
* Todd A. Adams	VP Controller and Treasurer (Principal Accounting Officer)	May 12, 2006
* George M. Sherman	Chairman of the Board	May 12, 2006
* Praveen R. Jeyarajah	Director	May 12, 2006
* Jerome H. Powell	Director	May 12, 2006
* Bruce E. Rosenblum	Director	May 12, 2006
By:	/s/ THOMAS J. JANSEN Thomas J. Jansen Attorney-in-fact

QuickLinks

TABLE OF CONTENTS
TRADEMARKS
SUMMARY
The Offering
Summary Financial Data
RISK FACTORS
Risks Related to Our Business
Risks Related to this Offering
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
Aggregated Option/SAR Exercises In Last Fiscal Year And Fiscal Year-End Option/SAR Values
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
RBS GLOBAL, INC. AND SUBSIDIARIES INDEX TO FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
Signatures